UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 21)

HARBINGER GROUP INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

41146A106
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

March 18, 2014
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 41146A106	SC 13D	Page 2 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,741,438
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,741,438
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,741,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 3 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,741,438
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,741,438
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,741,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 4 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,794,824
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,794,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (*)
14	TYPE OF REPORTING PERSON PN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 5 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,794,824
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,794,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 6 of 16

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,355,475
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,355,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,355,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 7 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,355,475
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,355,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,355,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (*)
14	TYPE OF REPORTING PERSON PN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 8 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,355,475
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,355,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,355,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 9 of 16

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,536,262
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,536,262
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,536,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 10 of 16

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,891,737
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,891,737
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,891,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9% (*)
14	TYPE OF REPORTING PERSON IN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 11 of 16

Item 1. Security and Issuer.

This Amendment No. 21 to Schedule 13D (“Amendment No. 21”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 19, 2009, as amended by Amendment No. 1, filed on July 13, 2009, Amendment No. 2, filed on November 4, 2009, Amendment No. 3, filed on August 17, 2010, Amendment No. 4, filed on September 15, 2010, Amendment No. 5, filed on January 12, 2011, Amendment No. 6, filed on March 10, 2011, Amendment No. 7, filed on May 16, 2011, Amendment No. 8, filed on May 23, 2011, Amendment No. 9, filed on February 1, 2012, Amendment No. 10, filed on March 14, 2012, Amendment No. 11, filed on June 18, 2012, Amendment No. 12, filed on December 14, 2013, Amendment No. 13 filed on December 19, 2012, Amendment No. 14 filed on January 16, 2013, Amendment No. 15 filed on June 3, 2013, Amendment No. 16 filed on August 14, 2013, Amendment No. 17 filed on September 20, 2013, Amendment No. 18 filed on September 27, 2013, Amendment No. 19 filed on February 6, 2014 and Amendment No. 20 filed on February 18, 2014 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Harbinger Group Inc. (the “Issuer”), whose principal executive offices are located at 450 Park Avenue, 30th Floor, New York, New York 10022.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following as the last paragraph thereof:

“As of the date hereof the Master Fund may be deemed to beneficially own 39,741,438 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 39,741,438 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 6,794,824 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 6,794,824 Shares.

As of the date hereof the Breakaway Fund may be deemed to beneficially own 4,355,475 Shares.

As of the date hereof HCP II may be deemed to beneficially own 4,355,475 Shares.

As of the date hereof HCP II GP may be deemed to beneficially own 4,355,475 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 46,536,262 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 50,891,737 Shares.”

Item 4.   Purpose of Transaction.

Item 4 is amended by adding the following as the last paragraph thereof:

“On March 21, 2014, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (collectively, the “Sellers”) sold an aggregate of 23,000,000 preferred securities of newly formed subsidiaries of each Seller (each, a “Preferred Share”) to Leucadia National Corporation (the “Purchaser”) at a price of $11.00 per Preferred Share. The Preferred Shares were sold in accordance with the terms of a Preferred Securities Purchase Agreement, dated March 18, 2014, by and among the Sellers and the Purchaser. On March 21, 2014, the Sellers and the Purchaser also entered into an Exchange Agreement pursuant which the Purchaser is obligated to exchange each Preferred Share for a share of common stock, par value $0.01, of Harbinger Group Inc. (such securities, the “Subject Shares”) owned by the Sellers upon receipt by the Purchaser of necessary regulatory approvals from the insurance regulators of Harbinger Group Inc.’s subsidiary, Fidelity & Guaranty Life.  Harbinger Group Inc. is not selling any securities in this transaction. While awaiting insurance regulatory approval, the Sellers retain the right to vote the Subject Shares in their sole discretion (subject to certain limited exceptions) and during this period the Purchaser may from time to time sell all or a portion of the Subject Shares and receive the proceeds from such sale for its own account. In connection with the foregoing, the Sellers assigned certain registration rights with respect to the Subject Shares to the Purchaser. Pursuant to a Pledge and Security Agreement and a Cash and Securities Deposit Agreement entered into at closing, the Sellers granted a security interest in the Subject Shares in favor of the Purchaser and agreed to have the Subject Shares held in escrow.”

CUSIP No. 41146A106	SC 13D	Page 12 of 16

Item 5.   Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety with the following:

“References to the percentage ownership of Shares in this Schedule 13D is based on the 145,613,286 Shares believed to be outstanding by the Reporting Persons as of March 17, 2014, which amount does not give effect to the conversion of the Company’s outstanding shares of Series A Participating Preferred Stock (the “Series A Shares”) and Series A-2 Participating Preferred Stock (the “Series A-2 Shares,” and together with the Series A Shares, the “Preferred Stock”) or the limitation on voting by the Preferred Stockholders prior to receipt of certain regulatory approvals (the Preferred Stock may be voted only up to 9.9% of the Shares by any one holder). The Preferred Stock is entitled to vote with the Shares on an as-converted basis on all matters submitted to a vote of the Shares. Each share of Preferred Stock may be converted into Shares based on the applicable conversion price.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 39,741,438 Shares, constituting 27.3% of the Shares.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 39,741,438 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 39,741,438 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 39,741,438 Shares, constituting 27.3% of the Shares.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 39,741,438 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 39,741,438 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 6,794,824 Shares, constituting 4.7% of the Shares.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,794,824 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,794,824 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 6,794,824 Shares, constituting 4.7% of the Shares.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,794,824 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,794,824 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

CUSIP No. 41146A106	SC 13D	Page 13 of 16

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 4,355,475 Shares, constituting 3.0% of the Shares.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,355,475 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,355,475 Shares.

The Breakaway Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II may be deemed to be the beneficial owner of 4,355,475 Shares, constituting 3.0% of the Shares.

HCP II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,355,475 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,355,475 Shares.

HCP II specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II GP may be deemed to be the beneficial owner of 4,355,475 Shares, constituting 3.0% of the Shares.

HCP II GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,355,475 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,355,475 Shares.

 HCP II GP specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 46,536,262 Shares, constituting 32.0% of the Shares.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 46,536,262 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 46,536,262 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 50,891,737 Shares, constituting 34.9% of the Shares.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 50,891,737 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 50,891,737 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(c) Since the filing of the last amendment to this Schedule 13D, the only transaction in the Shares by the Reporting Persons was the transaction described in Item 6 of this Schedule 13D.”

CUSIP No. 41146A106	SC 13D	Page 14 of 16

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by incorporating by the reference the information added to Item 4 above.

Item 7.   Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Preferred Securities Purchase Agreement
Exhibit C:	Exchange Agreement

CUSIP No. 41146A106	SC 13D	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

CUSIP No. 41146A106	SC 13D	Page 16 of 16

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

March 21, 2014

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that this statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share of Harbinger Group Inc., is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

A-1

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

March 21, 2014

A-2

Exhibit B

EXECUTION VERSION

PREFERRED SECURITIES PURCHASE AGREEMENT*

by and among

Harbinger Capital Partners Master Fund I, Ltd.,

Global Opportunities Breakaway Ltd.,

Harbinger Capital Partners Special Situations Fund, L.P.

and

Leucadia National Corporation

March 18, 2014

*Capitalized terms have the meaning ascribed to such terms in this Preferred Securities Purchase Agreement.  This Preferred Securities Purchase Agreement contains a number of representations and warranties which the Sellers and the Purchaser have made to each other.  The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the Sellers and the Purchaser have exchanged in connection with signing the Preferred Securities Purchase Agreement.  The confidential disclosure schedules may contain information that has been included in the general prior public disclosures of the Company, as well as additional non-public information. Such information may modify, qualify and create exceptions to the representations and warranties set forth in the Preferred Securities Purchase Agreement.  In addition, these representations and warranties were made as of the date of the Preferred Securities Purchase Agreement.  Information concerning the subject matter of the representations and warranties may have changed since the date of the Preferred Securities Purchase Agreement, which subsequent information may or may not be fully reflected in the public disclosures of the Company.  Moreover, representations and warranties are frequently utilized in purchase agreements as a means of allocating risks, both known and unknown, rather than to make affirmative factual claims or statements.  Accordingly, ONLY THE PARTIES TO THIS PREFERRED SECURITIES PURCHASE AGREEMENT SHOULD RELY ON THE REPRESENTATIONS AND WARRANTIES AS CURRENT CHARACTERIZATIONS OF FACTUAL INFORMATION ABOUT THE COMPANY, ITS SUBSIDIARIES, THE SELLERS, AND THE PURCHASERS AND THEIR RESPECTIVE AFFILIATES.

TABLE OF CONTENTS

Page
1	Definitions		1

2	Authorization, Purchase and Sale of Preferred Securities		6

	2.1	Authorization, Purchase and Sale	6
	2.2	Closing	7
	2.3	Adjustments	8

3	Representations and Warranties of the Sellers		8

	3.1	Organization and Power	9
	3.2	Capitalization	9
	3.3	Authorization	11
	3.4	Registration Requirements	11
	3.5	No Conflict	12
	3.6	Consents	13
	3.7	Company SEC Filings	13
	3.8	Compliance with Law	14
	3.9	NYSE	14
	3.10	Investment Company Act	14
	3.11	Brokers	14
	3.12	Right of First Refusal; Stockholders Agreement; Voting and Registration Rights	14
	3.13	Anti-Takeover Statutes	15
	3.14	Solvency	15
	3.15	Registration Rights	15
	3.16	No Other Representations and Warranties	15

4.	Representations and Warranties of the Purchaser		16

	4.1	Organization	16
	4.2	Authorization	16
	4.3	No Conflict	16
	4.4	Consents	16
	4.5	Brokers	17
	4.6	Purchase Entirely for Own Account	17
	4.7	Investor Status	17
	4.8	Securities Not Registered	17
	4.9	Financing	18
	4.10	Equity Securities of the Company and its Subsidiaries	18
	4.11	HSR Act	18
	4.12	Company Information	18

i

5.	Covenants and Other Agreements.		18

	5.1	Interim Covenants	18
	5.2	Commercially Reasonable Efforts; Further Assurances; Notification.	20

6.	Conditions to the Obligation of the Parties to Consummate the Closing		22

7.	Transfer Restrictions		22

8.	Legends; Securities Act Compliance		23

9.	Indemnification; Survival		23

	9.1	Sellers Indemnification	23
	9.2	Survival of Representations and Warranties	24
	9.3	Purchaser Indemnification	24
	9.4	Limitations	24
	9.5	Procedures	24
	9.6	Additional Limitations	25
	9.7	Exclusive Remedies	25

10.	Termination		26

	10.1	Conditions of Termination	26
	10.2	Effect of Termination	26

11.	Miscellaneous Provisions		26

	11.1	Public Statements or Releases	26
	11.2	Interpretation	26
	11.3	Notices	27
	11.4	Severability	28
	11.5	Governing Law; Jurisdiction; WAIVER OF JURY TRIAL	28
	11.6	Specific Performance	29
	11.7	Delays or Omissions; Waiver	29
	11.8	Fees; Expenses	29
	11.9	Assignment	30
	11.10	No Third Party Beneficiaries	30
	11.11	Counterparts	30
	11.12	Entire Agreement; Amendments	30
	11.13	Freedom to Pursue Opportunities	31
	11.14	Nature of Sellers’ Obligations and Rights	31
	11.15	No Personal Liability of Directors, Officers, Owners, Etc	31

Annex A – Company Shares
Annex B – Security Subsidiaries Capitalization
Annex C – Sellers, Preferred Securities and Preferred Security Purchase Price
Annex D – Form of A&R LLC Agreement for Security Subsidiaries
Exhibit A – Form of Registration Rights Acknowledgement
Exhibit B – Form of Shareholder Side Letter
Exhibit C – Form of Escrow Agreement
Exhibit D – Form of Exchange Agreement
Exhibit E – Form of Pledge Agreement
Exhibit F – Form of Power of Attorney
Exhibit G – Solvency Certificate

INDEX OF DEFINED TERMS
(continued)
Section

2011 Preferred Stock	3.2(a)
A&R LLC Agreeemnts	2.1(b)
Basket Amount	9.4
Capitalization Date	3.2(a)
Closing	2.2(a)
Closing Date	2.2(a)
CODs	3.2(c)
Consent	3.6
Disclosure Schedule	3
Global Fund	Preamble
GOB Preferred Security	2.1
GOB Securities Subsidiary	2.1
Holder	3.4
Indemnified Party	9.5
Indemnifying Party	9.5
Initiating Holder	3.15
Law	3.5(a)
Laws	3.5(a)
Lien	3.5(a)
Long-Form Registration	3.15
Master Fund	Preamble
MF Preferred Security	2.1
MF Securities Subsidiary	2.1
New York Court	11.5(b)
NYSE	3.9(a)
Permitted Transferee	3.4
Preferred Securities	2.1
Preferred Security Purchase Price	2.1
Preferred Stock	3.2(a)
Purchaser	Preamble
Purchaser Adverse Effect	4.3
Purchaser Indemnified Parties	9.1
Purchaser Indemnified Party	9.1
Registrable Securities	3.4
Rule 144	4.8(a)
Seller	Preamble
Seller Indemnified Parties	9.3
Seller Indemnified Party	9.3
Seller Information	4.12
Sellers	Preamble
Series A Preferred Stock	3.2(a)
Short-Form Registration	3.15
Special Situations Fund	Preamble

SSF Preferred Security	2.1
SSF Securities Subsidiary	2.1
Survival Period	9.2

v

PREFERRED SECURITIES PURCHASE AGREEMENT

PREFERRED SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated March 18, 2014, by and among Harbinger Capital Partners Master Fund I, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (the “Master Fund”), Global Opportunities Breakaway Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Global Fund” ), Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (“Special Situations Fund”, together with the Master Fund and Global Fund, the “Sellers,” and each a “Seller”), and Leucadia National Corporation, a New York Corporation (or, at its designation but subject to compliance with the terms and conditions of Section 11.9, one or more of its direct or indirect wholly-owned Subsidiaries, the “Purchaser”).

WHEREAS, subject to the terms and conditions set forth herein, the Sellers desire to sell to the Purchaser, and the Purchaser desires to purchase from the Sellers, the Preferred Securities (as defined below);

WHEREAS, each Seller has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby in accordance with applicable Law upon the terms and conditions contained herein;

WHEREAS, the Purchaser has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby in accordance with applicable Law upon the terms and conditions contained herein;

WHEREAS, prior to or concurrently with the execution of this Agreement, the Sellers, the Company and the Purchaser entered into that certain Acknowledgement to the Registration Rights Agreement in the form set forth as Exhibit A (the “Reg Rights Acknowledgement”); and

WHEREAS, prior to or concurrently with the execution of this Agreement, the Company and the Purchaser entered into that certain Shareholder Side Letter in the form set forth as Exhibit B (the “Shareholder Side Letter”).

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the parties hereto agree as follows:

1. Definitions.  As used in this Agreement, the following terms shall have the following respective meanings:

 “Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.

 “Agreement” shall have the meaning set forth in the preamble.

 “Ancillary Agreements” shall mean the Shareholder Side Letter, the Escrow Agreement, the Exchange Agreement, the Reg Rights Acknowledgment, the Pledge Agreement, the A&R LLC Agreements and a Power of Attorney from each Seller.

 “Basket Amount” shall have the meaning set forth in Section 9.4.

 “Beneficially Own,” “Beneficially Owned,” or “Beneficial Ownership” shall have the meaning set forth in Rule 13d-3 of the rules and regulations promulgated under the Exchange Act; provided, however, that  a Person will be deemed to be the beneficial owner of any security which may be acquired by such Person whether within 60 days or thereafter, upon the conversion, exchange or exercise (without giving effect to any provision governing such security that would limit, reduce or otherwise restrict the conversion, exchange or exercise features of such security) of any rights, options, warrants or similar securities to subscribe for, purchase or otherwise acquire such security.

 “Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in the State of New York are authorized or required by Law or other governmental action to close.

 “Capitalization Date” shall have the meaning set forth in Section 3.2(a).

 “Cash Exchange” shall have the meaning set forth in the Exchange Agreement.

 “Closing” shall have the meaning set forth in Section 2.2.

 “Closing Date” shall have the meaning set forth in Section 2.2.

 “Code” shall mean the Internal Revenue Code of 1986, as amended.

 “Common Stock” shall mean the common stock, par value $0.01 per share, of the Company.

 “Company” shall mean Harbinger Group Inc., a Delaware corporation.

 “Company Board” shall mean the board of directors of the Company.

 “Company Option” shall mean an option to acquire shares of Common Stock that was issued under any Company Stock Plan.

 “Company SEC Filings” shall have the meaning set forth in Section 3.7.

 “Company Shares” shall mean the shares of Common Stock set forth on Annex A, as adjusted to reflect any merger, consolidation, recapitalization, reclassification, split-up, stock dividend, rights offering or reverse stock split made, declared or effected on and after the date hereof with respect to the Common Stock.

 “Company Stock Plans” shall mean the plans listed on Schedule 1.2.

 “Consent” shall have the meaning set forth in Section 3.6(a).

 “control” (including the terms “controlling” “controlled by” and “under common control with”) with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

 “DGCL” shall mean the General Corporation Law of the State of Delaware.

 “Disclosure Schedule” shall have the meaning set forth in Section 3.

 “Equity Securities” shall mean, with respect to any Person, (i) shares of capital stock of, or other equity or voting interest in, such Person, (ii) any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, such Person, (iii) options, warrants, rights or other commitments or agreements to acquire from such Person, or that obligates such Person to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, such Person, (iv) obligations of such Person to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Person and (v) the capital stock of such Person.

 “Escrow Agent” means Deutsche Bank Trust Company Americas, or such other broker-dealer mutually acceptable to the parties hereto.

 “Escrow Agreement” means the cash and securities deposit agreement in the form attached hereto as Exhibit C.

 “Exchange” shall have the meaning set forth in the Exchange Agreement.

 “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

 “Exchange Agreement” means the exchange agreement in the form attached hereto as Exhibit D.

 “F&G Life” shall mean Fidelity & Guaranty Life Insurance Company.

 “Fundamental Representations” shall have the meaning set forth in Section 9.2.

 “GAAP” shall mean United States generally accepted accounting principles applied on a consistent basis.

 “Governmental Entity” shall mean any United States or non-United States federal, state or local government, or any agency, bureau, board, commission, department, tribunal or instrumentality thereof or any court, tribunal, or arbitral or judicial body.

 “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and all of the rules and regulations promulgated thereunder.

 “Indemnified Party” shall have the meaning set forth in Section 9.5.

 “Indemnifying Party” shall have the meaning set forth in Section 9.5.

 “Knowledge” shall mean, with respect to each Seller, the knowledge of the Persons set forth on Schedule 1.1.  Such individuals will be deemed to have “knowledge” of a particular fact or other matter if (i) such individual has or at any time had actual knowledge of such fact or other matter or (ii) a prudent individual would be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably diligent review concerning the existence thereof with each employee of a Seller or any of their Subsidiaries who reports directly to such individual and who (x) has responsibilities or (y) would reasonably be expected to have actual knowledge of circumstances or other information, in each case, that would reasonably be expected to be pertinent to such fact or other matter. Notwithstanding the foregoing, each Seller will be deemed to have knowledge of any fact or matter of which an officer of such Seller has received written notice (whether in hard copy, digital or electronic format).

 “Law” shall have the meaning set forth in Section 3.5(a).

 “Lien” shall have the meaning set forth in Section 3.5(a).

 “Losses” shall mean, subject to Section 9.6 of this Agreement, any and all actions, causes of action, suits, claims, liabilities, losses, damages, penalties, judgments, costs and out-of-pocket expenses in connection therewith (including reasonable attorneys’ fees and expenses), it being agreed that Losses may include any losses that any Person deciding any dispute in respect thereof (whether a court, jury or other Person) may determine are recoverable, including if so determined to be recoverable, losses that represent diminution in value.

 “Material Adverse Effect” shall mean any fact, circumstance, event, change, effect, occurrence or development (each, a “Change”) that, individually or in the aggregate with all other Changes, has a material adverse effect on or with respect to the business, operations, assets (including intangible assets), liabilities, results of operation or financial condition of the Company and its Subsidiaries taken as a whole, provided, however, that a Material Adverse Effect shall not include any Change (by itself or when aggregated or taken together with any and all other Changes) (i) generally affecting the industries in which the Company and its Subsidiaries operate or economic conditions in the United States (including changes in the capital or financial markets generally); (ii) resulting from any outbreak or escalation of hostilities or acts of war or terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case whether or not involving the United States; (iii) resulting from changes (or proposed changes) in Law or GAAP (or authoritative interpretations thereof); (iv) resulting from changes in the market price or trading volume of the Company’s, Spectrum’s or F&G Life’s securities or from the failure of the Company or any of its Subsidiaries to meet projections, forecasts or estimates (it being understood that the causes underlying such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); (v) acts of God (including earthquakes, storms, fires, floods and natural catastrophes); (vi) effects relating to or arising from the announcement of the execution of this Agreement or the transactions contemplated hereby or the identity of the Purchaser or its Affiliates, including the loss of any customers, suppliers or employees; (vii) effects resulting from compliance with the terms and conditions of this Agreement by the Company or any of its Subsidiaries or consented to in writing by the Purchaser; (viii) the seasonality of the business of the Company or any of its Subsidiaries; or (ix) any breach of this Agreement by the Purchaser, except to the extent that, with respect to clauses (i), (ii), (iii), (iv) and (v), the impact of such Changes is disproportionately adverse to the Company and its Subsidiaries.

 “New York Court” shall have the meaning set forth in Section 11.5(b).

 “NYSE” shall have the meaning set forth in Section 3.9(a).

 “Person” shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.

 “Pledge Agreement” means the pledge and security agreement in the form attached as Exhibit E hereto to be executed by each Seller in respect of the Company Shares set forth next to such Seller’s name on Annex A.

 “Power of Attorney” means a power of attorney in the form attached hereto as Exhibit F.

 “Preferred Security Purchase Price” shall have the meaning set forth in the Section 2.1.

 “Preferred Stock” shall have the meaning set forth in Section 3.2(a).

 “Purchaser” shall have the meaning set forth in the preamble.

 “Purchaser Adverse Effect” shall have the meaning set forth in the Section 4.3.

 “Purchaser Indemnified Party” shall have the meaning set forth in Section 9.1.

 “Registration Rights Agreement” shall mean the Registration Rights Agreement dated as of September 10, 2010 between the Sellers and the Company, as amended on May 12, 2011 (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms).

 “Reg Rights Acknowledgement” shall have the meaning set forth in the preamble.

 “Rule 144” shall have the meaning set forth in Section 4.8(a).

 “SEC” shall mean the Securities and Exchange Commission.

 “Securities Act” shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

 “Securities Exchange” shall have the meaning set forth in the Exchange Agreement.

 “Security Subsidiaries” shall have the meaning set forth in Section 2.1.

 “Seller Indemnified Party” shall have the meaning set forth in Section 9.3.

 “Seller Information” shall have the meaning set forth in Section 4.12.

 “Seller Party” means the Sellers and the Security Subsidiaries.

 “Sellers” shall have the meaning set forth in the preamble.

 “Shareholder Side Letter” shall have the meaning set forth in the preamble.

 “Significant Subsidiary” shall mean any Subsidiary or group of Subsidiaries that would, taken together, be a “significant subsidiary” as defined in Article 1, Rule 1-02 (w)(1) or (2) of Regulation S-X promulgated under the Securities Act, as such regulation is in effect from time to time.

 “Spectrum” shall mean Spectrum Brands Holdings, Inc.

 “Subsidiary” of any Person shall mean any corporation, partnership, joint venture, limited liability company, trust or other form of legal entity (whether incorporated or unincorporated) of which (or in which) more than 50% of (i) the Total Current Voting Power; (ii) the interest in the capital or profits of such partnership, joint venture or limited liability company; or (iii) the beneficial interest in such trust or estate; is, directly or indirectly, owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

 “Survival Period” shall have the meaning set forth in Section 9.2.

 “Taxes” shall mean any and all taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto) imposed by any Governmental Entity, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and any ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs or duties.

 “Total Current Voting Power” shall mean, with respect to any entity, at the time of determination of Total Current Voting Power, the total number of votes which may be cast in the general election of directors of such entity (or, in the event the entity is not a corporation, the governing members, board or other similar body of such entity).

2. Authorization, Purchase and Sale of Preferred Securities

2.1 Authorization, Purchase and Sale

(a) On or prior to the date hereof, (i) Master Fund has formed a member-managed, wholly-owned Delaware limited liability company under the name MF/HRG Securities Subsidiary, LLC (the “MF Securities Subsidiary”), (ii) Global Fund has formed a member-managed, wholly-owned Delaware limited liability company under the name GOB/HRG Securities Subsidiary, LLC (the “GOB Securities Subsidiary”), and (iii) Special Situations Fund has formed a member-managed, wholly-owned Delaware limited liability company under the name SSF/HRG Securities Subsidiary, LLC (the “SSF Securities Subsidiary” and, collectively with the MF Securities Subsidiary and the GOB Securities Subsidiary, the “Security Subsidiaries”).  The capitalization of each Security Subsidiary as of the date hereof is set forth on Annex B.  For the avoidance of doubt and subject to any Exchange consummated by the parties, it is hereby acknowledged and agreed that the Sellers will retain the Company Shares and will not be contributing or otherwise assigning any rights, title or interest in and to the Company Shares to any of the Security Subsidiaries.

(b) Subject to and upon the terms and conditions of this Agreement, (w) Master Fund will sell to the Purchaser, and the Purchaser will purchase from Master Fund, at the Closing, the preferred securities of the MF Securities Subsidiary set forth next to Master Fund’s name on Annex C (each, a “MF Preferred Security”), (y) Global Fund will sell to the Purchaser, and the Purchaser will purchase from Global Fund, at the Closing, the preferred securities of the GOB Securities Subsidiary set forth next to Global Fund’s name on Annex C (each, a “GOB Preferred Security”), and (z) Special Situations Fund will sell to the Purchaser, and the Purchaser will purchase from Special Situations Fund, at the Closing, the preferred securities of the SSF Securities Subsidiary set forth next to Special Situations Fund’s name on Annex C (each, a “SSF Preferred Security” and collectively with each MF Preferred Security and each GOB Preferred Security, the “Preferred Securities”).  The form of amended and restated limited liability company agreements for the Security Subsidiaries (including the terms of the Preferred Securities) to be entered into at the Closing is attached as Annex D (the “A&R LLC Agreements”).  The aggregate purchase price (the “Preferred Security Purchase Price”) for the Preferred Securities, and the amount of such Preferred Security Purchase Price to be paid to each Seller shall be the amount set forth on Annex C.

2.2 Closing

(a) The closing of the purchase and sale of the Preferred Securities (the “Closing”) shall take place at the offices of Leucadia National Corporation, 520 Madison Avenue, New York, New York 10022 immediately upon the later of (i) the satisfaction or waiver of each of the conditions set forth in Section 6 (other than those conditions which, by their terms, are to be satisfied or waived at the Closing) and (ii) 6:00 p.m. Eastern time on the fifth Business Day following the date hereof, or at such other place or such other date as agreed to by the parties hereto in writing (the “Closing Date”).

(b) At the Closing:

(i) each Seller shall deliver to Purchaser one or more certificates representing the Preferred Securities set forth next to such Seller’s name on Annex C;

(ii) each Seller shall deliver to the Escrow Agent one or more certificates (or, at such Seller’s option, through delivery by electronic book entry form) representing the Company Shares set forth next to such Seller’s name on Annex A, along with duly executed instruments of transfer or assignment in blank in respect of such Company Shares, conveying (in accordance with and subject to the terms of the Exchange Agreement) all right, title and interest to and in the Company Shares, free and clear of all liens;

(iii) Sellers shall deliver to the Purchaser a copy of the Escrow Agreement duly executed by the Sellers;

(iv) Sellers shall deliver to the Purchaser a copy of the Pledge Agreement duly executed by the Sellers;

(v) Sellers shall deliver to the Purchaser a copy of the Exchange Agreement duly executed by the Sellers;

(vi) each Seller shall deliver to the Purchaser a Power of Attorney duly executed by such Seller;

(vii) each Seller shall deliver to the Purchaser an A&R LLC Agreement for its respective Security Subsidiary duly executed by such Seller;

(viii) Purchaser shall deliver to the Sellers a copy of the Escrow Agreement duly executed by the Purchaser and the Escrow Agent;

(ix) Purchaser shall deliver to the Sellers a copy of the Pledge Agreement duly executed by the Purchaser and the Escrow Agent;

(x) Purchaser shall deliver to the Sellers a copy of the Exchange Agreement duly executed by the Purchaser;

(xi) Purchaser shall deliver to the Sellers a copy of the A&R LLC Agreements for each of the Security Subsidiaries, in each case duly executed by the Purchaser; and

(xii) Purchaser shall deliver, or cause to be delivered by one of its Affiliates, to each Seller an amount equal to the portion of the Preferred Security Purchase Price set forth next to such Seller’s name on Annex C by wire transfer of immediately available funds to an account that such Seller shall designate prior to the Closing Date.

2.3 Adjustments.  If between the date of this Agreement and the Closing the outstanding Company Shares shall have been changed into a different number of shares or a different class, solely by reason of any stock dividend, reclassification, recapitalization, split, reverse split, combination, exchange or readjustment of shares or any stock dividend or stock distribution with a record date during such period or any other similar transaction, the Preferred Security Purchase Price shall be correspondingly adjusted to reflect such change.

3. Representations and Warranties of the Sellers.  Except as set forth in the disclosure schedule delivered by the Sellers to the Purchaser on the date hereof (the “Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Disclosure Schedule shall also be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent) or as disclosed in the Company SEC Filings, filed and publicly available prior to the date of this Agreement and only as and to the extent disclosed therein (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly forward-looking), each Seller hereby represents and warrants, severally and not jointly, to the Purchaser as follows:

3.1 Organization and Power.

(a) Each of the Sellers and their relevant Security Subsidiary, the Company and the Company’s Significant Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization.  Each of the Sellers and their relevant Security Subsidiary, the Company and the Company’s Subsidiaries has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Each of the Sellers and their relevant Security Subsidiary, the Company and the Company’s Subsidiaries is duly qualified to do business and is in good standing as a foreign corporation (or other legal entity) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The organizational or governing documents of the Sellers and their relevant Security Subsidiary, the Company and each of the Company’s Significant Subsidiaries are in full force and effect.  Neither the Sellers, their relevant Security Subsidiary, the Company nor any Significant Subsidiary of the Company is in violation of its organizational or governing documents.

(c) On or prior to the date hereof, the Sellers have delivered or made available to the Purchaser true, accurate and complete copies of the organizational or similar governing documents of each Security Subsidiary, as amended through the date of this Agreement.

3.2 Capitalization.

(a) As of the date of this Agreement, the authorized shares of capital stock of the Company consist of 500,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).  As of the close of business on March 17, 2014 (the “Capitalization Date”), (i) 145,613,286 shares of Common Stock were issued and outstanding, (ii) 4,306,309 shares of Common Stock were reserved for issuance under the Company Stock Plans, (iii) 394,240 shares of Preferred Stock were issued and outstanding, including 280,000 shares of Series A Participating Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and 114,240 shares of Series A-2 Participating Convertible Preferred Stock, par value $0.01 per share (together with the Series A Preferred Stock, the “2011 Preferred Stock”), and (iv) zero shares of Common Stock or Preferred Stock were held by the Company as treasury shares.  As of the date of this Agreement, the Sellers and their Affiliates beneficially own, in the aggregate, 73,891,737 shares of Common Stock and no shares of Preferred Stock. All outstanding shares of Common Stock are validly issued, fully paid, nonassessable and free of preemptive or similar rights.  Since the Capitalization Date, the Company has not sold or issued or repurchased, redeemed or otherwise acquired any shares of the Company’s capital stock (other than issuances pursuant to the exercise of any Company Option or vesting of any share unit award that had been granted under any Company Stock Plan, or repurchases, redemptions or other acquisitions pursuant to agreements contemplated by a Company Stock Plan).  No Subsidiary of the Company owns any Equity Securities of the Company.

(b) As of the Capitalization Date, with respect to the Company Stock Plans, (i) there were 4,763,010 shares of Common Stock underlying outstanding Company Options to acquire shares of Common Stock, such outstanding Company Options having a weighted average exercise price per share as of the Capitalization Date of $8.14, (ii) there were 21,645 shares of Common Stock issuable upon the vesting of outstanding share award units, and (iii) 4,306,309 additional shares of Common Stock were reserved for issuance for future grants pursuant to the Company Stock Plans.  All shares of Common Stock reserved for issuance as noted in the foregoing sentence, when issued in accordance with the respective terms thereof, are or will be validly issued, fully paid, nonassessable and free of preemptive or similar rights.  To the Knowledge of such Seller, each Company Option was granted with an exercise price per share equal to or greater than the per share fair market value (as such term is used in Code Section 409A and the Department of Treasury regulations and other interpretive guidance issued thereunder) of the Common Stock underlying such Company Option on the grant date thereof and was otherwise issued in material compliance with applicable Law.

(c) As of the date of this Agreement, except as set forth in Sections 3.2(a) and 3.2(b), there are no outstanding obligations by the Company, including pursuant to any outstanding Equity Securities of the Company, to make any payments in excess of $250,000, in the aggregate, based on the price or value of any Equity Securities of the Company.  Except as set forth in the certificates of designation in respect of the 2011 Preferred Stock (the “CODs”), there are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of the Company.

(d) Except as set forth herein or in any registration rights agreements, CODs or purchase agreements in respect of the 2011 Preferred Stock, in each case which have been filed as exhibits to the Company SEC Filings, neither the Company nor any of its Subsidiaries is a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Equity Securities of the Company.

(e) All of the outstanding Equity Securities of MF Securities Subsidiary are owned by Master Fund, all of the outstanding Equity Securities of GOB Securities Subsidiary are owned by Global Fund and all of the outstanding Equity Securities of SSF Securities Subsidiary are owned by Special Situations Fund.  Other than any agreement entered into in connection with the transactions contemplated hereby, no Security Subsidiary shall be party to any contract nor shall any Security Subsidiary conduct any activities other than in connection with the organization of such Security Subsidiary and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.  No Security Subsidiary shall own any Equity Securities of any other Person.

(f) The capitalization of the Security Subsidiaries is set forth on Annex B.  The terms of the Preferred Securities are set forth in the form of the A&R LLC Agreements attached hereto as Annex D.

(g) All of the Company Shares and Preferred Securities are duly authorized, validly issued, fully paid, nonassessable and free of preemptive or similar rights except as set forth in this Agreement, the Registration Rights Agreement or the Ancillary Agreements.

3.3 Authorization.  Such Seller has all requisite corporate or limited partnership power to enter into this Agreement and any applicable Ancillary Agreement and to consummate the transactions contemplated hereby and thereby and to carry out and perform its obligations hereunder and thereunder, including in each case the consummation of each Exchange.  All requisite action on the part of such Seller, its officers and directors necessary for the authorization, execution, delivery and performance of this Agreement and any applicable Ancillary Agreement (including the consummation of each Exchange) has been taken.  The execution, delivery and performance by such Seller of this Agreement and any applicable Ancillary Agreement and the consummation of the transactions contemplated hereby and thereby (including the consummation of each Exchange) do not require any approval of such Seller’s equity holders, the Company or the Company’s stockholders.  Upon its execution by such Seller and the other parties hereto and assuming that it constitutes a legal and binding agreement of the Purchaser, this Agreement and any applicable Ancillary Agreement will constitute a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

3.4 Registration Requirements.  Subject to the accuracy of the representations and warranties made by the Purchaser in Section 4, the offer and sale of the Preferred Securities and each Exchange (i) has been and will be made in compliance with applicable exemptions from the registration and prospectus delivery requirements of the Securities Act and (ii) will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities Laws.  The Reg Rights Acknowledgment has been duly and validly executed and delivered by the Company and each of the Sellers and constitutes a valid and binding obligation of the Company and each of the Sellers, enforceable against the Company and each of the Sellers in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law).  The Company Shares to be delivered to the Escrow Agent hereunder constitute “Registrable Securities” (as defined in the Registration Rights Agreement) under the Registration Rights Agreement and shall continue to be Registrable Securities immediately following the purchase of the Preferred Securities hereunder and each Exchange.

The Purchaser shall be a “Permitted Transferee” and a “Holder” (each as defined in the Registration Rights Agreement) under the Registration Rights Agreement.

3.5 No Conflict.

(a) Subject to the accuracy of the representations and warranties made by the Purchaser in Section 4.11, the execution, delivery and performance of this Agreement and any applicable Ancillary Agreement by such Seller and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with or result in any violation of any provision of the limited liability company agreement or limited partnership agreement (or similar governing documents) of such Seller Party, the Company or any of the Company’s Subsidiaries or Affiliates, (ii) result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or to the loss of any benefit under any mortgage, contract, purchase or sale order, instrument, permit, concession, franchise, right or license binding upon the Company, such Seller or any of their Subsidiaries, or any judgment, decree or settlement binding upon the Company, or any of the Sellers or any of their Affiliates, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) upon any of the properties, assets or rights of the Company, such Seller or any of their Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or to prevent or materially delay or hinder the ability of such Seller to perform its obligations under this Agreement, or (iii) subject to the matters referred to in Section 3.6, conflict with or violate any applicable material law, statute, code, ordinance, rule, regulation, or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law (collectively, “Laws“ and each, a “Law”) or any judgment, order, injunction or decree issued by any Governmental Entity.

(b) To the Knowledge of such Seller, the execution, delivery and performance of the Reg Rights Acknowledgment by the Purchaser and the consummation of the transactions contemplated thereby will not (i) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws (or similar governing documents) of the Company, (ii) result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or to the loss of any benefit under any mortgage, contract, purchase or sale order, instrument, permit, concession, franchise, right or license binding upon the Company, such Seller or any of their Subsidiaries, or any judgment, decree or settlement binding upon the Company, or any of the Sellers or any of their Affiliates, or result in the creation of any Lien upon any of the properties, assets or rights of the Company, such Seller or any of their Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or to prevent or materially delay or hinder the ability of such Seller to perform its obligations under this Agreement, or (iii) conflict with or violate any applicable material Law or any judgment, order, injunction or decree issued by any Governmental Entity.

3.6 Consents.

(a) Subject to the accuracy of the representations made by the Purchaser in Section 4.11, no consent, approval, order, or authorization of, or filing or registration with, or notification to (any of the foregoing being a “Consent”), any Governmental Entity, including any court or administrative or regulatory agency, or other third-party on the part of the Company, or any of the Sellers or any of their Affiliates, is required on the part of the Company, such Seller or their Subsidiaries in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, including in each case the consummation of each Exchange; other than (i) those to be obtained, in connection with the registration of the Company Shares under the Registration Rights Agreement, under the applicable requirements of the Securities Act and any related filings and approvals under applicable state securities Laws, (ii) such filings as may be required pursuant to the formation of the Security Subsidiaries under Section 2.1, (iii) such filings as may be required under any applicable requirements of the Exchange Act or the rules of the NYSE, (iv) such filings and approvals as may be required by any insurance regulatory authorities in order to consummate the transactions contemplated by this Agreement and (v) such Consents the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or to prevent or materially delay or hinder the ability of such Seller to perform its obligations under this Agreement.

(b) To the Knowledge of such Seller, no Consent of or to any Governmental Entity, including any court or administrative or regulatory agency or other third-party on the part of the Company, or any of the Sellers or any of their Affiliates, is required on the part of the Company, such Seller or their Subsidiaries in connection with the execution, delivery or performance of the Reg Rights Acknowledgment and the consummation of the transactions contemplated thereby.

3.7 Company SEC Filings.  To the Knowledge of such Seller, each of the Company and its Subsidiaries has filed all forms, reports and documents with the SEC that have been required to be filed by it under applicable Laws since January 1, 2011 (collectively, the “Company SEC Filings”).  Each Company SEC Filing complied as of its filing date as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Filing was filed (and, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing).  As of its filing date (and, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Filing did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  Since January 1, 2011, to the Knowledge of such Seller, no executive officer of the Company or any of its Subsidiaries has failed to make the certifications required by him or her under Section 302 and 906 of the Sarbanes Oxley Act of 2002 with respect to any Company SEC Filing.  To the Knowledge of such Seller, there are no transactions that have occurred since January 1, 2011 that are required to be disclosed in the Company SEC Filings pursuant to Item 404 of Regulation S-K that have not been disclosed in the Company SEC Filings.

3.8 Compliance with Law.  To the Knowledge of such Seller, the Company and each of its Subsidiaries are in compliance with and are not in default under or in violation of, and have not received any written notices of non-compliance, default or violation with respect to, any material Laws, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or to materially delay or hinder the ability of such Seller to perform its obligations under this Agreement.

3.9 NYSE.

(a) Shares of the Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed on The New York Stock Exchange (the “NYSE”), and to the Knowledge of such Seller, there is no action pending by the Company or any other Person to terminate the registration of the Common Stock under the Exchange Act or to delist the Common Stock from the NYSE, nor has the Company received any notification that the SEC or the NYSE is currently contemplating terminating such registration or listing.

(b) The representations and warranties expressly set forth in this Section 3.9 shall be the only representations and warranties, express or implied, written or oral, with respect to the subject matter contained in this Section 3.9.

3.10 Investment Company Act.  The Company is not an “investment company” within the meaning of, and required to be registered under, the Investment Company Act of 1940, as amended.

3.11 Brokers.  The Sellers have not retained, utilized or been represented by any broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

3.12 Right of First Refusal; Stockholders Agreement; Voting and Registration Rights.  Except as set forth in this Agreement, any Ancillary Agreement, the CODs or the purchase agreements in respect of the 2011 Preferred Stock (other than the related tag-along rights letter agreements), no party has any right of first refusal, right of first offer, right of co-sale, preemptive right, anti-dilution right, tag-along rights or other rights of limited partners or other similar right regarding Equity Securities of the Company, including the Company Shares, or regarding the Preferred Securities.  Except as set forth in this Agreement, any Ancillary Agreement, Article IX of the Company’s certificate of incorporation, the CODs or the purchase agreements in respect of the 2011 Preferred Stock (other than the related tag-along rights letter agreements), there are no provisions of the Company’s organizational documents and no contracts to which the Company or any of its Subsidiaries is a party, which (a) may affect or restrict the voting rights of the Purchaser with respect to any Company Shares received pursuant to a Securities Exchange in their capacity as stockholders of the Company, (b) restrict the ability of the Purchaser, or any successor thereto or assignee or transferee thereof, to transfer the Company Shares received pursuant to a Securities Exchange, or restrict the ability of the Purchaser and the Sellers, or any successor thereto or assignee or transferee thereof, to effectuate a Cash Exchange, (c) would adversely affect such Seller’s or the Purchaser’s right or ability to comply with this Agreement or to consummate the transactions contemplated hereby or thereby (including each Exchange), (d) require the vote of the equityholders of any of the Sellers or more than a majority of the Company’s issued and outstanding Common Stock or require a separate class vote, voting together as a single class, to take or prevent any corporate action (other than those matters expressly requiring a different vote under the provisions of the DGCL) or (e) entitle any party to nominate or elect any director of the Company or require any of the Company’s stockholders to vote for any such nominee or other person as a director of the Company.  Each of the items set forth in Schedule 3.12 has been waived, or satisfied in a manner to enable the execution of this Agreement and the consummation of the transaction contemplated herein.

3.13 Anti-Takeover Statutes.  Except as set forth in Article IX of the Company’s certificate of incorporation, the Company has elected in its certificate of incorporation not to be governed by Section 203 of the DGCL and, except for any approvals as may be required by any insurance regulatory authorities in order to consummate the transactions contemplated hereby, on the date hereof no other state takeover statute or similar regulation applies to or purports to apply to this Agreement, the Ancillary Agreements, the Registration Rights Agreement or the transactions contemplated hereby or thereby (including each Exchange).

3.14 Solvency.  On the date hereof, before and after giving effect to the transactions contemplated by this Agreement, (a) the fair value of such Seller Party, on an individual basis, is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Seller Party individually; (b) the present fair saleable value of the assets of each Seller Party, on an individual basis, is not less than the amount that will be required to pay the probable liability of such Seller Party individually on its debts as they become absolute and matured; and (c) such Seller Party is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which its property would constitute unreasonably small capital. Such Seller Party, on an individual basis, does not intend to and does not believe that it will incur debts or liabilities that will be beyond its respective ability to pay such debts and liabilities as they mature. The amount of contingent liabilities of such Seller Party at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that would be reasonably be expected to become an actual or matured liability.

3.15 Registration Rights.  Pursuant to the Reg Rights Acknowledgment, the Sellers and, to the Knowledge of the Sellers, the Company have taken all actions that are necessary (a) for the Purchaser to be deemed to be a “Holder” (as defined in the Registration Rights Agreement) under the Registration Rights Agreement in respect of the Company Shares and (b) to reserve for the Purchaser the registration rights described in the Reg Rights Acknowledgment.

3.16 No Other Representations and Warranties.  Except for the representations and warranties contained in Section 3 (including, or as qualified by, the Disclosure Schedule) the Sellers make no other representation or warranties, express or implied, written or oral, and hereby, to the maximum extent permitted by applicable Law, disclaim any such representations or warranties, whether by the Sellers or any other Person with respect to the Sellers, the Security Subsidiaries, the Company or the Company’s Subsidiaries or with respect to any other information (including, without limitation, pro forma financial information, financial projections or other forward-looking statements) provided to or made available to the Purchaser in connection with the transactions contemplated hereby.  Neither the Sellers or any other Person will have or be subject to any liability or indemnification obligation to the Purchaser or any other Person resulting from any other express or implied representation or warranty with respect to the Sellers, the Security Subsidiaries, the Company or the Company’s Subsidiaries, unless any such information is expressly included in a representation or warranty contained in Section 3 or in an applicable section of the Disclosure Schedule.

4. Representations and Warranties of the Purchaser.  The Purchaser represents and warrants to the Sellers as follows:

4.1 Organization.  The Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.

4.2 Authorization.  The Purchaser has all requisite corporate power to enter into this Agreement and any applicable Ancillary Agreement and to consummate the transactions contemplated hereby and thereby and to carry out and perform its obligations hereunder and thereunder.  All corporate or member action on the part of the Purchaser or the holders of the capital stock or other equity interests of the Purchaser necessary for the authorization, execution, delivery and performance of this Agreement and any applicable Ancillary Agreement has been taken.  Upon their respective execution by the Purchaser and the other parties thereto and assuming that they constitute legal and binding agreements of the Sellers, this Agreement and any applicable Ancillary Agreement will constitute a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

4.3 No Conflict.  The execution, delivery and performance of this Agreement and any applicable Ancillary Agreement by the Purchaser and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended, of the Purchaser, (ii) result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, require consent under, any contract binding upon the Purchaser or (iii) subject to the matters referred to in Section 4.4, conflict with or violate any applicable Laws or any judgment, order, injunction or decree issued by any Governmental Entity, except in the case of each of clauses (i), (ii) and (iii) of this Section 4.3 as would not, individually or in the aggregate, be reasonably expected to materially delay or hinder the ability of the Purchaser to perform its obligations hereunder (a “Purchaser Adverse Effect”).

4.4 Consents.  No Consent of any Governmental Entity is required on the part of the Purchaser in connection with the execution, delivery or performance of this Agreement or any applicable Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby, other than (i) those to be obtained in connection with the registration of the Company Shares under the Registration Rights Agreement, under the applicable requirements of the Securities Act and any related filings and approvals under applicable state securities Laws, (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act, (iii) such filings and approvals as may be required by any insurance regulatory authorities in order to consummate a Securities Exchange and (iv) such other Consents the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Purchaser Adverse Effect.

4.5 Brokers.  The Purchaser has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees any Seller would be required to pay.

4.6 Purchase Entirely for Own Account.  The Purchaser is acquiring the Preferred Securities (and following each Securities Exchange, the Company Shares) for its own account solely for the purpose of investment, not as nominee or agent, and not with a view to, or for sale in connection with, any distribution of the Preferred Securities (and following each Securities Exchange, the Company Shares) in violation of the Securities Act, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same, in violation of the Securities Act.  The Purchaser has no present agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Preferred Securities (and following each Securities Exchange, the Company Shares).

4.7 Investor Status.  The Purchaser certifies and represents to the Sellers that the Purchaser is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.  The Purchaser’s financial condition is such that it is able to bear the risk of holding the Preferred Securities and the Company Shares for an indefinite period of time and the risk of loss of its entire investment.  The Purchaser has been afforded the opportunity to receive information from, and to ask questions of and receive answers from the management of, the Sellers, the Security Subsidiaries, Company and its Subsidiaries concerning this investment so as to allow it to make an informed investment decision prior to its investment and has sufficient knowledge and experience in investing in companies similar to the Security Subsidiaries and the Company so as to be able to evaluate the risks and merits of its investment in the Security Subsidiaries and the Company.

4.8 Securities Not Registered.

(a) The Purchaser understands that neither the Preferred Securities nor the Company Shares have been approved or disapproved by the SEC or by any state securities commission nor have the Preferred Securities and the Company Shares been registered under the Securities Act, by reason of their issuance by the Security Subsidiaries or the Company, as applicable, in a transaction exempt from the registration requirements of the Securities Act, and that the Preferred Securities and following each Securities Exchange the Company Shares must continue to be held by the Purchaser unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration.  The Purchaser understands that the exemptions from registration afforded by Rule 144 under the Securities Act (“Rule 144”) (the provisions of which are known to it) depend on the satisfaction of various conditions, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts.

(b) It is understood that the Preferred Securities and any securities issued in respect thereof or in exchange therefor (including the Company Shares) may bear one or all of the legends set forth in Section 8.

4.9 Financing.  Purchaser at the Closing will have an amount of cash sufficient to enable it to consummate the transactions contemplated hereunder (including the purchase of the Preferred Securities set forth on Annex C) on the terms and conditions set forth in this Agreement.

4.10 Equity Securities of the Company and its Subsidiaries.  None of the Purchaser or any of its Affiliates Beneficially Owns any Equity Securities of the Company or any of its Subsidiaries, except for not more than 18,632,180 shares of Common Stock, and, as of the Closing Date, the Company Shares.

4.11 HSR Act.  The waiting period under the HSR Act has expired prior to the date of this Agreement.

4.12 Company Information.  The Sellers may receive or may have received, may have access to, and may be in possession of material, non-public, confidential information concerning the Company Shares, the Company, and the Company’s and/or its affiliates’ financial condition, results of operations, businesses, properties, active or pending litigation, assets, liabilities, management, projections, appraisals, plans and prospects (“Seller Information”) that has not been disclosed to the Purchaser.  The Seller Information may be indicative of a value of the Preferred Securities (taking into account the ability to Exchange) that is substantially different from the Preferred Security Purchase Price to be paid by the Purchaser to the Sellers in the transaction contemplated hereby.  The Purchaser expressly waives and releases the Sellers from any and all claims and liabilities arising from the Sellers’ failure to disclose, or the Purchaser’s failure to obtain and review, the Seller Information, and the Purchaser agrees to make no claim against the Sellers in respect of the transactions contemplated hereby relating to the Sellers’ failure to disclose, or the Purchaser’s failure to obtain and review, such Seller Information; provided, however, the Sellers expressly acknowledge and agree that the foregoing shall not prevent Purchaser from bringing any claim for (i) indemnification pursuant to Section 9.1 or (ii) intentional fraud.  The Purchaser acknowledges that the Sellers are relying on the representations and warranties set forth in this Section 4.12 in engaging in the transactions contemplated hereby, and would not engage in such transactions in the absence of such representations and warranties.

5. Covenants and Other Agreements.

5.1 Interim Covenants.  During the period from the date of this Agreement until the Purchaser no longer holds Preferred Securities, except (x) as explicitly required by this Agreement or (y) as the Purchaser otherwise consents in writing in advance (which consent may be given or withheld in the Purchaser’s sole discretion):

(a) Master Fund shall not vote any of its equity securities of the MF Securities Subsidiary, or take any action in its capacity as manager of MF Securities Subsidiary, in favor of:

(i) any amendment to the organizational or other governing documents of the MF Securities Subsidiary or the terms of the MF Preferred Securities; or

(ii) the adoption of any plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of the MF Securities Subsidiary;

(b) Global Fund shall not vote any of its equity securities of the GOB Securities Subsidiary, or take any action in its capacity as manager of GOB Securities Subsidiary, in favor of:

(i) any amendment to the organizational or other governing documents of the GOB Securities Subsidiary or the terms of the GOB Preferred Securities; or

(ii) the adoption of any plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of the GOB Securities Subsidiary;

(c) Special Situations Funds shall not vote any of its equity securities of the SSF Securities Subsidiary, or take any action in its capacity as manager of SSF Securities Subsidiary, in favor of:

(i) any amendment to the organizational or other governing documents of the SSF Securities Subsidiary or the terms of the SSF Preferred Securities; or

(ii) the adoption of any plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of the SSF Securities Subsidiary;

(d) (i) Master Fund will not take any action to cause the MF Securities Subsidiary to not remain solvent, (ii) Global Fund will not take any action to cause the GOB Securities Subsidiary to not remain solvent and (iii) Special Situations Fund will not take any action to cause the SSF Securities Subsidiary to not remain solvent;

(e) no Seller shall take any action that would reasonably be expected to cause any Closing condition set forth in Section 6 to not be satisfied at or prior to the Closing;

(f) (i) Master Fund will take all action necessary to ensure that the MF Securities Subsidiary shall not issue any additional MF Preferred Securities, (ii) Global Fund will take all action necessary to ensure that the GOB Securities Subsidiary shall not issue any additional GOB Preferred Securities and (iii) Special Situations Fund will take all action necessary to ensure that the SSF Securities Subsidiary shall not issue any additional SSF Preferred Securities;

(g) (i) Master Fund shall not sell, transfer or otherwise dispose of any of its Equity Securities of MF Securities Subsidiary, (ii) Global Fund shall not sell, transfer or otherwise dispose of any of its Equity Securities of GOB Securities Subsidiary and (iii) Special

Situations Fund shall not sell, transfer or otherwise dispose of any of its Equity Securities of SSF Securities Subsidiary; and

(h) (i) Master Fund will take all action necessary to ensure that the MF Securities Subsidiary does not enter into or become obligated under any contract or conduct any activities, other than in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) Global Fund will take all action necessary to ensure that the GOB Securities Subsidiary does not enter into or become obligated under any contract or conduct any activities, other than in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and (iii) Special Situations Fund will take all action necessary to ensure that the SSF Securities Subsidiary does not enter into or become obligated under any contract or conduct any activities, other than in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

5.2 Commercially Reasonable Efforts; Further Assurances; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement, the Purchaser and each of the Sellers shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Ancillary Agreements (including each Exchange), including doing all things reasonably necessary to effect a Securities Exchange or a Cash Exchange in accordance with the Exchange Agreement, in each case, as reasonably requested by the Purchaser and using commercially reasonable efforts to:  (i) cause the conditions to the Closing set forth in Section 6 to be satisfied; (ii) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and make all necessary registrations, declarations and filings with Governmental Entities (including, following the Closing, in respect of filings required to be made by the Purchaser with insurance regulators in order to effectuate a Securities Exchange under applicable Law); and (iii) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.  Further, the Sellers shall use commercially reasonable efforts to cause the Company and its Subsidiaries to support, and not oppose, any application, form or other filing made by the Purchaser with insurance regulators in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be reasonably necessary to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements (including each Exchange) subject to the terms and conditions hereof and thereof and compliance with applicable Law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms hereof and thereof.

(c) The Purchaser and each of the Sellers shall consult with each other with respect to the obtaining of all approvals from insurance regulators necessary to consummate the Securities Exchange and each party will keep the other reasonably apprised of the status of matters relating to such approvals.  The Purchaser and each of the Sellers shall have the right to review in advance, and to the extent practicable, and subject to any restrictions under applicable Law, each will consult the other on, any filings with insurance regulators in connection with such approvals; provided, however, that neither the Purchaser nor the Sellers shall have the right to review, or to be so consulted regarding, any such draft filings to the extent relating to any legally privileged, commercially sensitive, trade secret or personal information (collectively “Confidential Information”).  The Purchaser and each of the Sellers shall promptly furnish to each other copies of all such filings and written materials after their filing or submission, in each case subject to applicable Laws; provided, however, that neither the Purchaser nor the Sellers shall be required to provide to the other party the portions of any such filings that contain Confidential Information of the Purchaser or the Sellers, as applicable.  The Purchaser and each of the Sellers shall as promptly as practicable advise each other upon receiving any written or electronic, or any material telephonic, communication from any insurance regulator in connection with any such filing, including promptly furnishing each other copies of any such written or electronic communications; provided, however, that neither the Purchaser nor the Sellers shall be required to furnish any Confidential Information to the other party that is contained in such communications.  The Purchaser and the Sellers shall use commercially reasonable efforts to provide the other party with the opportunity to attend and participate in any live or telephonic meeting with any insurance regulator in respect of any such filings (other than routine, administrative matters and other than a telephone call initiated by such insurance regulator and not scheduled in advance); provided, however, that neither the Purchaser nor the Sellers shall be required to use such efforts to provide the other with the opportunity to attend the portions of any such meetings in which any Confidential Information of the Purchaser or the Sellers, as applicable, shall be discussed.

(d) Notwithstanding anything to the contrary herein, the parties hereto acknowledge and agree that the Sellers and their Affiliates, on the one hand, and the Purchaser and its Affiliates, on the other hand, are not a “group” (within the meaning of Section 13(d) of the Exchange Act) and therefore neither the Sellers nor the Purchaser shall have any responsibility for or liability to the other or any other Person under Section 13 and Section 16 of the Exchange Act arising from or in connection with the consummation of the transactions contemplated hereby or under any Ancillary Agreement or otherwise related to the acquisition or disposition by or on behalf of the Purchaser or its Affiliates of shares of the Common Stock (including the Company Shares).

(e) Notwithstanding the generality of the foregoing or anything to the contrary herein or in any of the Ancillary Agreements, the Purchaser shall be obligated to take, or to cause its Affiliates to take, all action necessary to consummate the Securities Exchange in its entirety as promptly as practicable following receipt of all approvals necessary from the applicable insurance regulators for the Purchaser to hold the Company Shares.

6. Conditions to the Obligation of the Parties to Consummate the Closing.

(a) The obligations of the Purchaser to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Preferred Securities pursuant to this Agreement, are subject to the satisfaction of the following conditions precedent:

(i) the Purchaser shall have received from the Chief Financial Officer of each Seller the duly executed solvency certificate in the form attached hereto as Exhibit G;

(ii) each of the representations and warranties of the Sellers set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case each such representation and warranty shall be true and correct as of such earlier date);

(iii) each Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(iv) no Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

(b) The obligations of the Sellers to consummate the transactions to be consummated at the Closing, and to sell the Preferred Securities pursuant to this Agreement, are subject to the satisfaction of the following conditions precedent:

(i) each of the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case each such representation and warranty shall be true and correct as of such earlier date);

(ii) the Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date;  and

(iii) no Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

7. Transfer Restrictions.

(a) The Purchaser understands and agrees that the Preferred Securities (and, following each Securities Exchange, the Company Shares) may be offered, resold, pledged or otherwise transferred only (a) in a transaction not involving a public offering, (b) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), (c) pursuant to an effective registration statement under the Securities Act, (d) to the Company or one of its Subsidiaries, or (e) to any Affiliate of the Purchaser (provided such

Person is an institutional investor); in each case, in accordance with any applicable state and federal securities laws; provided that as a condition precedent to a transfer of any the Preferred Securities (and, following each Securities Exchange, the Company Shares) to an Affiliate of the Purchaser pursuant to clause (e), any such Affiliate shall assume, on a several and not joint basis, all then continuing obligations of the Purchaser hereunder pursuant to a written agreement reasonably acceptable to the Company.  Any purported transfer of Company Shares other than in compliance with the terms hereof shall be void ab initio.

(b) The Purchaser hereby acknowledges that it is aware that the United States securities law restricts the activities of persons in possession of Material (as defined under applicable federal and state securities laws regulations, and interpretations thereof) non-public information about the Company and its Subsidiaries and restrict the communication of such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities in reliance upon such information.

(c) The Sellers agree not to sell, pledge, dispose of or otherwise transfer any of the Company Shares or any rights relating to the Company Shares, except (i) to the Purchaser or one of its Affiliates in accordance with this Agreement and the Ancillary Agreements or (ii) at the direction of, or with the prior written consent of, the Purchaser, in each case subject to applicable Law.

8. Legends; Securities Act Compliance.  Each certificate (or electronic book entry form) representing the Preferred Securities (and, following each Securities Exchange, the Company Shares) will bear a legend conspicuously thereon to the following effect:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE (OR ELECTRONIC BOOK ENTRY FORM) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS THE SAME ARE REGISTERED AND QUALIFIED IN ACCORDANCE WITH THE SAID ACT AND ANY OTHER APPLICABLE STATE SECURITIES LAWS OR SUCH OFFER, SALE, TRANSFER OR OTHER DISPOSITION IS EXEMPT FROM REGISTRATION UNDER SUCH ACT AND ANY OTHER APPLICABLE STATE SECURITIES LAWS.”

The Purchaser acknowledges that before the foregoing legend is removed from any certificate (or electronic book entry form) representing the Preferred Securities or the Company Shares, it shall be required to deliver such instructions, certificates and opinions of counsel as the Company may reasonably request.

9. Indemnification; Survival.

9.1 Sellers Indemnification.  Each Seller, severally and not jointly, shall defend, indemnify, exonerate and hold free and harmless the Purchaser and its Affiliates and their respective directors, officers and employees (each, a “Purchaser Indemnified Party” and, collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses actually incurred by such Indemnified Parties that arise out of, or result from:  (i) any inaccuracy in or breach of such Seller’s representations or warranties in this Agreement, (ii) such Seller’s breach of its agreements or covenants in this Agreement or any Ancillary Agreement or (iii) any violation of the Sellers of the terms of the Preferred Securities.

9.2 Survival of Representations and Warranties.  The representations and warranties contained herein shall survive until 5:00 p.m. EDT on the fifteen (15) month anniversary of the Closing, other than the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.10 and 3.14 (the “Fundamental Representations”) which shall survive indefinitely (the “Survival Period”).  For the avoidance of doubt, all other covenants, agreements and obligations contained in this Agreement shall survive indefinitely (unless a different period is specifically provided for pursuant to the provisions of this Agreement expressly relating thereto).

9.3 Purchaser Indemnification.  The Purchaser shall defend, indemnify, exonerate and hold free and harmless each Seller and its Affiliates and their respective directors, officers and employees (each a “Seller Indemnified Party“ and collectively, the “Seller Indemnified Parties”) from and against any and all Losses actually incurred by such Seller Indemnified Parties that arise out of, or result from:  (i) any inaccuracy in or breach of the Purchaser’s representations or warranties in this Agreement or (ii) the Purchaser’s breach of its agreements or covenants in this Agreement or any Ancillary Agreement.

9.4 Limitations.  Notwithstanding anything in this Agreement to the contrary, (i) no indemnification claims for Losses shall be asserted by the Purchaser Indemnified Parties under Section 9.1 or by the Seller Indemnified Parties under Section 9.3 unless and until the aggregate amount of Losses that would otherwise be payable under Section 9.1 or Section 9.3, as applicable, exceeds $2,000,000 (the “Basket Amount”), whereupon the Purchaser Indemnified Party or Seller Indemnified Party, as applicable, shall be entitled to receive only amounts for Losses in excess of the Basket Amount and (ii) the aggregate liability of any Seller or the Purchaser for Losses under Section 9.1 or Section 9.3, as applicable, shall in no event exceed, in the case of a Seller, the applicable Preferred Security Purchase Price allocated on Annex C to such Seller, or, in the case of the Purchaser, the aggregate Preferred Security Purchase Price; provided that the limitations in clause (i) of this Section 9.4 shall not apply to the breach of any Fundamental Representation.

9.5 Procedures.  A party entitled to indemnification hereunder (each, an “Indemnified Party”) shall give written notice to the party from whom indemnification is sought (the “Indemnifying Party”) of any claim with respect to which it seeks indemnification promptly after the discovery by such Indemnified Party of any matters giving rise to a claim for indemnification hereunder; provided, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 9 unless and to the extent that the Indemnifying Party shall have been materially prejudiced by the failure of such Indemnified Party to so notify such party.  Such notice shall describe in reasonable detail such claim.  In case any such action, suit, claim or proceeding is brought against an Indemnified Party, the Indemnifying Party shall be entitled to assume and conduct the defense thereof, with counsel reasonably satisfactory to the Indemnified Party unless (i) such claim seeks remedies, in addition to or other than, monetary damages that are reasonably likely to be awarded, (ii) such claim involves a criminal proceeding or (iii) counsel to the Indemnified Party advises such Indemnifying Party in writing that such claim involves a conflict of interest that would reasonably be expected to make it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party.  If any one of the foregoing clauses (i) through (iii) applies, the Indemnified Party shall be entitled to retain its own counsel at the cost and expense of the Indemnifying Party (except that the Indemnifying Party shall only be liable for the legal fees and expenses of one law firm for all Indemnified Parties, taken together with respect to any single action or group of related actions, other than local counsel).  If the Indemnifying Party assumes the defense of any claim, the Indemnified Party shall nevertheless be entitled to hire, at its own expense, separate counsel and participate in the defense thereof; provided, that all Indemnified Parties shall thereafter deliver to the Indemnifying Party copies of all notices and documents (including court papers) received by the Indemnified Party relating to the claim, and each Indemnified Party shall reasonably cooperate in the defense or prosecution of such claim.  Such reasonable cooperation shall include the retention and (upon the Indemnifying Party’s reasonable request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Indemnifying Party shall not be liable for any settlement of any action, suit, claim or proceeding affected without its prior written consent (not to be unreasonably withheld, conditioned or delayed).  The Indemnifying Party further agrees that it will not, without the Indemnified Party’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), settle or compromise any claim or consent to entry of any judgment in respect thereof in any pending or threatened action, suit, claim or proceeding in respect of which indemnification has been sought or may be hereunder unless such settlement or compromise includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, claim or proceeding and is solely for monetary damages.

9.6 Additional Limitations.  Notwithstanding anything contained herein to the contrary, “Losses” shall not include (i) any Losses to the extent such Losses could not have been reasonably foreseen by the parties as of the Closing, and (ii) punitive damages, except to the extent payable by an Indemnified Party to a third party.  No party hereto shall be obligated to indemnify any other Person with respect to any representation, warranty, covenant or condition specifically waived in writing by any other party on or prior to the Closing.

9.7 Exclusive Remedies.  Notwithstanding anything to the contrary herein, the provisions of Section 9 and Section 11.6 shall be the sole and exclusive remedies of parties under this Agreement following the Closing for any and all breaches or alleged breaches of any representations or warranties, covenants or agreements of the parties contained in this Agreement.  For the avoidance of doubt, this Section 9 shall not prevent the parties from obtaining specific performance or other non-monetary remedies in equity or at Law pursuant to Section 11.6 of this Agreement and shall not limit other remedies that may be available to the parties under the Registration Rights Agreement or any other agreement.

10. Termination.

10.1 Conditions of Termination.  Notwithstanding anything to the contrary contained herein, this Agreement may be terminated at any time before the Closing by (i) mutual written agreement of the Purchaser and the Sellers, (ii) the Purchaser if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of any Seller, which breach, either individually or in the aggregate, would result in the failure of any conditions set forth in Section 6, or (iii) either party, if the Closing has not occurred on or before the sixth Business Day following the date hereof, at 6:00 p.m. (in New York, New York) (provided, that the right to terminate this Agreement under this Section 10.1(iii) shall not be available to any party whose breach of this Agreement primarily results in or primarily causes the failure of the transactions contemplated by this Agreement to be consummated prior by such date and time).

10.2 Effect of Termination.  In the event of any termination pursuant to Section 10.1 hereof, this Agreement shall become null and void and have no further effect, with no liability on the part of any Seller or the Purchaser, or their directors, partners, members, employees, affiliates, officers, stockholders or agents or other representatives, with respect to this Agreement, except for the terms of this Section 10.2 and Section 11 (Miscellaneous Provisions), which shall survive the termination of this Agreement.

11. Miscellaneous Provisions.

11.1 Public Statements or Releases.  Neither the Purchaser nor any Seller shall make any public release or announcement with respect to the existence or terms of this Agreement, the Ancillary Agreements or the transactions provided for herein or therein without the prior approval of the other parties, which shall not be unreasonably withheld, conditioned or delayed.  Notwithstanding the foregoing, nothing in this Section 11.1 shall prevent any party from making any public release required (in the exercise of its reasonable judgment) in order to satisfy its obligations under Law or under the rules or regulations of the SEC or any United States national securities exchange, in which case the party or parties, as applicable, required to make the release or announcement shall, to the extent reasonably practicable, allow the other party or parties, as applicable, reasonable time to comment on such release or announcement in advance of such issuance.

11.2 Interpretation.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified.  The headings in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”  The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, will be deemed to refer to the date set forth in the first paragraph of this Agreement.  The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms.  All matters to be agreed to by any party hereto must be agreed to in writing by such party unless otherwise indicated herein.  Except as specified otherwise herein, references to agreements, policies, standards, guidelines or instruments, or to statutes or regulations, are to such agreements, policies, standards, guidelines or instruments, or statutes or regulations, as amended or supplemented from time to time (or to successors thereto).  All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

11.3 Notices.  All notices, requests, consents, and other communications under this Agreement and the Ancillary Agreements (other than the Escrow Agreement) shall be in writing and shall be deemed delivered (a) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid (b) one (1) Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, (c) on the date of delivery if delivered personally, or (d) if by facsimile or email, upon written confirmation of receipt, in each case to the intended recipient as set forth below:

(a)    if to Sellers, addressed as follows:

Harbinger Capital Partners Master Fund I, Ltd.
Global Opportunities Breakaway Ltd.
Harbinger Capital Partners Special Situations Fund, L.P.
450 Park Avenue
30th Floor
New York, NY 10022
Attention:	Chief Financial Officer; Legal Department
Email:	khladek@harbingercapital.com; Compliance@harbingercapital.com
Facsimile:	(212) 658-9311

with copies (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-10236
Attention:	Jeffrey D. Marell
Email:	jmarell@paulweiss.com
Facsimile:	(212) 492-0105

(b)       if to Purchaser, to:

Leucadia National Corporation
520 Madison Avenue

New York, NY 10022
Attention:	General Counsel
Email:	Msharp@jefferies.com

with copies (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention:	Andrea Bernstein Matthew Gilroy
Email:	andrea.bernstein@weil.com matthew.gilroy@weil.com
Facsimile:	(212) 310-8007

Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section 11.3.

11.4 Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

11.5 Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(b) Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding brought by any party hereto against arising out of or based upon this Agreement may be instituted in any United States federal court or New York State court located in the Borough of Manhattan in The City of New York (a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of a New York Court in any such suit, action or proceeding.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY

SELLER OR THE PURCHASER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

11.6 Specific Performance.  The parties hereto agree that the obligations imposed on them in this Agreement and the Ancillary Agreements are special, unique and of an extraordinary character, and that irreparable damages for which money damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement and the Ancillary Agreements in accordance with their respective specified terms or otherwise breach such provisions.  The parties acknowledge and agree that the parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and the Ancillary Agreements and to enforce specifically the terms and provisions hereof and thereof, this being in addition to any other remedy to which they are entitled, at law or in equity; and the parties hereto further agree to waive any requirement for the securing or posting of any bond or other security in connection with the obtaining of any such injunctive or other equitable relief.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

11.7 Delays or Omissions; Waiver.  No delay or omission to exercise any right, power, or remedy accruing to a party upon any breach or default of another party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.  Any agreement on the part of a party or parties hereto to any waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

11.8 Fees; Expenses.

(a) Except as set forth in this Section 11.8 or in any Ancillary Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the transactions contemplated hereby are consummated; provided, that the Purchaser shall be responsible for fifty percent of the fees and expenses of the Escrow Agent and the Sellers shall be jointly and severally responsible for the other fifty percent of the fees and expenses of the Escrow Agent, in each case until the first anniversary of the Closing and thereafter the Purchaser shall be responsible for one-hundred percent of the fees and expenses of the Escrow Agent.

(b) The Sellers shall pay any and all documentary, stamp or similar issue or transfer Tax payable in connection with this Agreement and the Ancillary Agreements,

including in respect of the sale of the Preferred Securities at the Closing and in connection with the consummation of any Exchange.

(c) Each party shall pay for any filing fees associated with any filings made by it in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

11.9 Assignment.  None of the parties may assign its rights or obligations under this Agreement without the prior written consent of the other parties, provided, however, that the Purchaser may assign its right and obligations hereunder to an Affiliate of the Purchaser without the prior written consent of any Seller; provided, further, that as a condition precedent to such assignment (x) any such Affiliate shall assume, on a several and not joint basis, all then continuing obligations of the Purchaser hereunder pursuant to a written agreement reasonably acceptable to the Sellers, and (y) no assignment and assumption shall relieve the Purchaser from any liability hereunder; provided, further, that any assignment to an Affiliate shall only be effective for so long as such Person remains an Affiliate of the Purchaser and the rights assigned to such Person shall cease to be of further force and effect when such Person ceases to be an Affiliate of the Purchaser.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and permitted assigns.  Any purported assignment other than in compliance with the terms hereof shall be void ab initio.

11.10 No Third Party Beneficiaries.  Except for Section 9 (with respect to which all Indemnified Parties shall be third party beneficiaries), this Agreement and the Ancillary Agreements do not create any rights, claims or benefits inuring to any Person that is not a party hereto or thereto nor create or establish any third party beneficiary hereto or thereto.  Without limiting the foregoing, the representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

11.11 Counterparts.  This Agreement may be executed and delivered (including by facsimile or electronic transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed an original, but all of which taken together shall constitute a single instrument.

11.12 Entire Agreement; Amendments.  This Agreement, the Ancillary Agreements and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Disclosure Schedule and the Annexes and Exhibits hereto, constitute the entire agreement between the parties hereto respecting the subject matter hereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral.  No modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Sellers, on the one hand, and the Purchaser, on the other hand.

11.13 Freedom to Pursue Opportunities.  Each of the parties hereto expressly acknowledges and agrees that:  (i) the Purchaser has the right to, and shall have no duty (contractual or otherwise) not to, directly or indirectly engage in the same or similar business activities or lines of business as the Company or any of its Subsidiaries, including those deemed to be competing with the Company or any of its Subsidiaries; and (ii) in the event that the Purchaser acquires knowledge of a potential transaction or matter (other than to the extent knowledge of such transaction or matter was acquired by such Person solely in their capacity as a director or board observer) that may be a corporate opportunity for each of the Company and the Purchaser, such Person shall have no duty (contractual or otherwise) to communicate or present such corporate opportunity to the Company or any of its Subsidiaries, as the case may be, and, notwithstanding any provision of this Agreement to the contrary, shall not be liable to the Company or its Affiliates for breach of any duty (contractual or otherwise) by reason of the fact that the Purchaser, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another Person, or does not present such opportunity to the Company.

11.14 Nature of Sellers’ Obligations and Rights.  The obligations of each Seller under this Agreement and each applicable Ancillary Agreement are several (in proportion to the number of Company Shares being delivered to the Escrow Agent by such Seller) and not joint with the obligations of any other Seller, and no Seller shall be responsible in any way for the performance of the obligations of any other Seller under this Agreement or any Ancillary Agreement.  Nothing contained herein or in any Ancillary Agreement, and no action taken by any Seller pursuant hereto or thereto, shall be deemed to constitute the Sellers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Sellers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement and each applicable Ancillary Agreement.  Each Seller confirms that it has independently participated in the negotiation of the transactions contemplated hereby and has been represented by separate counsel.  All rights, powers and remedies provided to the Sellers under this Agreement and each applicable Ancillary Agreement or otherwise available in respect hereof and thereof at law or in equity shall be cumulative and not alternative or exclusive, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other rights, powers or remedies by such party or any other party.

11.15 No Personal Liability of Directors, Officers, Owners, Etc.  No director, officer, employee, incorporator, shareholder, managing member, member, general partner, limited partner, principal or other agent of any of the named parties hereto shall have any liability for any obligations of such party under this Agreement or for any claim based on, in respect of, or by reason of, the obligations of such party, under this Agreement.  The Purchaser and the Sellers each hereby waive and release all such liability.  This waiver and release is a material inducement to each party’s entry into this Agreement.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Harbinger Capital Partners Master Fund I, Ltd.

By: Harbinger Capital Partners, LLC, its investment manager

By:	/s/ Keith Hladek
Name:	Keith Hladek
Title:	Authorized Signatory

Global Opportunities Breakaway Ltd.
By: Harbinger Capital Partners II, LP, its investment manager

By:	/s/ Keith Hladek
Name:	Keith Hladek
Title:	Authorized Signatory

Harbinger Capital Partners Special Situations Fund, L.P.

By: Harbinger Capital Partners Special Situations GP, LLC, its general partner

By:	/s/ Keith Hladek
Name:	Keith Hladek
Title:	Authorized Signatory

Signature Page to Stock Purchase Agreement

Leucadia National Corporation

By:	/s/ Michael J. Sharp
Name:	Michael J. Sharp
Title:	Executive Vice President & General Counsel

Signature Page to Stock Purchase Agreement

Annex A

Company Shares

Seller	Shares
Harbinger Capital Partners Master Fund I, Ltd.	14,658,345
Global Opportunities Breakaway Ltd.	3,258,376
Harbinger Capital Partners Special Situations Fund, L.P.	5,083,279
TOTAL:	23,000,000

Annex B
Security Subsidiaries Capitalization

Security Subsidiary	Preferred Units	Common Units
MF Subsidiary	14,658,345	1,000
GOB Subsidiary	3,258,376	1,000
SSF Subsidiary	5,083,279	1,000

Annex C

Sellers, Preferred Securities and Preferred Security Purchase Price

Seller	Security Subsidiary	Preferred Securities	Preferred Security Purchase Price
Harbinger Capital Partners Master Fund I, Ltd.	MF Subsidiary	14,658,345	$161,241,795.00
Global Opportunities Breakaway Ltd.	GOB Subsidiary	3,258,376	$35,842,136.00
Harbinger Capital Partners Special Situations Fund, L.P.	SSF Subsidiary	5,083,279	$55,916,069.00
TOTAL:		23,000,000	$253,000,000.00

Annex D

Form of A&R LLC Agreement for Security Subsidiaries

See attached.

AGREED FORM

MF/HRG SECURITIES SUBSIDIARY, LLC
AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This AMENDED AND RESTATED LIABILITY COMPANY AGREEMENT of MF/HRG Securities Subsidiary, LLC (the “Company”), dated as of March [•], 2014, is entered into by and among the Company, Harbinger Capital Partners Master Fund I, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (the “Master Fund” or in its capacity as managing member, the “Managing Member”), and LUK HRG LLC, a Delaware limited liability company (“LUK-HRG”).1

R EC I T A L S

A. In anticipation of the entry into that certain Preferred Securities Purchase Agreement (the “PSPA”), by and among the Master Fund, Global Opportunities Breakaway Ltd. (“Global Fund”), Harbinger Capital Partners Special Situations Fund, L.P. (“Special Situations Fund” and, together with the Master Fund and Global Fund, the “Funds”) and Leucadia National Corporation (“Leucadia”), the Company was formed as a Delaware limited liability company named “MF/HRG Securities Subsidiary, LLC” effective by the filing of a Certificate of Formation with the Delaware Secretary of State on March 13, 2014.

B. Master Fund adopted an initial limited liability company agreement of the Company, dated as of March [•], 2014 (the “Original Agreement”).

C. Pursuant to the PSPA, LUK-HRG, as assignee of Leucadia, has purchased certain Preferred Units of the Company from the Master Fund as set forth on Schedule 2.02 hereto.

D. In connection with the transactions contemplated by the PSPA, the Funds and Leucadia have entered into that certain Exchange Agreement, dated as of March [•], 2014 (the “Exchange Agreement”).

E. In connection with the transactions contemplated by the PSPA, the parties hereto desire to amend and restate the Original Agreement in its entirety.

A G R E E M E N T S

NOW THEREFORE, in consideration of the mutual promises contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree that the Original Agreement is amended and restated in its entirety to read as follows:

_____________________
1	NTD: This draft agreement for the new subsidiary of the Master Fund will be conformed as necessary to create the A&R LLC Agreement for the new subsidiaries of Global Fund and Special Situations Fund.

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ARTICLE I

ORGANIZATIONAL MATTERS AND CERTAIN DEFINITIONS

1.01 Organization of Company. The Company was organized as a limited liability company on March 13, 2014.

1.02 Legal Status. The Company is a limited liability company organized and existing under the Delaware Limited Liability Company Act, as amended (the “Act”). The Managing Member shall take such steps as are necessary to permit the Company to legally conduct business, to maintain its status as a limited liability company formed under the laws of the State of Delaware and to ensure that the Company shall continue to be treated as a partnership for tax purposes except as otherwise contemplated herein.

1.03 Name. The name of the Company is “MF/HRG Securities Subsidiary, LLC,” or such other name as the Managing Member shall hereafter designate.

1.04 Registered Office and Registered Agent. The address of the registered office of the Company in the State of Delaware shall be 1209 Orange Street, Wilmington, Delaware 19801, and the initial registered agent for service of process on the Company in the State of Delaware at such registered office shall be The Corporation Trust Company.

1.05 Purpose. The Company was formed for the purpose of effectuating the sale of certain shares of common stock, $0.01 par value per share, of Harbinger Group Inc. owned by the Managing Member. In addition, the Company shall possess and may exercise all the powers and privileges granted by the Act or by any other applicable law and by this Agreement, together with any powers incidental thereto, including such powers and privileges as are necessary or convenient to the purposes of the Company.

1.06 Term. Unless terminated in accordance with Article VI, the existence of the Company shall be perpetual.

1.07 Certain Definitions. Certain capitalized terms used in this Agreement are defined in Appendix I hereto.

1.08 Liability to Third Parties.

(a) Except as otherwise provided by the Act, the liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the liabilities of the Company, and no Member, nor any director, manager, officer, employee or agent of any of the Members, shall be obligated personally for any such liability of the Company solely by reason of being a Member, acting as a Managing Member or serving in a representative capacity on behalf of any of the Members.

(b) Notwithstanding the provisions of Section 1.08(a), a Member may agree in writing to be obligated personally for any or all of the liabilities of the Company; provided, however, that such obligation shall only arise if it is consented to in writing by such Member, and nothing in this Agreement shall constitute such consent.

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1.09 Exchange Agreement. The Master Fund and Leucadia are each party to the Exchange Agreement, and the terms of the Exchange Agreement shall control with respect to the Master Fund, on the one hand, and Leucadia and LUK-HRG, on the other hand, in the event any conflict or inconsistency exists between the Exchange Agreement, on the one hand, and this Agreement, on the other hand.

1.10 Indemnification.

(a) The Company shall indemnify any person (each, an “Indemnitee”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding brought by or against the Company or otherwise, whether civil, criminal, administrative or investigative, including, without limitation, any action by or in the right of the Company to procure a judgment in its favor, by reason of the fact that such Indemnitee is or was a Member or an officer or employee of the Company, or at the relevant time, being or having been such a Member or officer or employee, that such Indemnitee is or was serving at the request of the Company as a partner, director, officer or trustee of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees and disbursements), judgments, fines and amounts paid in settlement, actually and reasonably incurred by such Indemnitee in connection with such action, suit or proceeding. Notwithstanding the foregoing, no indemnification shall be provided to or on behalf of any Indemnitee if a judgment or other final adjudication adverse to such Indemnitee establishes that such Indemnitee's acts were fraudulent, grossly negligent or the result of willful malfeasance and, in each case, were material to the cause of action so adjudicated.

(b) The Company may, in the discretion of the Member, pay expenses incurred by any Indemnitee in defending any action, suit or proceeding described in Section 1.10(a) in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnitee to repay such advance if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified by the Company pursuant to this Section 1.10.

(c) The indemnification provided by this Section 1.10 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement, determination of a Member or otherwise. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Section 1.10 shall continue as to an Indemnitee who has ceased to be a Member, or an officer or employee of the Company (or other person indemnified hereunder) and shall inure to the benefit of the executors, administrators, legatees and distributees of such person.

1.11 Waiver. The provisions of this Agreement, to the extent that they restrict or reduce the duties and/or liabilities of a Member or the Managing Member (in its capacity as such) otherwise existing at law or in equity (including under the Act), shall replace the other duties and liabilities of such Member or Managing Member (in its capacity as such) (as the case may be). Notwithstanding anything to the contrary contained in this Agreement and to the fullest extent permitted by the Act, no Member or Managing Member (in its capacity as such) shall have any fiduciary duties to any other Member or other Person bound by this Agreement, and each Member hereby disclaims, eliminates, and shall not be liable under any circumstances for,

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any actual or claimed breach of any such duties of a Member, Managing Member (in its capacity as such) or authorized person within the meaning of the Act (or an agent of any of the foregoing). To the extent any individual serving as a Member, within the meaning of the Act or authorized person within the meaning of the Act (or as an agent of any of the foregoing) has any liabilities or duties at law or in equity, including fiduciary duties or any other standard of care, more expansive than those set forth in this Section 1.11, such liabilities and duties are hereby modified to the extent permitted under the Act to those set forth in the second sentence of this Section 1.11. Wherever in this Agreement a Person is empowered to take or make a decision, direction, consent, vote, determination, election, action or approval, whether in such Person’s capacity as a Member, Managing Member (in its capacity as such) or authorized person within the meaning of the Act, such Person is entitled to consider, favor and further such interests and factors as it desires, including its own interests and the interests of its Affiliates, and has no duty or obligation to consider, favor or further any other interest of the Company, any subsidiary or any other Member or Person. This Section 1.11 shall not eliminate the implied contractual covenant of good faith and fair dealing. To the fullest extent permitted by law, including Section 18-1101(e) of the Act, no Member, Managing Member (in its capacity as such) or authorized person within the meaning of the Act shall be liable to the Company, any Member or any other Person bound by this Agreement for breach of fiduciary duties unless such Member, Managing Member (in its capacity as such) or authorized person within the meaning of the Act acted in bad faith or engaged in willful misconduct.

ARTICLE II

CAPITAL CONTRIBUTIONS; ISSUANCES OF UNITS

2.01 Units Generally. The economic interests of the Members in the Company shall be represented by Units. Units, in turn, shall consist of Preferred Units and Common Units. References herein to Units, without distinction as to series or class, shall constitute references to all Preferred Units and Common Units.

2.02 Capital Contributions; Capital Accounts. Subject to the terms and conditions thereof and this Section 2.02, (a) in connection with the transactions contemplated by the PSPA, LUK-HRG as of the date hereof owns the number of Preferred Units set forth on Schedule 2.02 and has the deemed Capital Contributions set forth on Schedule 2.02 hereto and (b) pursuant to the PSPA, the Master Fund owns the number of Common Units set forth on Schedule 2.02 and has the deemed Capital Contributions set forth on Schedule 2.02 hereto. A capital account shall be maintained for each Member.

2.03 Other Contributions. No Member shall be required to make any contributions to the Company. Subject to Section 2.05, the Company shall not accept any Capital Contributions from a Member or any other Person unless the terms and conditions of any such Capital Contribution and related issuance of Units are substantially similar to those that would have been achieved through arm’s-length negotiation with an unaffiliated third party.

2.04 Return of Capital Contributions; Interest. No Member shall have a separate right to receive a return of such Member’s Capital Contribution or to receive interest thereon, but

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each Member shall have such Distribution rights as are provided herein. No Member shall have personal liability for the repayment of the Capital Contribution of any other Members.

2.05 Issuances of Units. Subject to the limitations set forth in this Agreement, the Managing Member shall have discretion in determining whether to issue Units, the number and type of Units to be issued at any particular time, the Capital Contribution for any Units issued, and all other terms and conditions governing the issuance of Units; provided, that the Company shall not issue any Units (whether denominated as Units or otherwise) to any Person unless such Person shall have agreed to be bound by this Agreement and shall have executed such documents or instruments as the Managing Member determines to be necessary or appropriate to effect such Person’s admission as a Member.

2.06 Certificates; Unit Ledger. The Company may, but shall not be required to, issue certificates representing Units (“Certificated Units”). Regardless of whether the Company shall issue Certificated Units, it shall maintain a ledger on which all issuances, Transfers, conversions and repurchases of Units shall be properly recorded; and, in addition to all other restrictions on Transfer set forth in this Agreement, a Transfer of Units shall not be effective unless and until such Transfer has been recorded in said ledger; provided, that any unreasonable delay in properly recording a Transfer of Units in accordance with the terms hereof shall not be given effect in relation to the effective date of any such Transfer.

ARTICLE III

DISTRIBUTIONS

3.01 Distributions. All Distributions shall be made, at the sole discretion of the Managing Member, to the Persons who are the holders of Units at the time such Distributions are made.

3.02 Timing of Distributions. Subject to the requirements of applicable law, the Managing Member shall determine whether, when and to what extent Distributions shall be made.

3.03 Distributions In-Kind. Distributions of property other than cash, including securities, may be made under this Agreement with the approval of the Managing Member. Except as otherwise required by the Act, no Member shall be entitled to Distributions of property other than cash.

ARTICLE IV

MANAGEMENT; FISCAL YEAR

4.01 Management. The business and affairs of the Company shall be managed by the Master Fund as Managing Member, which shall direct, manage and control the business of the Company. Except as otherwise set forth herein, no Member shall have the right to manage or bind the Company in dealings with third parties. The Managing Member may appoint individuals as officers or agents with such titles as it may elect to act on behalf of the Company with such power and authority as the Managing Member may delegate to any such persons. All

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of the actions of Justin Fraterman as an authorized person, within the meaning of the Act, in the execution and filing of the certificate of formation of the Company are hereby approved and ratified. Except as otherwise set forth herein, the Managing Member shall have full and complete authority, power and discretion to make any and all decisions and to take any and all actions which the Managing Member deems necessary or desirable for that purpose. The Managing Member shall be responsible for the Company’s complying with all requirements of the Act and any other applicable laws, rules, and/or regulations.

4.02 Fiscal Year. The fiscal year of the Company shall end on December 31 of each year.

ARTICLE V

TRANSFERS OF COMPANY INTERESTS

5.01 Limitations on Transfer. Other than Transfers contemplated by the Exchange Agreement, Members shall not Transfer any Units without the approval of the other Member; provided, that the Preferred Member may Transfer Units to the Managing Member and any Member may Transfer Units to an Affiliate thereof without obtaining the approval of the other Member (such transferees, a “Permitted Transferee”); provided, that for the avoidance of doubt, a Permitted Transferee may only Transfer Units to another Permitted Transferee.

5.02 Certain Requirements of Prospective Members. As a condition to admission to the Company as a Member, a prospective Member shall execute and deliver a counterpart of this Agreement. Such execution and delivery shall constitute a representation and warranty that such prospective Member has the authority to enter into this Agreement.

ARTICLE VI

DISSOLUTION

6.01 Events of Dissolution. The Company shall be dissolved upon the occurrence of any of the following events and its business and affairs shall thereafter be liquidated and wound up pursuant to the Act:

(a) upon the unanimous approval of all Preferred Members and Common Members;

(b) upon the issuance of a final and nonappealable judicial decree of dissolution; or

(c) as otherwise required by the Act, except that the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member shall not result in dissolution of the Company.

6.02 Liquidation and Termination. On dissolution of the Company, the Managing Member shall act as the liquidator or may appoint one or more designees as liquidator (the “Liquidator”). The Liquidator shall proceed diligently to wind up the affairs of the Company and

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make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the Liquidator shall continue to operate the Company properties with all of the power and authority of the Managing Member.

6.03 Cancellation of Certificate. On completion of the distribution of Company assets as provided herein, the Company shall be terminated, and the Managing Member (or such other Person or Persons as the Act may require or permit) shall file a certificate of cancellation with the Secretary of State of Delaware, and take such other actions as may be necessary to terminate the Company.

ARTICLE VII

GENERAL PROVISIONS

7.01 No Third Party Rights. Nothing in this Agreement shall be construed to grant rights to any Person who is not a party to this Agreement.

7.02 Notices. Notices shall be addressed and delivered:

(a) If to the Company, to:

c/o Harbinger Capital Partners Master Fund I, Ltd.
450 Park Avenue
30th Floor
New York, NY 10022
Attention: Chief Financial Officer; Legal Department
Email: khladek@harbingercapital.com;
          Compliance@harbingercapital.com
Facsimile: (212) 658-9311

with copies (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-10236
Attention: Jeffrey D. Marell
Email: jmarell@paulweiss.com
Facsimile: (212) 492-0105

(b) If to a Member, to such Member or its personal representative at its last address known to the Company as disclosed on the records of the Company.
Notices shall be in writing and shall be sent by facsimile or pdf e-mail, by mailed postage prepaid, registered or certified, by United States mail, return receipt requested, by nationally recognized private courier or by personal delivery. Notices shall be effective, if sent by facsimile, pdf e-mail or nationally recognized private courier, upon receipt; if mailed, three (3) business days after mailing; and if personally delivered, when delivered.

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7.03 Facsimile and PDF E-Mail Signatures. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic transmission in portable document format (“pdf”), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic transmission in pdf to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic transmission in pdf as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

7.04 Amendment; Waiver. This Agreement may not be amended without the written consent of each Member. Any waiver, permit, consent or approval of any kind or character on the part of any such Member of any provisions or conditions of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in such writing.

7.05 Miscellaneous.

(a) Descriptive Headings. The article or section titles or captions contained in this Agreement are for convenience only and shall not be deemed a part of this Agreement.

(b) Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be unenforceable or invalid under applicable law, such provision shall be ineffective only to the extent of such unenforceability or invalidity and the remaining provisions of this Agreement shall continue to be binding and in full force and effect.

(c) Waiver. The failure of any Person to insist in one or more instances on performance by another Person of any obligation, condition or other term of this Agreement in strict accordance with the provisions hereof shall not be construed as a waiver of any right granted hereunder or of the future performance of any obligation, condition or other term of this Agreement in strict accordance with the provisions hereof, and no waiver with respect thereto shall be effective unless contained in a writing signed by or on behalf of the waiving party. The remedies in this Agreement shall be cumulative and are not exclusive of any other remedies provided by law.

(d) Successor and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, representatives, successors and permitted assigns.

(e) Entire Agreement. This Agreement (including the appendices, exhibits and schedules attached hereto, which are hereby incorporated herein by reference) constitutes the

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entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements, negotiations or representations with respect to the subject matter hereof and thereof.

(f) Governing Law. This Agreement and all claims or causes of action (whether in contract, in tort, at law or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution, performance, validity, interpretation, construction or enforcement of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be construed and governed in accordance with the Laws of the State of Delaware, including the Act, without regard to its laws regarding conflicts of law.

(g) Construction. The parties acknowledge and agree that each has negotiated and reviewed the terms of this Agreement, assisted by such legal and tax counsel as they desired, and has contributed to its revisions. The parties further agree that the rule of construction that any ambiguities are resolved against the drafting party will be subordinated to the principle that the terms and provisions of this Agreement will be construed fairly as to all parties and not in favor of or against any party. The word “including”, means “including, without limitation.” All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Person may require in the context thereof.

(h) Non-Circumvention. The parties shall act in good faith in the implementation of the provisions of this Agreement, and no party shall engage, directly or indirectly, in any act, transaction or artifice a principal purpose of which is the avoidance of any of the provisions of this Agreement, including to effectuate any alteration of any of the Units.

(i) Venue; Waiver of Jury Trial. This Agreement has been executed and delivered in and shall be deemed to have been made in Delaware. Each Member agrees to the exclusive jurisdiction of any state or Federal court within Delaware, with respect to any claim or cause of action or proceeding (whether in contract, in tort, at law or otherwise) arising under or relating to this Agreement, agrees not to bring any action or proceeding (whether in contract, in tort, at law or otherwise) in any other court and waives personal service of any and all process upon it, and consents that all services of process be made by registered mail, directed to it at its address as set forth in Section 7.02, and service so made shall be deemed to be completed when received. Each Member waives any objection based on forum non conveniens, waives any bond, surety or other security that might be required of any other Member with respect thereto and waives any objection to venue of any action instituted hereunder. Nothing in this paragraph shall affect the right to serve legal process in any other manner permitted by law. EACH OF THE PARTIES HERETO (INCLUDING EACH MEMBER) IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER IN CONTRACT, IN TORT, AT LAW OR OTHERWISE) INSTITUTED BY OR AGAINST SUCH PARTY IN RESPECT OF ITS OBLIGATIONS HEREUNDER.

(j) Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one

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instrument. This Agreement may be executed through the exchange of facsimile or pdf e-mail signature pages, which shall have the same legal effect as manual signatures.

7.06 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in profits, losses, Distributions, capital or property other than as a secured creditor.

7.07 Remedies. The Company and the Members shall be entitled to enforce their respective rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement (including costs of enforcement) and to exercise any and all other rights at law or at equity existing in their respective favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement (and thus waive as defense that there is an adequate remedy at law), and that the Company or any Member may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation or threatened violation of the provisions of this Agreement. The remedies in this Agreement shall be cumulative and are not exclusive of any other remedies provided by law.

7.08 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:
MF/HRG SECURITIES SUBSIDIARY, LLC

By:
Name:
Title:

PREFERRED MEMBER:
LUK HRG LLC

By:
Name:
Title:

COMMON MEMBER:
HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:
Name:
Title:

[SIGNATURE PAGE TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT]

Appendix I
For the purposes of this Agreement:

(a) “Affiliate” shall mean, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through voting securities, by contract or otherwise.

(b) “Agreement” shall mean this Amended and Restated Limited Liability Company Agreement, including all appendices, exhibits and schedules hereto, as it may be amended from time to time.

(c) “Capital Contribution” shall mean a transfer of money or property by a Member to the Company, either as consideration for Units or as additional capital without a requirement for the issuance of additional Units.

(d) “Common Member” shall mean each Person admitted to the Company as a Member and who holds Common Units.

(e) “Control” (and the correlative terms, Controlled and Controlling) means the power, direct or indirect, to direct or cause the direction of the management and policies of a Person through voting securities, contract or otherwise.

(f) “Distribution” shall mean each distribution made by the Company to a holder of Units, whether in cash, property or securities of the Company and whether by liquidating distribution, redemption, repurchase or otherwise; provided, that none of the following shall be a Distribution: any recapitalization, exchange or conversion of Units, and any subdivision (by unit split or otherwise) or any combination (by reverse unit split or otherwise) of any outstanding Units.

(g) “Member” shall mean an owner of a Unit and shall include the Master Fund, LUK-HRG and any other Person admitted as a member in accordance with this Agreement.

(h) “Person” shall mean an individual, a partnership, a corporation, a limited liability company or limited partnership, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or the United States of America or any other any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, or local or any agency, instrumentality or authority thereof or any court.

(i) “Preferred Member” shall mean each Person admitted to the Company as a Member and who holds Preferred Units.

(j) “Transfer” shall mean any issuance, transfer, sale, assignment, pledge, encumbrance or other disposition, directly or indirectly (by merger or sale of equity in any direct or indirect holding company (including a corporation) or otherwise), irrespective of whether any

A-1

of the foregoing are effected voluntarily or involuntarily, by operation of law or otherwise, or whether inter vivos or upon death.

(k) “Unit” shall mean a Member’s interest in the Company pursuant to Section 2.01 of this Agreement or the Act.

Other defined terms are contained in the following sections of this Agreement:

Defined Term	Section Where Found
Act	1.02
Certificated Units	2.06
Company	Preamble
Funds	Recitals
Global Fund	Recitals
Leucadia	Recitals
Liquidator	6.02
LUK-HRG	Preamble
Managing Member	Preamble
Master Fund	Preamble
Original Agreement	Recitals
Permitted Transferee	5.01
PSPA	Recitals
Special Situations Fund	Recitals

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SCHEDULE 2.02

Name and Address of Member	Capital Contribution	Number of Preferred Units	Number of Common Units
Harbinger Capital Partners Master Fund I, Ltd. 450 Park Avenue 30th Floor New York, NY 10022 Attention: Chief Financial Officer; Legal Department Email: khladek@harbingercapital.com; Compliance@harbingercapital.com Facsimile: (212) 658-9311 with copies (which shall not constitute notice) to: Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-10236 Attention: Jeffrey D. Marell Email: jmarell@paulweiss.com Facsimile: (212) 492-0105	$[500]	0	1,000
LUK HRG LLC 520 Madison Avenue New York, NY 10022 Attention: General Counsel Email: Msharp@jefferies.com with copies (which shall not constitute notice) to: Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Attention: Andrea Bernstein Matthew Gilroy Email: andrea.bernstein@weil.com matthew.gilroy@weil.com Facsimile: (212) 310-8007	$[500]	[•]*	0
Total	$[1,000]	[•]	1,000

* To be equal to the number of shares of HRG common stock to be sold by the Master Fund.

EXHIBIT A

Form of Acknowledgement to the Registration Rights Agreement

See attached.

EXECUTION VERSION

ACKNOWLEDGEMENT TO THE

REGISTRATION RIGHTS AGREEMENT

Dated as of March 18, 2014

THIS ACKNOWLEDGEMENT to the Registration Rights Agreement (this “Acknowledgement”) is made and entered into as of the date hereof by and among Leucadia National Corporation (the “Purchaser”), Harbinger Group Inc. (the “Company”) and Harbinger Capital Partners Master Fund I, Ltd. (“Master Fund”), Global Opportunities Breakaway Ltd. (“Global Fund”), and Harbinger Capital Partners Special Situations Fund, L.P. (“Special Situations Fund” and together with Master Fund and Global Fund, the “Sellers”).  All capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Registration Rights Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, the Company and the Sellers entered into that certain Registration Rights Agreement, dated as of September 10, 2010, as amended on May 12, 2011 (as amended, modified or amended and restated, the “Registration Rights Agreement”);

WHEREAS, the Purchaser acquired shares of Common Stock of the Company pursuant to that certain Stock Purchase Agreement, dated as of September 21, 2013 (the “2013 Acquisition Agreement”);

WHEREAS, in connection with the consummation of the 2013 Acquisition Agreement, the Purchaser and the Company entered into that certain Joinder to the Registration Rights Agreement, dated as of September 27, 2013 (the “Joinder”), pursuant to which the Purchaser, as a holder of Registrable Securities, became a party to the Registration Rights Agreement in accordance with the Registration Rights Agreement and the terms of the Joinder;

WHEREAS, the Purchaser and Sellers have entered into that certain Preferred Securities Purchase Agreement, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “New Purchase Agreement”), pursuant to which the Purchaser has agreed to acquire certain preferred securities from the Sellers that are exchangeable into shares of Common Stock of the Company (such shares of Common Stock deliverable upon such exchange, the “Company Shares”) pursuant to that certain Exchange Agreement to be entered into by and among the Purchaser and the Sellers (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Exchange Agreement”); and

WHEREAS, the parties hereto desire to acknowledge and agree that, upon acquisition of beneficial ownership of the Company Shares (which shall occur upon the closing under the New Purchase Agreement) by the Purchaser, (i) the Company Shares will be “Registrable Securities” under the Registration Rights Agreement and the Purchaser will be deemed to have acceded to (or obtain equivalent rights to) all of the Sellers’ rights and interests in the Registration Rights Agreement with respect to the Company Shares to the intent and effect that the Purchaser shall be deemed to be a “Holder” (as defined in the Registration Rights

Agreement) under the Registration Rights Agreement in respect of the Company Shares, (ii) the Company will take instruction from the Purchaser as the “Holder” of the Company Shares for purposes of the Registration Rights Agreement in lieu of taking instruction from the record holder of such Company Shares and (iii) subject to the provisions set forth herein, the Purchaser shall have the exclusive right under Section 3(a)(i) of the Registration Rights Agreement to make a written request to the Company as an “Initiating Holder” that the Company register the sale of Registrable Securities held by the Purchaser on a Long-Form Registration (provided, that the Company shall not be obligated to effect more than two such Long-Form Registrations at the demand of the Purchaser under the Registration Rights Agreement).

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Acknowledgment hereby agree as follows:

1. Agreement to be Bound.  Each of the parties hereto hereby acknowledges and agrees that, upon acquisition of beneficial ownership of the Company Shares (which shall occur upon the closing under the New Purchase Agreement) by the Purchaser, (a) the Company Shares will be Registrable Securities under the Registration Rights Agreement and the Purchaser will be deemed to have acceded to (or obtain equivalent rights to) all of the Sellers’ rights and interests in the Registration Rights Agreement with respect to the Company Shares to the intent and effect that the Purchaser shall be deemed to be a “Holder” (as defined in the Registration Rights Agreement) under the Registration Rights Agreement in respect of the Company Shares, (b) the Company will take instruction from the Purchaser as the “Holder” of the Company Shares for purposes of the Registration Rights Agreement in lieu of taking instruction from the record holder of such Company Shares, (c) the Purchaser shall have the right under Section 3(a) of the Registration Rights Agreement to make a written request to the Company as an Initiating Holder that the Company register the sale of Registrable Securities held by the Purchaser on (i) a Long-Form Registration (provided, that the Company shall not be obligated to effect more than two such Long-Form Registrations at the demand of the Purchaser under the Registration Rights Agreement) and (ii) a Short-Form Registration (which right shall be exclusive to the Purchaser), and (d) the Sellers shall have the right to make a written request to the Company as an “Initiating Holder” that the Company register the sale of Company Shares held by the Sellers on a Long-Form Registration (provided, that the Company shall not be obligated to effect more than one such Long-Form Registration at the demand of the Sellers). Notwithstanding the foregoing, if at any time the Company agrees to grant the Sellers the right to demand that the Company effect more than one Long-Form Registration, then the number of Long-Form Registrations that the Company shall be obligated to effect pursuant to the Purchaser’s written request pursuant to clause (c) above shall be increased to three.  Notwithstanding the foregoing, for so long as a shelf registration statement (x) covering the Registrable Securities held by the Purchaser is effective, the Purchaser (with respect to such Registrable Securities held by the Purchaser and covered thereby) shall not be permitted to make any written request to the Company as an “Initiating Holder” that the Company register the sale of such Registrable Securities held by the Purchaser, and (y) covering the Registrable Securities held by the Sellers is effective, the Sellers (with respect to such Registrable Securities held by the Sellers and covered thereby) shall not be permitted to make any written request to the Company as an “Initiating Holder” that the Company register the sale of such Registrable Securities held by the Sellers.  For the avoidance of doubt, (x) the immediately preceding sentence shall not preclude the Purchaser or the Sellers from registering the sale of Registrable Securities held by such party on any effective shelf registration statement and (y) the Sellers and the Purchaser (on its behalf and on behalf of its Affiliate(s) who have acceded to the Purchaser’s rights, liabilities and obligations under the 2013 Acquisition Agreement) hereby agree that the foregoing in this paragraph supersedes Section 5.3 of the 2013 Acquisition Agreement, which Section 5.3 of the 2013 Acquisition Agreement shall be terminated and no longer have any force or effect.  In the event that either the Purchaser, on the one hand, or any of the Sellers, on the other hand, requests as a Shelf Requesting Holder to sell any Registrable Shares as Requested Shelf Registered Securities in a underwritten public offering pursuant to Section 5 of the Registration Rights Agreement, then (x) any Seller or the Purchaser (the “Requesting Party”), as the case may be, shall provide the other with an opportunity to join in such request (and for the avoidance of doubt, such other party shall also be deemed a “Shelf Requesting Holder” for purposes of the Registration Rights Agreement; provided that, for purposes of selecting the managing underwriter or underwriters under Section 5(b) of the Registration Rights Agreement, the Requesting Party shall be deemed the Shelf Requesting Holder) and (y) notwithstanding anything in the Registration Rights Agreement to the contrary, as between the Purchaser, on the one hand, and the Sellers, on the other hand, in the event that the Approved Underwriter advises the Company that the aggregate amount of Requested Shelf Registered Securities requested to be included in such underwritten public offering is sufficiently large to have a material adverse effect on the success of such offering, then the Purchaser and the Sellers that elect to sell Requested Shelf Registered Securities in such offering shall include in such underwritten registration, first, all of the Requested Shelf Registered Securities to be offered for the account of the Requesting Party, and second, any Shelf Registered Securities to be offered for the account of the non-Requesting Party.  For the avoidance of doubt, nothing contained in this paragraph shall in any way limit or otherwise affect the agreement in Section 4(a) of the Exchange Agreement that Jefferies LLC shall act as lead underwriter in connection with any Securities Disposition (as defined therein) required to be consummated pursuant to the Exchange Agreement.

2. Effectiveness.  Notwithstanding anything to the contrary herein, this Acknowledgement shall automatically terminate without any action on the part of any person and be void ab initio if the New Purchase Agreement is terminated in accordance with its terms prior to the Closing (as defined in the New Purchase Agreement) thereunder, and neither the Purchaser, the Sellers, the Company nor any other person shall have any rights, liabilities or obligations under this Acknowledgement if the Closing does not occur.

3. Single Agreement.  This Acknowledgment shall hereafter be read and construed in conjunction and as one document with the Joinder and the Registration Rights Agreement and references in the Registration Rights Agreement to “the Agreement” or “this Agreement,” and references in all other instruments and documents executed thereunder or pursuant thereto to the Registration Rights Agreement, shall for all purposes refer to the Registration Rights Agreement incorporating and as supplemented by the Joinder and this Acknowledgment.

4. Successors and Assigns.  Except as otherwise provided herein, and subject to the terms of the Registration Rights Agreement, this Acknowledgment shall bind and inure to the benefit of, and be enforceable by, the Company and its successors and assigns and the Purchaser and its successors and permitted assigns of each of them, so long as the Purchaser holds Company Shares.

5. GOVERNING LAW; CONSENT TO JURISDICTION. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF THAT WOULD APPLY THE LAWS OF ANOTHER JURISDICTION.

6. Descriptive Headings.  The descriptive headings of this Acknowledgment are inserted for convenience only and do not constitute a part of this Acknowledgment.

7. Nature of Seller’s Obligations and Rights.  The obligations of each Seller under this Acknowledgement are several (in proportion to the number of Company Shares being delivered to the Escrow Agent (as defined in the New Purchase Agreement) by such Seller) and not joint with the obligations of any other Seller, and no Seller shall be responsible in any way for the performance of the obligations of any other Seller under this Acknowledgement or any other Ancillary Agreement (as defined in the New Purchase Agreement).

* * * * *

This Acknowledgment to the Registration Rights Agreement shall be effective as of the date first set forth above.

LEUCADIA NATIONAL CORPORATION

By:	/s/ Michael J. Sharp
	Name:	Michael J. Sharp
	Title:	Executive Vice President & General Counsel

[Signature Page to Joinder to Registration Rights Agreement]

HARBINGER GROUP INC.

By:	/s/ Ehsan Zargar
	Name:	Ehsan Zargar
	Title:	Senior Vice President, Deputy General Counsel & Corporate Secretary

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	By: Harbinger Capital Partners, LLC, its investment manager

By:	/s/ Keith Hladek
	Name:	Keith Hladek
	Title:	Authorized Signatory

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II, LP, its investment manager

By:	/s/ Keith Hladek
	Name:	Keith Hladek
	Title:	Authorized Signatory

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC, its general partner

By:	/s/ Keith Hladek
	Name:	Keith Hladek
	Title:	Authorized Signatory

[Signature Page to Joinder to Registration Rights Agreement]

 EXHIBIT B

Form of Shareholder Side Letter

See attached.

LEUCADIA NATIONAL CORPORATION
520 Madison Avenue
New York, New York 10022

March 18, 2014

Harbinger Group Inc. (the “Company”)
450 Park Avenue, 30th Floor
New York, New York 10022

Ladies and Gentlemen:

This letter agreement is being entered into prior to or concurrently with that certain Preferred Securities Purchase Agreement (in the form provided to the Company on the date hereof, the “PSPA”) by and among Harbinger Capital Partners Master Fund I, Ltd. (“Master Fund”), Global Opportunities Breakaway Ltd. (“Global”), Harbinger Capital Partners Special Situations Fund, L.P. (“Special Situations Fund” and, collectively with Master Fund and Global, the “Funds”) and Leucadia National Corporation (“Leucadia”), pursuant to which Leucadia is to beneficially acquire certain preferred securities (the “Preferred Shares”) that are exchangeable into shares of common stock (“Common Stock”), $0.01 par value per share, of the Company pursuant to that certain Exchange Agreement referred to in the PSPA and to be entered into by and among the Funds and Leucadia (in the form provided to the Company on the date hereof, the “Exchange Agreement”).  In connection with such acquisition, Leucadia and the Company agree as follows:

1.
(a)  From the date of the Closing (as defined in the PSPA) until the Board Appointment Event (as defined below), Leucadia shall have the right to appoint two representatives reasonably acceptable to the Company (each, a “Board Observer”) to be present (whether in person or by telephone) at all meetings of the Board of Directors of the Company (the “Board”) and the compensation and audit committees thereof; provided that such Board Observers shall not be entitled to vote at such meetings, be counted for the purposes of establishing quorum, or otherwise be required to approve or consent to any action proposed to be taken by the Board or any committee thereof.  Once appointed, the Company shall send to each such Board Observer all of the notices, information and other materials (including meeting notices and agendas) that are distributed to the members of the Board and the compensation and audit committees thereof, all at the same time and in the same manner as such notices, agenda, information and other materials are provided to the members of the Board.  If any Board Observer resigns or becomes ineligible to serve as a Board Observer, Leucadia shall have the right to designate a replacement for such Board Observer, provided, that such replacement is reasonably acceptable to the Company.  The Company agrees to take all actions necessary to ensure the foregoing.  Leucadia shall cause each Board Observer to keep all notices, agenda information and other materials  provided pursuant to this Paragraph 1(a) confidential (such confidentiality obligations to be on customary terms and conditions and no more restrictive than the confidentiality obligations imposed on the Company’s directors).   Notwithstanding the foregoing, any Board Observer may be prohibited from attending a meeting of the Board or any committees thereof or receiving notices, agenda, information or materials to preserve any attorney-client privilege or to prevent any breach of contract with any third party regarding non-disclosure, provided that the Company is advised by legal counsel that taking such action is necessary to preserve any such privilege or prevent any such breach.

(b)  Promptly following the later of (i) the Closing or (ii) the receipt of the Regulatory Approvals and the delivery of written confirmation by Leucadia to the Company that each of the events described in the foregoing clauses (i) and (ii) has occurred (the later to occur of the events described in the foregoing clauses (i) and (ii) being referred to as the “Board Appointment Event”), the Company shall increase the size of the Board to ten (10) directorships, and two (2) of such directorship positions shall be filled by a majority of the Disinterested Directors with designees to be selected by Leucadia who (x)  qualify as “independent directors” under applicable regulations and listing standards (other than to the extent such independence qualification would not be met solely as a result of Leucadia’s ownership of Company capital stock) and (y) are otherwise reasonably acceptable to the Company (it being understood that such determination of reasonable acceptability to the Company shall include, but not be limited to, completion satisfactory to the Company of the then standard review and approval process of the Board’s nominating and governance committee) (the requirements described in the foregoing clauses (x) and (y) and compliance with applicable law, regulations and listing standards being collectively referred to as the “Company Requirements”), who initially shall be, subject to satisfaction of the Company Requirements, Joseph S. Steinberg and Andrew Whittaker.  One of such designees shall be appointed to the class of directors designated as Class I, and the other such designee shall be appointed to the class of directors designated as Class III; provided, that such designee appointed as a Class III director may elect, by providing written notice to the Board at least 30 days prior to the date on which the Company mails its proxy statement for the Company’s 2015 annual stockholder meeting, to be nominated for election as a Class II director at the Company’s 2015 annual stockholder meeting and the Company shall comply with such election.  In each subsequent election of directors of the Company, the Company shall use its best efforts, subject to satisfaction of the Company Requirements, to nominate a slate such that, when taken together with the directors not then up for re-election, the Board will include the directors designated by Leucadia pursuant to this Paragraph 1(b), as applicable.  If, at any time, any such designee shall fail to satisfy the Company Requirements, Leucadia shall cause such designee to promptly resign from the Board and each Board committee on which such designee serves, and in any event within five (5) business days following a request therefor by the Company.  If any of the Leucadia director designees resigns or becomes ineligible to serve on the Board (including by failing to meet the Company Requirements), Leucadia shall have the right to designate a replacement for such director designee, provided, that such replacement is eligible to serve on the Board and satisfies the Company Requirements.  Upon Leucadia’s request, one of its director designees shall be appointed to serve on each of the compensation committee and the audit committee of the Board, provided, that such designee is qualified to serve on such committee in accordance with the Company Requirements.  From the date hereof until the Company’s 2015 annual stockholder meeting, except as provided in the provisos to this sentence, the

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Company shall not increase the size of the Board beyond ten (10) directorships, and from and after the Company’s 2015 annual stockholder meeting, except as provided in the provisos to this sentence, the Company shall take all action necessary to cause the size of the Board to be reduced to nine (9) directorships, unless in each case, approved by both a majority of the members of the Board and Leucadia’s director designees; provided, that notwithstanding the foregoing the Company may increase the size of the Board and shall provide Leucadia with proportional representation on the Board equal to or greater than the proportional representation on the Board Leucadia was entitled to in accordance with the provisions of this Paragraph 1(b) immediately prior to such increase; provided further that the Company shall only be required to provide such proportional representation to Leucadia to the extent that following such increase the Company would be in compliance with applicable law, regulation and New York Stock Exchange or other applicable listing rules.  In addition to the resignation of any Leucadia director to the extent necessary to enable the Company to comply with applicable law, regulation and New York Stock Exchange or other applicable listing rules (which resignation Leucadia shall cause to occur promptly, and in any event within five (5) business days following a request therefor by the Company), if, at any time after the occurrence of the Board Appointment Event, Leucadia (including its subsidiaries, Associates and Affiliates) sells or otherwise disposes of shares of Common Stock and, as a result, Leucadia (including its subsidiaries, Associates and Affiliates) shall beneficially own less than 15% (but shall beneficially own at least 10%) of the aggregate number of the outstanding shares of Common Stock plus the shares of Common Stock issuable upon conversion of the Company’s Series A Participating Convertible Preferred Stock and the Series A-2 Participating Convertible Preferred Stock or any other voting security issued by the Company (collectively, the “Voting Stock”), Leucadia shall cease to have the right to designate two (2) directors (or any greater number of directors to the extent applicable) to serve on the Board and shall instead have the right to designate the greater of (I) half the director designees (rounded down to the nearest whole-number) it had the right to designate immediately prior to such event and (II) one (1) director to serve on the Board, and if two (2) of Leucadia’s designees (or any greater number of designees to the extent applicable) are then serving on the Board Leucadia shall cause such designee(s) to promptly resign from the Board and each Board committee on which such designee(s) serves, and in any event within five (5) business days following a request therefor by the Company unless the majority of Disinterested Directors determines otherwise.  If, at any time after the occurrence of the Board Appointment Event, Leucadia (including its subsidiaries, Associates and Affiliates) shall beneficially own less than 10% of the aggregate number of the outstanding shares of Voting Stock Leucadia shall promptly, and in any event within five (5) business days following a request therefor by the Company, cause any individual designated by it then serving on the Board to resign from the Board and each Board committee on which such designee serves (unless the majority of Disinterested Directors determines otherwise) and Leucadia shall no longer be entitled to representation on the Board, nor, for the avoidance of doubt, shall this letter agreement impose any limitation on the size of the Board.  The term “Regulatory Approvals” means all approvals necessary from the applicable insurance regulators for Leucadia to own the Common Stock into which the Preferred Shares are exchangeable pursuant to the Exchange Agreement.  The terms “Affiliate” and “Associate” shall have the meanings set forth in Rule 12b-2 of the General Rules and

3

Regulations under the Exchange Act.  The “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute.  The term “Disinterested Director” means the members of the Board who are not Associates or Affiliates of Leucadia and who have not been nominated to serve on the Board by Leucadia or any of its Affiliates or Associates.

(c)  The provisions of Paragraphs 1(a) and 1(b) above, except for the definitions set forth therein to the extent the applicable defined terms are used elsewhere in this letter agreement, shall terminate on the date that is two (2) years from the date hereof.

2.
Leucadia agrees that, for a period of two (2) years from the date hereof, without the prior approval of a majority of the Disinterested Directors, none of Leucadia nor its subsidiaries, Associates, Affiliates or any persons with whom Leucadia has formed a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (together, the “Restricted Persons”) will (a) except by virtue of the consummation of the transactions contemplated by the PSPA, the Exchange Agreement or the provisions hereof, acquire any equity securities of the Company, including, but not limited to, any securities exercisable or exchangeable for, or convertible into, equity securities of the Company (or rights in respect thereof) or the right or rights to vote any such securities if, as a result thereof, the Restricted Persons would have beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) in excess of 27.5% of the voting power of the Voting Stock, (b) enter into or agree, offer or seek or propose to enter into, directly or indirectly, any tender or exchange offer, merger, acquisition transaction or other business combination involving the Company or any of its subsidiaries or any of their respective  assets or properties, or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries, (c) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies,”  “consents” or “authorizations” (as such terms are used in the proxy rules of the Securities and Exchange Commission promulgated under the Exchange Act) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of its subsidiaries or call a special stockholders’ meeting for any such purpose, (d) otherwise act, alone or in concert with others, to seek control, control or change the Board, governing instruments, stockholders, policies or affairs of the Company or any of its subsidiaries, (e) directly or indirectly enter into any negotiations, arrangements or understandings with any other person (including any individual, firm, corporation, partnership or other entity or any “person” as such term is used in Section 13(d) or Section 14(d)(2) of the Exchange Act) (“person”) with respect to any of the foregoing activities or propose any of such activities, (f) take any action which might force the Company or any of its subsidiaries to make a public announcement regarding any of the types of matters set forth in in any of clauses (a), (b) or (c) above; provided that, for purposes of this Agreement, Jefferies Group LLC and its subsidiaries (“Jefferies”) shall not be considered to be an Affiliate of Leucadia or a “Restricted Person” with respect to its performance of broker-dealer, investment banking, advisory, asset management or commodities services or activities so long as Jefferies (i) is acting in the ordinary course of its business, (ii) is not acting for or on behalf of Leucadia, its subsidiaries, Affiliates or Associates in connection with the Company or any of its

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subsidiaries and (iii) is not otherwise acting for the purpose of circumventing the restrictions contained herein.

3.
The restrictions set forth in Paragraph 2 above are expressly agreed to preclude Restricted Persons from engaging in any hedging or other transaction which is or would result in the acquisition of “beneficial ownership” (as defined in Rule 13d-3 of the Exchange Act) of equity securities in contravention of the provisions of this letter agreement. Such prohibited hedging or other transactions would include, without limitation, any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any equity security of the Company or with respect to any security that includes, relates to, or derives any significant part of its value from any such equity security.

4.
Leucadia agrees that, for a period of two (2) years from the date hereof, without the prior approval of a majority of the Disinterested Directors, the Restricted Persons will not sell, transfer, pledge or otherwise dispose of, in a single transaction or series of transactions, Voting Stock (or rights in respect thereof) to any other person or “group” if any Restricted Person knows, or has good reason to know, that the person or “group” holds or, after giving effect to any such sale or disposition, would hold (for such purpose, in each case, including the right to acquire), in excess of 4.9% of the Voting Stock, unless: (a) such sale is part of a tender offer or exchange offer made to all stockholders of the Company by a person other than a Restricted Person and that has been recommended by a majority of the Disinterested Directors; or (b) such disposition is pursuant to a dividend or distribution made by a Restricted Person on a pro rata basis to its shareholders; provided, that, the restriction in this Paragraph 4 shall not apply to any sale that is implemented if Regulatory Approval has been denied or withdrawn.  Any certificates evidencing shares of Voting Stock subject to the restrictions set forth in this Paragraph 4 shall bear a conspicuous legend noting such restrictions.

5.
Leucadia agrees that, for a period of two (2) years from the date hereof, at any meeting of the stockholders of the Company, however called, in any action by consent in lieu of a meeting of stockholders or in any other circumstance in which the vote, consent or approval of the stockholders of the Company, in their capacity as stockholders, is sought, with respect to the election of directors of the Company, that Leucadia shall, or shall cause each other Restricted Person as applicable to, vote or cause to be voted, or give its consent or cause its consent to be given with respect to, all shares of Voting Stock held by the Restricted Persons, or over which any of the Restricted Persons exercises voting control, in favor of those nominees approved by a majority of the Disinterested Directors.  Leucadia agrees that none of the Restricted Persons will grant any proxy, power-of-attorney or other authorization in or with respect to any shares of Voting Stock that are held by them, or over which any of them exercises voting control, or take any other action, as a stockholder of the Company, that would in any way restrict, limit or interfere with the performance of the obligations hereunder.

6.	The Company shall furnish Leucadia with such financial information concerning the Company that Leucadia reasonably requests to enable it to timely comply with its

5

reporting obligations under applicable securities laws; provided, however, Leucadia will not be entitled to any non-public information unless it executes a customary confidentiality agreement. In addition, if the Company incurs any out-of-pocket expenses that it would not otherwise incur but for its obligations under this Paragraph 6, Leucadia shall reimburse the Company for all such reasonable out-of-pocket expenses.

7.
Leucadia agrees that all shares of Voting Stock that it or any other Restricted Person beneficially owns as of the date of this letter agreement, and any shares of Voting Stock that it or any other Restricted Person purchases or with respect to which it or any other Restricted Person otherwise acquires beneficial ownership or voting rights, directly or indirectly, after the date of this letter agreement, including, without limitation, shares issued upon the conversion, exercise or exchange, as the case may be, of securities held or purchased by Leucadia or any other Restricted Person that are convertible into, or exercisable or exchangeable for, shares of Voting Stock, shall be subject to the terms and conditions of this letter agreement.

8.
The Company shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Leucadia in doing, all things reasonably necessary, proper or advisable under applicable Law (as defined in the PSPA) to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Exchange Agreement, including doing all things reasonably necessary to effect a Securities Exchange and a Cash Exchange (each as defined in the Exchange Agreement) (including, consummating any related  Securities Disposition (as defined in the Exchange Agreement)), in each case, as reasonably requested by Leucadia, and using commercially reasonable efforts to the extent within the Company’s control or ability to influence to, in each case, as reasonably requested by Leucadia:  (i) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Entities (as defined in the PSPA), and make all necessary registrations, declarations and filings with Governmental Entities, in order to consummate an Exchange (as defined in the Exchange Agreement) (including in respect of filings required to be made by Leucadia with insurance regulators in order to effectuate a Securities Exchange (as defined in the PSPA) under applicable Law) and (ii) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Exchange Agreement.   Further, and without duplication of any other action required to be taken hereunder, the Company and its subsidiaries shall use commercially reasonable efforts to support, and not oppose, any application, form or other filing made by Leucadia with insurance regulators in connection with the consummation of the transactions contemplated by the PSPA or the Exchange Agreement.  The Company agrees to cooperate with Leucadia and its officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be reasonably necessary to effectuate the transactions contemplated by the PSPA or the Exchange Agreement subject to compliance with applicable Law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist Leucadia in complying with the terms thereof.  Subject to the provisions of the Registration Rights Agreement (as defined in the PSPA), Leucadia shall (a)

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promptly upon the Company’s request reimburse the Company for any out of pocket costs, fees or expenses incurred by the Company in fulfilling its obligations under this Paragraph 8, and (b) indemnify and hold harmless the Company from any and all liabilities suffered by the Company as a result of any information provided by Leucadia to the Company or actions taken by Leucadia in connection with the Company’s obligations with respect to the insurance regulatory process as stated in this Paragraph 8.

9.
The Company and Leucadia shall consult with each other with respect to the obtaining of all approvals from insurance regulators necessary to consummate the Securities Exchange and each party will keep the other reasonably apprised of the status of matters relating to such approvals.  The Company and Leucadia shall have the right to review in advance, and to the extent practicable, and subject to any restrictions under applicable Law, each will consult the other on, any filings with insurance regulators in connection with such approvals; provided, however, that neither the Company nor Leucadia shall have the right to review, or to be so consulted regarding, any such draft filings to the extent relating to any legally privileged, commercially sensitive, trade secret or personal information (collectively “Confidential Information”).  The Company and Leucadia shall promptly furnish to each other copies of all such filings and written materials after their filing or submission, in each case subject to applicable Laws; provided, however, that neither the Company nor Leucadia shall be required to provide to the other party the portions of any such filings that contain Confidential Information of the Company or Leucadia, as applicable.  The Company and Leucadia shall as promptly as practicable advise each other upon receiving any written or electronic, or any material telephonic, communication from any insurance regulator in connection with any such filing, including promptly furnishing each other copies of such filing, including promptly furnishing each other copies of any such written or electronic communications; provided, however, that neither the Company nor Leucadia shall be required to furnish any Confidential Information to the other party that is contained in such communications.  The Company and Leucadia shall use commercially reasonable efforts to provide the other party with the opportunity to attend and participate in any live or telephonic meeting with any insurance regulator in respect of any such filings (other than routine, administrative matters and other than a telephone call initiated by such insurance regulator and not scheduled in advance); provided, however, that neither the Company nor Leucadia shall be required to use such efforts to provide the other with the opportunity to attend the portions of any such meetings in which any Confidential Information of the Company or Leucadia, as applicable, shall be discussed.

10.
The Company has elected in its certificate of incorporation not to be governed by Section 203 of the General Corporation Law of the State of Delaware and, except for any approvals as may be required by any insurance regulatory authorities in order to consummate the transactions contemplated by the PSPA and the Exchange Agreement, no other state takeover statute or similar regulation applies to or purports to apply to the PSPA, the Ancillary Agreements (as defined in the PSPA), the Registration Rights Agreement or the transactions contemplated thereby (including each Exchange under the Exchange Agreement).  The Board or a duly authorized committee thereof that is authorized to take such action under the Company’s organizational documents, by virtue

7

of its prior approval hereof, has approved the PSPA, the Ancillary Agreements (as defined in the PSPA) and the transactions provided for therein so as to render inapplicable to Leucadia and its Affiliates the restrictions on “business combinations” set forth in Article IX of the Company’s certificate of incorporation and any similar “interested stockholder” provision or Law (as defined in the PSPA).

11.
The parties hereto acknowledge and agree that money damages would not be a sufficient remedy for any breach or threatened breach of any provision of this letter agreement, and that in addition to all other remedies which Leucadia or the Company may have, each of the parties hereto will be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, without the necessity of posting any bond.  In no event shall any party be responsible or liable for any damages or other amounts hereunder that are consequential, in the nature of lost profits, diminution in value, special or punitive or otherwise not actual damages.

12.	Paragraphs 1-10 of this letter agreement shall be of no force and effect if the PSPA is terminated in accordance with its terms with no Closing (as defined in the PSPA) having occurred.

13.
It is understood and agreed that no failure or delay by a party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

14.
The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provisions of this letter agreement, which shall remain in full force and effect.

15.
This letter agreement may not be amended, modified or waived, in whole or in part, except by a separate writing signed by the Company and Leucadia expressly so amending, modifying or waiving such agreement or any part thereof.

16.
Neither this letter agreement nor any of the rights, interests or obligations under this letter agreement may be assigned or delegated, in whole or in part, by either party hereto without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void.

17.
This letter agreement may be executed in two or more counterparts (including by means of facsimile), each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Receipt of an executed signature page to this letter agreement by facsimile or other electronic transmission shall constitute effective delivery thereof. Electronic records of this executed letter agreement shall be deemed to be originals thereof.

18.	This letter agreement shall not prohibit or limit, among other things, any action taken by any of Leucadia’s director designees in his or her capacity as, or in the performance of

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his or her duties as, a member of the Board (including, without limitation, discussing any proposal concerning the Company with other Board members and officers and other representatives of the Company and its and the Board’s respective advisors).

19.
Each party agrees and consents to personal jurisdiction and service of process and exclusive venue in the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware, for the purposes of any action, suit or proceeding arising out of or relating to this letter agreement. This letter agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

[Signature Page to Follow]

Very truly yours,

LEUCADIA NATIONAL CORPORATION

By:	/s/ Michael J. Sharp
Name:	Michael J. Sharp
Title:	Executive Vice President & General Counsel

Confirmed and agreed to as of the date first written above:

HARBINGER GROUP INC.

By:	/s/ Ehsan Zargar
Name:	Ehsan Zargar
Title:	Senior Vice President, Deputy General Counsel & Corporate Secretary

[Signature Page to Shareholder Side Letter]

EXHIBIT C

Form of Escrow Agreement

See attached.

AGREED FORM

CASH AND SECURITIES DEPOSIT AGREEMENT

This CASH AND SECURITIES DEPOSIT AGREEMENT, dated as of March [__], 2014 (the "Agreement"), is made by and among Harbinger Capital Partners Master Fund I, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (the “Master Fund”), Global Opportunities Breakaway Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Global Fund”), Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (together with the Master Fund and Global Fund, the “Sellers,” and each a “Seller”), Leucadia National Corporation, a New York corporation (the “Purchaser”), and Jefferies LLC, a Delaware limited liability company (the "Depositary"). Capitalized terms that are not otherwise defined herein shall have the meanings assigned to them in the Purchase Agreement (as defined below).

WHEREAS, the Sellers and the Purchaser entered into that certain Preferred Securities Purchase Agreement, dated as of March 18, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”), pursuant to which the Sellers agreed to deliver the Company Shares, along with duly executed instruments of transfer or assignment in blank in respect of such Company Shares, to the Depositary to be held in escrow until released pursuant to the terms of this Agreement.

WHEREAS, the Sellers and the Purchaser have also entered into that certain Exchange Agreement, dated as of March [__], 2014 (as amended, restated, supplemented or otherwise modified from time to time, the “Exchange Agreement”), pursuant to which the Sellers and Purchaser agreed to the terms and conditions governing the exchange and related release of the Deposit (as defined below) held pursuant to the terms of this Agreement.

WHEREAS, the Sellers and the Purchaser desire to secure the services of the Depositary, and the Depositary is willing to provide such services, pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each of the parties hereto, the parties hereto, intending to be legally bound, do hereby agree as follows:

Section 1. Appointment of Depositary. The Sellers and the Purchaser hereby appoint Jefferies LLC as Depositary in accordance with the terms and conditions set forth herein, and the Depositary hereby accepts such appointment. The scope of the duties of the Depositary hereunder shall be limited to those expressly set forth herein and, for the avoidance of doubt, any expansion of such duties or additional or supplemental duties shall require the advance written consent of the Purchaser and the Sellers, acting jointly.

Section 2. Deposit into the Cash and Securities Deposit Account. At the Closing, the Sellers shall deposit with the Depositary one or more certificates (or, at such Sellers’ option, through delivery by electronic book entry form) representing the Company Shares (the "Deposit"), and which Deposit shall be held by the Depositary in escrow upon the terms and conditions hereinafter set forth. The foregoing Deposit, plus all interest, dividends and other distributions and payments thereon (“Proceeds”), less any funds distributed or paid in accordance with this Agreement shall be held by the Depositary in an account referred to herein as the “Deposit Account”. The Depositary shall have no duty to solicit the Deposit. The Sellers shall notify the Depositary in writing at or prior to the time when the

1

Deposit is sent to the Depositary pursuant to this Agreement. The Depositary shall have no liability for the Deposit sent to it that remains unclaimed and/or is returned if such written notice is not given.

Section 3. Investment of Cash Proceeds with Respect to the Deposit. During the term of this Agreement, the Depositary shall invest and reinvest any cash Proceeds in the following investment at the written direction of an Authorized Person (as hereinafter defined) of the Purchaser:

Money Market or Mutual Funds registered under the Investment Act of 1940, as directed by the Purchaser;
The Depositary shall have no obligation to invest or reinvest the cash Proceeds if deposited with the Depositary after 11:00 a.m. (E.T.) on such day of deposit. Instructions received after 11:00 a.m.(E.T.) will be treated as if received on the following Business Day. Neither the Depositary nor any Seller shall have any responsibility for any investment losses resulting from the investment, reinvestment or liquidation of the cash Proceeds. Any interest or other income received on such investment and reinvestment of the cash Proceeds shall become part of the cash Proceeds and any losses incurred on such investment and reinvestment of the cash Proceeds shall be debited against the Deposit Account. If a selection is not made and a written direction not given to the Depositary, the cash Proceeds shall remain uninvested with no liability for interest therein. It is agreed and understood that the entity serving as Depositary may earn fees associated with the investments outlined above in accordance with the terms of such investments. A selection of Money Market or Mutual Funds will be provided by the Depositary. In no event shall the Depositary be deemed an investment manager or adviser in respect of any selection of investments hereunder. It is understood and agreed that the Depositary or its affiliates are permitted to receive additional compensation that could be deemed to be in the Depositary’s economic self-interest for (1) serving as investment adviser, administrator, shareholder servicing agent, custodian or sub-custodian with respect to certain of the investments, (2) using affiliates to effect transactions in certain investments and (3) effecting transactions in investments.

Section 4. Distribution of Deposit. The Depositary shall hold the Deposit in its possession and shall disburse and/or deliver the Deposit or any specified portion thereof only upon the delivery to the Depositary (with a copy to the Sellers for their information only) of a written release notice executed by an Authorized Person of the Purchaser (and no other Person), without further consent from the Sellers, in substantially the form attached as Exhibit A (a “Deposit Release Notice”), which notice shall contain delivery instructions to the Depositary pursuant to which the Depositary shall promptly deliver the Deposit (and, in any event, within three Business Days) or any specified portion thereof in accordance with such Deposit Release Notice. The Purchaser hereby agrees to only deliver a Deposit Release Notice to the Depositary (i) to obtain the release of any cash held in the Deposit Account, at any time, (ii) in order to effectuate a Cash Exchange (as defined in the Exchange Agreement) in accordance with the Exchange Agreement, at any time, or (iii) in order to effectuate a Securities Exchange (as defined in the Exchange Agreement) in accordance with the Exchange Agreement, but only if the Purchaser has received the approvals necessary from the applicable insurance regulators and only to the extent such Securities Exchange does not result in the Purchaser having (as a result of its Beneficial Ownership over Company Shares following such Securities Exchange) the right to control 35% or more of the total voting rights of all issued and outstanding voting securities of Harbinger Group Inc. (for the avoidance of doubt, taking into account any voting limitations in respect of the outstanding Preferred Stock).

Section 5. Termination. This Agreement shall terminate upon the distribution of the Deposit from the account established hereunder. The provisions of Sections 6, 8 and 9 shall survive the termination of this Agreement and the earlier resignation or removal of the Depositary.

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Section 6. Compensation of Depositary. The Depositary shall be entitled to payment for customary fees and expenses for all services rendered by it hereunder as separately agreed to in writing between the Purchaser, the Sellers and the Depositary (with such fee schedule attached hereto as Exhibit B). Such fees and expenses shall be billed one-half to the Purchaser and one-half to the Sellers (with the Sellers being jointly liable for their one-half of such fees and expenses) until the first anniversary of the date of this Agreement and thereafter such fees and expenses shall be billed one-hundred percent to the Purchaser. The Purchaser, on the one hand, and the Sellers, on the other hand, shall each severally reimburse the Depositary on demand for one-half of all out-of-pocket losses, liabilities, damages, disbursements, advances or reasonable and out-of-pocket expenses paid or incurred by it in the administration of its duties hereunder, including, but not limited to, all reasonable and out-of-pocket counsel, advisors' and agents' fees and disbursements and all taxes or other governmental charges; provided, that after the first anniversary of the date of this Agreement the Purchaser shall be responsible for one-hundred percent of such amounts. Any acceptance fee and/or annual fee for the first year will be paid to the Depositary Agent by the Purchaser and the Sellers concurrent with the execution and delivery of this Agreement. Annual fees are payable in advance for each year or any part thereof. At all times, the Depositary will have a right of set off and first lien on the funds in the Deposit Account for payment of customary fees and expenses and all such loss, liability, damage or expenses. The obligations contained in this Section 6 shall survive the termination of this Agreement and the resignation or removal of the Depositary.

Section 7. Resignation of Depositary. The Depositary may resign and be discharged from its duties hereunder at any time by giving thirty (30) calendar days’ prior written notice of such resignation to the Purchaser and the Sellers. The Purchaser and the Sellers may jointly remove the Depositary at any time by giving thirty (30) calendar days’ prior written notice to the Depositary. Upon such notice, a successor Depositary shall be appointed by the Purchaser and the Sellers acting jointly, who shall provide written notice of such to the resigning Depositary. Such successor Depositary shall become the Depositary hereunder upon the resignation or removal date specified in such notice. If the Purchaser and the Sellers are unable to decide upon a successor Depositary within thirty (30) days after such notice, the Depositary may, in its sole discretion, may apply to a court of competent jurisdiction for the appointment of a successor Depositary or for other appropriate relief. Upon its resignation and delivery of the Deposit as set forth in this Section 7, the Depositary shall be discharged of and from any and all further obligations arising in connection with the Deposit or this Agreement. Notwithstanding the foregoing, the parties hereto agree that upon two (2) Business Days’ notice (or such other period of time as may be agreed to by the parties) from Deutsche Bank Trust Company Americas (“Deutsche Bank”), a New York banking corporation and wholly-owned subsidiary of Deutsche Bank AG, that it is prepared to act immediately pursuant to the terms of this Agreement as successor Depositary, the Depositary shall resign and Deutsche Bank shall become Depositary hereunder.

Section 8. Indemnification of Depositary. The Purchaser and the Sellers shall jointly and severally indemnify, defend and hold harmless the Depositary and its officers, directors, employees, representatives and agents, from and against and reimburse the Depositary for any and all claims, expenses, obligations, liabilities, losses, damages, injuries (to person, property, or natural resources), penalties, stamp or other similar taxes, actions, suits, judgments, reasonable and out-of-pocket costs and expenses (including reasonable and out-of-pocket attorney’s fees and expenses of one outside counsel) of whatever kind or nature regardless of their merit, demanded, asserted or claimed against the Depositary directly or indirectly relating to, or arising from, claims against the Depositary by reason of its participation in the transactions contemplated hereby, including without limitation all reasonable and out-of-pocket costs required to be associated with claims for damages to persons or property, and reasonable and out-of-pocket attorneys’ fees and expenses of one outside counsel and court costs except to the extent caused by the Depositary’s gross negligence or willful misconduct. The provisions of this Section 8 shall survive the termination of this Agreement or the earlier resignation or removal of the Depositary.

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Section 9. The Depositary.

(a) The duties, responsibilities and obligations of Depositary shall be limited to those expressly set forth herein and no duties, responsibilities or obligations shall be inferred or implied against the Depositary. The Depositary shall not be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of any of its duties hereunder.

(b) If at any time the Depositary is served with any judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process which in any way affects the Deposit (including but not limited to orders of attachment or garnishment or other forms of levies or injunctions or stays relating to the transfer of the Deposit), the Depositary is authorized to comply therewith in any manner it or legal counsel of its own choosing reasonably deems appropriate; and if the Depositary complies with any such judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process, Depositary shall not be liable to the Purchaser or the Sellers (except to the extent caused by the Depositary’s gross negligence or willful misconduct) or to any other person or entity even though such order, judgment, decree, writ or process may be subsequently modified or vacated or otherwise determined to have been without legal force or effect.

(c) The Depositary shall not be liable for any action taken or omitted or for any loss or injury resulting from its actions or its performance or lack of performance of its duties hereunder in the absence of gross negligence or willful misconduct on its part.

(d) If any fees, expenses or costs are incurred by the Depositary or its counsel and the Depositary is entitled to payment and/or reimbursement under Section 6 of this Agreement and such amounts are not paid when due, the Depositary may reimburse itself therefor from any cash held in the Deposit and may sell, liquidate, convey or otherwise dispose of any investment in respect of the Deposit for such purpose, provided that the Depositary shall notify the Purchaser and the Sellers in writing at least 20 Business Days prior to effectuating any such sale, liquidation, conveyance or disposition and the Purchaser and the Sellers shall have the right during such 20 Business Days to cure any such past due payment obligations. Subject to the foregoing sentence, the Depositary may in its sole discretion, acting in good faith, withhold from any distribution of any interest earned in respect of the cash Proceeds an amount it believes would, upon sale or liquidation, produce proceeds equal to any unpaid amounts to which the Depositary is entitled to hereunder.

(e) As security for the due and punctual performance of any and all of the Sellers’ and the Purchaser’s obligations to the Depositary hereunder, now or hereafter arising, the Sellers and the Purchaser hereby pledge, assign and grant to the Depositary a continuing security interest in, and a lien on, the Deposit and the Proceeds. The security interest of the Depositary shall at all times be valid, perfected and enforceable by the Depositary against the Sellers and the Purchaser and all third parties in accordance with the terms of this Agreement; provided, however, that the Depositary hereby acknowledges Purchaser’s security interest in the Deposit and the Proceeds pursuant to the Pledge and Security Agreement, dated as of the same date hereof, by and among the Sellers and the Purchaser and that the Depositary is to hold the Deposit and the Proceeds for the benefit of the Purchaser, as gratuitous bailee. The Purchaser intends to file UCC financing statements with respect to the Deposit and the Proceeds.

(f) The Depositary may consult with outside legal counsel of its own choosing as to any matter relating to this Agreement, and the Depositary shall not incur any liability in acting in good faith in accordance with any advice from such counsel.

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(g) The Depositary shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Depositary (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility), except to the extent caused by the Depositary’s gross negligence or willful misconduct.

(h) The Depositary shall be entitled to conclusively rely upon any order, judgment, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity or the service thereof. The Depositary may act in conclusive reliance upon any instrument or signature believed by it to be genuine and may assume that any person purporting to give receipt or advice to make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so.

(i) In the event of any ambiguity or uncertainty hereunder or in any notice, instruction or other communication received by the Depositary hereunder, the Depositary may, in its sole discretion, refrain from taking any action other than to retain possession of the Deposit, unless the Depositary receives written instructions, signed by the Purchaser and the Sellers which eliminates such ambiguity or uncertainty.

(j) The Depositary does not have any interest in the Deposit deposited hereunder but is serving as escrow holder only and having only possession thereof. Any payments of income from the Deposit shall be subject to withholding regulations then in force with respect to United States taxes. The parties hereto agree that the Purchaser shall be treated as the owner of the Deposit Account. The Purchaser will provide the Depositary with appropriate W-9 forms for tax identification number certifications, or W-8 forms for non-resident alien certifications. It is understood that the Depositary shall be responsible for income reporting only with respect to income earned on the Deposit and will not be responsible for any other reporting.

(k) The Depositary shall provide to the Purchaser (with a copy to the Sellers for their information only) monthly statements identifying transactions, transfers or holdings of Deposit and each such statement shall be deemed to be correct and final upon receipt thereof by the Purchaser unless the Depositary is notified in writing by the Purchaser (with a copy to the Sellers for their information only) to the contrary within thirty (30) Business Days of the date of such statement.

Section 10. Miscellaneous. (a) This Agreement embodies the entire agreement and understanding among the parties relating to the subject matter hereof.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to the principles of conflict of laws.

(b) Each of the parties hereto hereby irrevocably consents to the jurisdiction of the courts of the State of New York and of any Federal Court located in the Borough of Manhattan in such State in connection with any action, suit or other proceeding arising out of or relating to this Agreement or any action taken or omitted hereunder, and waives any claim of forum non conveniens and any objections as to laying of venue. Each party further waives personal service of any summons, complaint or other process and agrees that service thereof may be made by certified or registered mail directed to such person at such person's address for purposes of notices hereunder.

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(c) All notices and other communications under this Agreement shall be in writing in English and shall be deemed given when delivered personally, on the next Business Day after delivery by a recognized overnight courier or first class mail (postage prepaid), or when sent by facsimile or email (via portable document format (*.pdf), (which facsimile or *.pdf copy shall be followed, in the case of notices or other communications sent to the Depositary, by delivery of the original) when the sender receives a written fax or email confirmation thereof, at the following addresses (or to such other address as a party may have specified by notice given to the other parties pursuant to this provision):

(1) if to Sellers, addressed as follows:

Harbinger Capital Partners Master Fund I, Ltd.
Global Opportunities Breakaway Ltd.
Harbinger Capital Partners Special Situations Fund, L.P.
450 Park Avenue
30th Floor
New York, NY 10022
Attention:	Chief Financial Officer; Legal Department
Email:	khladek@harbingercapital.com; Compliance@harbingercapital.com
Facsimile:	(212) 658-9311

with copies (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-10236
Attention:	Jeffrey D. Marell
Email:	jmarell@paulweiss.com
Facsimile:	(212) 492-0105

(2) if to Purchaser, to:

Leucadia National Corporation
520 Madison Avenue
New York, NY 10022
Attention:	General Counsel
Email:	Msharp@jefferies.com

with copies (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention:	Andrea A. Bernstein Matthew J. Gilroy
Email:	andrea.bernstein@weil.com matthew.gilroy@weil.com
Facsimile:	(212) 310-8007

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(3) If to the Depositary, to:

Jefferies LLC
520 Madison Avenue
New York, New York 10022
Facsimile:	(646) 786-5900
Attention:	Manager, Escrow Team

(d) The headings of the Sections of this Agreement have been inserted for convenience and shall not modify, define, limit or expand the express provisions of this Agreement.

(e) This Agreement and the rights and obligations hereunder of parties hereto may not be assigned except with the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of each party's respective successors and permitted assigns. Except as expressly provided herein, no other person shall acquire or have any rights under or by virtue of this Agreement. This Agreement is intended to be for the sole benefit of the parties hereto, and (subject to the provisions of this Section 10(e)) their respective successors and assigns, and none of the provisions of this Agreement are intended to be, nor shall they be construed to be, for the benefit of any third person.

(f) This Agreement may not be amended, supplemented or otherwise modified without the prior written consent of the parties hereto.

(g) The rights and remedies conferred upon the parties hereto shall be cumulative, and the exercise or waiver of any such right or remedy shall not preclude or inhibit the exercise of any additional rights or remedies. The waiver of any right or remedy hereunder shall not preclude the subsequent exercise of such right or remedy.

(h) The Purchaser and the Sellers each hereby severally represent and warrant (i) that this Agreement has been duly authorized, executed and delivered on each of their behalf and constitutes their respective legal, valid and binding obligations and (ii) that their respective execution, delivery and performance of this Agreement does not and will not violate any applicable law or regulation.

(i) The invalidity, illegality or unenforceability of any provision of this Agreement shall in no way affect the validity, legality or enforceability of any other provision; and if any provision is held to be unenforceable as a matter of law, the other provisions shall not be affected thereby and shall remain in full force and effect.

(j) No printed or other material in any language, including prospectuses, notices, reports, and promotional material which mentions “Jefferies LLC” or any of their respective affiliates by name or the rights, powers, or duties of the Depositary under this Agreement shall be issued by any other parties hereto, or on such party’s behalf, without the prior written consent of the Depositary.

(k) For purposes of this Agreement, "Business Day" shall mean any day that is not a Saturday or Sunday or a day on which banks are required or permitted by law or executive order to be closed in the City of New York.

(l) For purposes of sending and receiving instructions or directions hereunder, all such instructions or directions shall be, and the Depositary may conclusively rely upon such instructions or directions, delivered, and executed by representatives of the Purchaser and the Sellers designated on Schedule I attached hereto and made a part hereof (each such representative, an "Authorized Person")

7

 which such designation shall include specimen signatures of such representatives, as such Schedule I may be updated from time to time.

(n) The parties hereto acknowledge that in order to help the United States government fight the funding of terrorism and money laundering activities, pursuant to Federal regulations that became effective on October 1, 2003 (Section 326 of the USA PATRIOT Act) all financial institutions are required to obtain, verify, record and update information that identifies each person establishing a relationship or opening an account. The parties to this Agreement agree that they will provide to the Depositary such information as it may request, from time to time, in order for the Depositary to satisfy the requirements of the USA PATRIOT Act, including but not limited to the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account and may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.

[Signature Pages Follow.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

LEUCADIA NATIONAL CORPORATION

By:
Name:
Title:

[Signature Page to Cash and Securities Deposit Agreement]

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By: Harbinger Capital Partners, LLC, its investment manager

By:
Name:
Title:

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By: Harbinger Capital Partners II, LP, its investment manager

By:
Name:
Title:

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By: Harbinger Capital Partners Special Situations GP, LLC, its general partner

By:
Name:
Title:

[Signature Page to Cash and Securities Deposit Agreement]

JEFFERIES LLC, as Depositary

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Cash and Securities Deposit Agreement]

Schedule I

Purchaser Authorized Representatives

Name	Title	Specimen Signature

Sellers Authorized Representatives

Name	Title	Specimen Signature

EXHIBIT A

[ON PURCHASER LETTERHEAD]

Form of Deposit Release Notice

[DATE]

Jefferies LLC
520 Madison Avenue
New York, New York 10022
Facsimile: (646) 786-5900
Attention: Manager, Escrow Team

Re: CASH AND SECURITIES DEPOSIT AGREEMENT, dated as of March [__], 2014, (the "Agreement") by and among Harbinger Capital Partners Master Fund I, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (the “Master Fund”), Global Opportunities Breakaway Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Global Fund”), Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (together with the Master Fund and Global Fund, the “Sellers,” and each a “Seller”), Leucadia National Corporation, a New York corporation (the “Purchaser”), and Jefferies LLC, a Delaware limited liability company, as Depositary (the "Depositary").

Dear Manager, Escrow Team;

You are hereby instructed to deliver [$ ] [specify securities] to the extent currently available in the Deposit Account related to the captioned agreement, to the following recipient in accordance with the following transfer instructions:

[Insert recipient name and transfer instructions]

Sincerely;

________________________________
Name:
Title:

EXHIBIT B

Fee Schedule.

None.

EXHIBIT D

Form of Exchange Agreement

See attached.

AGREED FORM

EXCHANGE AGREEMENT

by and among

Harbinger Capital Partners Master Fund I, Ltd.,

Global Opportunities Breakaway Ltd.,

Harbinger Capital Partners Special Situations Fund, L.P.

and

Leucadia National Corporation

March [__], 2014

EXCHANGE AGREEMENT

EXCHANGE AGREEMENT (this “Agreement”), dated March [__], 2014, by and among Harbinger Capital Partners Master Fund I, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (the “Master Fund”), Global Opportunities Breakaway Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Global Fund” ), Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (the “Special Situations Fund” together with the Master Fund and Global Fund, the “Sellers,” and each a “Seller”), and Leucadia National Corporation, a New York Corporation (or, at its designation but subject to compliance with the terms and conditions of Section 11.9 of the Purchase Agreement (as defined below), one or more of its direct or indirect wholly-owned Subsidiaries, the “Purchaser”). Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

WHEREAS, the Purchaser and the Sellers entered into that certain Preferred Securities Purchase Agreement, dated as of March 18, 2014 (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Purchase Agreement”), pursuant to which the Purchaser acquired the Preferred Securities from the Sellers, subject to the terms and conditions contained therein;

WHERES, pursuant to the terms of the Purchase Agreement and the Escrow Agreement, the Sellers delivered to and deposited with the Escrow Agent one or more certificates (or, at such Sellers’ option, through delivery by electronic book entry form) representing the Company Shares; and

WHEREAS, the Purchaser and the Sellers desire to enter into this Agreement to provide for the exchange of the Preferred Securities for Company Shares and/or cash, subject to the terms and conditions set forth in this Agreement and in the Purchase Agreement.

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the parties hereto agree as follows:

1. The Exchange. Subject to the terms and conditions set forth in this Agreement and compliance with applicable law, the Purchaser shall have the right from time to time (including on one or more occasions) to exchange all or a portion of the MF Preferred Securities with the Master Fund, all or a portion of the GOB Preferred Securities with Global Fund and all or a portion of the SSF Preferred Securities with the Special Situations Fund (each, an “Exchange”) for:

(a) Company Shares on a one-for-one basis (subject to adjustment pursuant to Section 3) (the “Securities Exchange Ratio”), plus all dividends issued or other distributions made or other consideration received (whether in cash, assets, stock or any other type) in respect of such Company Shares on or after the date of this Agreement, and any and all interest earned or accrued in respect thereof (the “Proceeds”) to the extent not previously distributed to the Purchaser in accordance with Section 5 and the Escrow Agreement (such exchange, the “Securities Exchange”); or

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(b) the gross proceeds (net of any and all underwriting commissions paid to Jefferies LLC and any other fees and expenses incurred in connection with such Exchange not paid by the Company under the Registration Rights Agreement, and subject to Section 6(e)) resulting from the sale, transfer or other disposition (conducted in accordance with Section 4) of the number of Company Shares determined using the Securities Exchange Ratio (subject to adjustment pursuant to Section 3) (collectively, the “Securities Disposition”), plus all Proceeds received in respect of such Company Shares prior to the date of the Securities Disposition to the extent not previously distributed to the Purchaser in accordance with Section 5 and the Escrow Agreement (such exchange, the “Cash Exchange”); provided, however, that notwithstanding the foregoing or anything to the contrary herein, each Securities Disposition and any Cash Exchange shall be subject to and conditioned upon any limitations or other restrictions applicable to the Purchaser under the Registration Rights Agreement and compliance with applicable law.
For the avoidance of doubt, the Purchaser may elect to effectuate the Securities Exchange in respect of one portion of the Preferred Securities and elect to effectuate the Cash Exchange in respect of another portion of the Preferred Securities, in each case on one or more occasions; provided, however, that notwithstanding the foregoing or anything to the contrary herein or in any other Ancillary Agreement, but subject to Section 2(a), the Purchaser shall have the obligation promptly upon receipt of all approvals necessary from the applicable insurance regulators for the Purchaser to hold the Company Shares to consummate a Securities Exchange for all of the MF Preferred Securities with the Master Fund, all of the GOB Preferred Securities with Global Fund and all of the SSF Preferred Securities with the Special Situations Fund, in each case to the extent not previously exchanged in accordance with this Agreement and the Escrow Agreement.

2. The Exchange Closing.

(a) The closing of any Exchange (an “Exchange Closing”) shall take place at the offices of Leucadia National Corporation, 520 Madison Avenue, New York, New York 10022 following the delivery by the Purchaser to the Sellers of written notice of its election to consummate an Exchange (an “Exchange Notice”) at such time and date as set forth in the Exchange Notice (or if not specified in the Exchange Notice, four Business Days after the date such Exchange Notice is delivered); provided, that the Purchaser shall not be entitled to deliver an Exchange Notice in respect of a Securities Exchange unless and until it has received all approvals necessary from the applicable insurance regulators for the Purchaser to hold such Company Shares. Notwithstanding the foregoing or anything to the contrary herein or in the Purchase Agreement or any Ancillary Agreement, the Purchaser shall not be entitled to deliver an Exchange Notice in respect of a Securities Exchange to the extent such Securities Exchange would result in the Purchaser having (as a result of its Beneficial Ownership over Company Shares following such Securities Exchange) the right to control 35% or more of the total voting rights of all issued and outstanding voting securities of the Company (for the avoidance of doubt, taking into account any voting limitations in respect of the outstanding Preferred Stock); provided, however, that upon receipt of all approvals necessary from the applicable insurance regulators for the Purchaser to hold the Company Shares, the Purchaser shall deliver an Exchange Notice in respect of a Securities Exchange up to just under such 35% ownership limitation and an Exchange Notice in respect of a Cash Exchange for the balance of the Preferred Securities to be exchanged in excess of such 35% ownership limitation. Each Exchange Notice

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shall set forth the type of Exchange(s) to be consummated and identify the Preferred Securities that will be subject to the Exchange. In connection with and in advance of any Exchange Closing, the Purchaser shall deliver a Deposit Release Notice (as defined in the Escrow Agreement) to the Escrow Agent to release the applicable certificates (or through delivery by electronic book entry form) representing the Company Shares and the Proceeds, in each case, required to be delivered to the Purchaser as set forth on the applicable Exchange Notice in connection with such Exchange under Sections 2(b) and 2(c), as applicable.

(b) At an Exchange Closing in respect of a Securities Exchange:

(i) Pursuant to a Deposit Release Notice (as defined in the Escrow Agreement), the following shall be delivered by the Escrow Agent to the Purchaser: (x) the certificates (or through delivery by electronic book entry form) representing the Company Shares and the Proceeds, in each case, required to be delivered to the Purchaser in connection with such Exchange as set forth on the applicable Exchange Notice and (y) duly executed instruments of transfer or assignment in respect of such Company Shares, conveying all right, title and interest to and in such Company Shares, free and clear of all liens; and

(ii) Purchaser shall deliver to each applicable Seller the certificates representing the Preferred Securities required to be delivered to such Seller in connection with such Exchange as set forth on the applicable Exchange Notice, along with a duly executed instrument of transfer or assignment in respect of such Preferred Securities conveying all right, title and interest to and in the Preferred Securities to such Seller, free and clear of all liens.

(c) At an Exchange Closing in respect of a Cash Exchange:

(i) the gross proceeds (net of any and all underwriting commissions paid to Jefferies LLC and any other fees and expenses incurred in connection with such Exchange not paid by the Company under the Registration Rights Agreement, and subject to Section 6(e)) resulting from the Securities Disposition of the applicable Company Shares consummated in accordance with Section 4, plus all Proceeds received in respect of such Company Shares prior to the date of the Securities Disposition to the extent not previously distributed to the Purchaser prior to the Exchange Closing in accordance with the Escrow Agreement shall be delivered to the Purchaser; and

(ii) Purchaser shall deliver to each applicable Seller the certificates representing the Preferred Securities required to be delivered to such Seller in connection with such Exchange as set forth on the applicable Exchange Notice, along with a duly executed instrument of transfer or assignment in respect of such Preferred Securities conveying all right, title and interest to and in the Preferred Securities to such Seller, free and clear of all liens.

3. Adjustments. If between the Closing under the Purchase Agreement and the termination of this Agreement, the outstanding shares of Common Stock of shall have been changed into a different number of shares or a different class, solely by reason of any stock dividend, reclassification, recapitalization, split, reverse split, combination, exchange or

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readjustment of shares or any stock dividend or stock distribution with a record date during such period or any other similar transaction, the Securities Exchange Ratio shall be correspondingly adjusted, if necessary, to reflect such change and all such other adjustments and changes shall be made to provide to the Sellers with the same economic effect as contemplated by this Agreement and the Purchase Agreement prior to such action.

4. Procedures for Consummating a Securities Disposition; Cooperation.

(a) The parties hereby agree that Jefferies LLC shall act as lead underwriter in connection with any Securities Disposition required to be consummated pursuant to this Agreement (whether in the form of a registered offering or an unregistered sale exempt from registration requirements under the Securities Act) and Jefferies LLC shall be entitled to receive customary fees and expense reimbursement in connection therewith. The Purchaser shall in consultation with Jefferies LLC direct, in its sole discretion, the timing and implementation of any such Securities Disposition, in each case subject to any restrictions or limitations set forth in the Registration Rights Agreement and compliance with applicable law.

(b) Upon the terms and subject to the conditions set forth in this Agreement, without limiting the obligations set forth in Section 5.2 of the Purchase Agreement (but without duplication in respect thereof), the Purchaser and each of the Sellers shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective, in an expeditious manner, the transactions contemplated by this Agreement, including doing all things reasonably necessary to effect a Securities Exchange and a Cash Exchange (including, consummating the Securities Disposition related thereto), in each case, as reasonably requested by the Purchaser and using commercially reasonable efforts to: (i) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and make all necessary registrations, declarations and filings with Governmental Entities in order to consummate an Exchange (including, in respect of filings required to be made by the Purchaser with insurance regulators in order to effectuate the Exchange under applicable Law); and (ii) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Further, the Sellers shall use commercially reasonable efforts to cause the Company and its Subsidiaries to support, and not oppose, any application, form or other filing made by the Purchaser with insurance regulators in connection with the consummation of the transactions contemplated by this Agreement.

(c) Upon the terms and subject to the conditions set forth in this Agreement, without limiting the obligations set forth in Section 5.2 of the Purchase Agreement (but without duplication in respect thereof), each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be reasonably necessary to effectuate the transactions contemplated by this Agreement, in each case subject to the terms and conditions hereof and compliance with applicable Law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms hereof.

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5. Treatment of Dividends, Distributions and other Payments by the Company. The Sellers acknowledge and agree that from and after the Closing until the termination of this Agreement the Purchaser shall have all right, title and interest in and to any Proceeds paid or received in respect of the Company Shares (except from and after the date of a Securities Disposition in respect of any such Company Shares), and the Purchaser shall have the right to cause the Escrow Agent to release any such Proceeds at any time (i.e., the Purchaser does not need to wait for an Exchange Closing). The Sellers covenant and agree to promptly deliver any Proceeds paid or received in respect of the Company Shares to the Escrow Agent.

6. Miscellaneous Provisions

(a) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(b) Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(i) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(ii) Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding brought by any party hereto against arising out of or based upon this Agreement may be instituted in any United States federal court or New York State court located in the Borough of Manhattan in The City of New York (a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of a New York Court in any such suit, action or proceeding.
(iii) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY SELLER OR THE PURCHASER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

(c) Specific Performance. The parties hereto agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that irreparable damages for which money damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to seek an injunction, specific

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performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, this being in addition to any other remedy to which they are entitled, at law or in equity; and the parties hereto further agree to waive any requirement for the securing or posting of any bond or other security in connection with the obtaining of any such injunctive or other equitable relief. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(d) Delays or Omissions; Waiver. No delay or omission to exercise any right, power, or remedy accruing to a party upon any breach or default of another party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement. Any agreement on the part of a party or parties hereto to any waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

(e) Fees and Expenses. All costs and expenses (including fees and disbursements of legal counsel and advisors) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses, other than such out-of-pocket fees and expenses incurred by the Sellers in connection with the consummation of a Cash Exchange and not otherwise paid by the Company pursuant to the Registration Rights Agreement, which shall be for the account of and paid by the Purchaser.

(f) Assignment. None of the parties may assign its rights or obligations under this Agreement without the prior written consent of the other parties, provided, however, that the Purchaser may assign its right and obligations hereunder to an Affiliate of the Purchaser without the prior written consent of any Seller; provided, further, that as a condition precedent to such assignment (x) any such Affiliate shall assume, on a several and not joint basis, all then continuing obligations of the Purchaser hereunder pursuant to a written agreement reasonably acceptable to the Sellers, and (y) no assignment and assumption shall relieve the Purchaser from any liability hereunder; provided, further, that any assignment to an Affiliate shall only be effective for so long as such Person remains an Affiliate of the Purchaser and the rights assigned to such Person shall cease to be of further force and effect when such Person ceases to be an Affiliate of the Purchaser. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and permitted assigns. Any purported assignment other than in compliance with the terms hereof shall be void ab initio.

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(g) No Third Party Beneficiaries. This Agreement does not create any rights, claims or benefits inuring to any Person that is not a party hereto nor create or establish any third party beneficiary hereto.

(h) Counterparts. This Agreement may be executed and delivered (including by facsimile or electronic transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed an original, but all of which taken together shall constitute a single instrument.

(i) Amendments. No modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Sellers, on the one hand, and the Purchaser, on the other hand.

(j) Nature of Sellers’ Obligations and Rights. The obligations of each Seller under this Agreement are several (in proportion to the number of Company Shares delivered to the Escrow Agent by such Seller on the date hereof) and not joint with the obligations of any other Seller, and no Seller shall be responsible in any way for the performance of the obligations of any other Seller under this Agreement. Nothing contained herein, and no action taken by any Seller pursuant hereto, shall be deemed to constitute the Sellers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Sellers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. Each Seller confirms that it has independently participated in the negotiation of the transactions contemplated hereby and has been represented by separate counsel. All rights, powers and remedies provided to the Sellers under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative or exclusive, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other rights, powers or remedies by such party or any other party.

(k) No Personal Liability of Directors, Officers, Owners, Etc.. No director, officer, employee, incorporator, shareholder, managing member, member, general partner, limited partner, principal or other agent of any of the named parties hereto shall have any liability for any obligations of such party under this Agreement or for any claim based on, in respect of, or by reason of, the obligations of such party, under this Agreement. The Purchaser and the Sellers each hereby waive and release all such liability. This waiver and release is a material inducement to each party’s entry into this Agreement.

[Signature Pages Follow.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Harbinger Capital Partners Master Fund I, Ltd.

By: Harbinger Capital Partners, LLC, its investment manager

By:
Name:
Title:

Global Opportunities Breakaway Ltd.
By: Harbinger Capital Partners II, LP, its investment manager

By:
Name:
Title:

Harbinger Capital Partners Special Situations Fund, L.P.

By: Harbinger Capital Partners Special Situations GP, LLC, its general partner

By:
Name:
Title:

Signature Page to Exchange Agreement

Leucadia National Corporation

By:
Name:
Title:

Signature Page to Exchange Agreement

EXHIBIT E

Form of Pledge Agreement

See attached.

AGREED FORM

FORM OF
PLEDGE AND SECURITY AGREEMENT

PLEDGE AND SECURITY AGREEMENT dated March [__], 2014 (this “Agreement”) made by among HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability, GLOBAL OPPORTUNITIES BREAKAWAY LTD., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability, HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P., a Delaware limited partnership (each, a “Pledgor” and, together, the “Pledgors”), and JEFFERIES LLC, a Delaware limited liability company (solely with respect to Section 6 hereof, the “Escrow Agent”) in favor of and for the benefit of LEUCADIA NATIONAL CORPORATION, a New York Corporation (the “Secured Party”).

PRELIMINARY STATEMENTS.

(1) The Pledgors and the Secured Party have entered into a Preferred Securities Purchase Agreement, dated as of March 18, 2014 (said agreement, as it may hereafter be amended, restated, amended and restated, supplemented or otherwise modified from time to time, being the “Purchase Agreement”).

(2) Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement. Further, unless otherwise defined in this Agreement or the Purchase Agreement, terms defined in Article 8 or 9 of the UCC (as defined below) are used in this Agreement as such terms are defined in such Article 8 or 9. “UCC” means the Uniform Commercial Code as in effect from time to time in the State of Delaware or the District of Columbia, as applicable with respect to the perfection or the effect of perfection or non-perfection or the priority of the security interest in any Collateral; provided that, if perfection or the effect of perfection or non-perfection or the priority of the security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of Delaware or the District of Columbia, then “UCC” means the Uniform Commercial Code as in effect from time to time in such jurisdiction.

(3) Each Pledgor is the record and legal owner of the Company Shares of Harbinger Group Inc. (the “Company”) set forth in Schedule I hereto (as adjusted pursuant to the Purchase Agreement).

(4) The Pledgors have delivered their respective Company Shares to the Escrow Agent pursuant to and in accordance with the Purchase Agreement.

(5) In connection with the Purchase Agreement, the Pledgors have agreed to grant the security interest contemplated by this Agreement.

NOW, THEREFORE, in consideration of the premises and in order to induce the Secured Party to pay the Preferred Security Purchase Price under the Purchase Agreement, each Pledgor hereby agrees with the Secured Party as follows:

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Section 1. Grant of Security. Each Pledgor hereby grants to the Secured Party, a security interest in such Pledgor’s right, title and interest in and to the following, whether now owned or hereafter acquired by such Pledgor, wherever located, and whether now or hereafter existing or arising, (collectively, the “Collateral”):

(a) the Company Shares and the certificates (or electronic book entry form) representing the Company Shares (which, for the avoidance of doubt, are being held by the Escrow Agent in accordance with the Escrow Agreement), and all interest, dividends and other distributions in respect of the Company Shares;

(b) any and all proceeds resulting from the sale or disposition of the Company Shares.

Section 2. Security for Obligations. This Agreement secures, in the case of each Pledgor, the obligations of such Pledgor with respect to consummating each Exchange (the “Secured Obligations”).

Section 3. Voting Rights Dividends; Etc.

(a) So long as no Event of Default (as defined herein) shall have occurred and be continuing, each Pledgor shall be entitled to exercise or refrain from exercising any and all voting and other consensual rights pertaining to the Collateral of such Pledgor or any part thereof for any purpose, subject to Section 5.1(a) of the Purchase Agreement. For the avoidance of doubt, all cash or stock dividends and other distributions paid in respect of the Collateral received by any Pledgor shall be delivered by such Pledgor to the Escrow Agent to be held by the Escrow Agent in accordance with the Escrow Agreement.

(b) Upon the occurrence and during the continuation of an Event of Default, all rights of each Pledgor to exercise or refrain from exercising the voting and other consensual rights that it would otherwise be entitled to exercise pursuant to Section 3(a) shall, upon written notice to such Pledgor by the Secured Party shall automatically cease, and all such rights shall thereupon become vested in the Secured Party, which shall thereupon have the sole right to, subject to applicable Law, exercise or refrain from exercising such voting and other consensual rights.

An “Event of Default” shall mean, with respect to a Pledgor, an uncured material breach (for which notice has been given) by such Pledgor of the Purchase Agreement, the Ancillary Agreements or any other agreement between the Pledgors and the Secured Party in connection with the transactions contemplated by the Purchase Agreement.

Section 4. Remedies.

(a) If any Event of Default shall have occurred and be continuing with respect to a Pledgor, the Secured Party may exercise in respect of such Pledgor’s Collateral, in addition to all other rights and remedies provided for herein or otherwise available to it, but subject to any required insurance regulatory approvals, all the rights and remedies of a secured party on default under the UCC (whether or not the UCC applies to the affected Collateral), and the Secured Party may also in its sole discretion, without notice except as specified below, but subject to any

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required insurance regulatory approvals, sell such Pledgor’s Collateral or any part thereof in one or more parcels at public or private sale, at any exchange or broker’s board or at any of the Secured Party’s offices or elsewhere, for cash, on credit or for future delivery, at such time or times and at such price or prices and upon such other terms as the Secured Party may deem commercially reasonable, irrespective of the impact of any such sales on the market price of such Pledgor’s Collateral. Each purchaser at any such sale shall hold the property sold absolutely free from any claim or right on the part of such Pledgor, and each Pledgor hereby waives (to the extent permitted by applicable Law) all rights of redemption, stay and/or appraisal which it now has or may at any time in the future have under any rule of Law or statute now existing or hereafter enacted. Each Pledgor agrees that, to the extent notice of sale shall be required by Law, at least ten days’ notice to the relevant Pledgor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Secured Party shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

(b) If any Event of Default shall have occurred and be continuing with respect to a Pledgor, and the Secured Party shall determine to exercise its right to sell all or any of such Pledgor’s Collateral, such Pledgor agrees that, upon request of the Secured Party (which request may be made by the Secured Party in its sole discretion), it will, at its own expense:

(i) execute and deliver, and enforce its rights under the Registration Rights Agreement to cause the Company and the directors and officers thereof to execute and deliver, all such instruments and documents, and do or cause to be done all such other acts and things, as may be necessary or, in the opinion of the Secured Party, advisable to register such Collateral under the provisions of the Securities Act and to cause the registration statement relating thereto to become effective and to remain effective for such period as prospectuses are required by Law to be furnished, and to make all amendments and supplements thereto and to the related prospectus which, in the opinion of the Secured Party, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the Securities and Exchange Commission applicable thereto;

(ii) use commercially reasonable efforts to qualify the Collateral under all applicable state securities or “Blue Sky” laws and to obtain all necessary governmental approvals for the sale of the Collateral, as requested by the Secured Party;

(iii) do or cause to be done all such other acts and things as may be necessary to make such sale of the Collateral or any part thereof valid and binding and in compliance with applicable Law; and

(iv) bear all costs and expenses, including reasonable out-of-pocket attorneys’ fees, of carrying out its obligations under this Section 4.

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The Pledgors further agree that a breach of any of the covenants contained in Section 4 will cause irreparable injury to the Secured Party, that the Secured Party has no adequate remedy at Law in respect of such breach and, as a consequence, that each and every covenant contained in Section 4 shall be specifically enforceable against each of the Pledgors, and each Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants except for a defense that no Event of Default with respect to such Pledgor has occurred.

Section 5. Delivery of Pledged Collateral. All certificates or instruments (including electronic book entry form) representing or evidencing the Collateral shall be delivered to the Escrow Agent pursuant to, and in accordance with, the Purchase Agreement and Escrow Agreement and held on behalf of the Secured Party pursuant hereto and shall be in suitable form for transfer by delivery or, as applicable, shall be accompanied by each Pledgor’s applicable endorsement, where necessary, or duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Secured Party. Upon the occurrence and during the continuation of an Event of Default (as defined in Section 4), the Secured Party shall have the right, without notice to any of the Pledgors but subject to compliance with applicable law, to transfer to or to register in the name of the Secured Party or any of its nominees any or all of the Collateral. In addition, Secured Party shall have the right at any time to exchange certificates or instruments (including electronic book entry form) representing or evidencing the Collateral for certificates or instruments (including electronic book entry form) of smaller or larger denominations.

Section 6. Perfection. Upon the filing of a UCC financing statement naming each Pledgor as “debtor”, naming Secured Party as “secured party” and describing the Collateral in the District of Columbia and the State of Delaware (as applicable), the security interests in the Collateral granted to Secured Party will constitute perfected security interests therein prior to all other Liens (subject to any rights in the Collateral of the Escrow Agent under Section 9(e) of the Escrow Agreement) securing the Secured Obligations. The Escrow Agent hereby acknowledges the Secured Party’s security interest in the Collateral and that the Escrow Agent is to hold the Collateral for the benefit of the Secured Party, as gratuitous bailee.

Section 7. Release; Termination. Upon the consummation of an Exchange or termination of the Exchange Agreement, the security interest in the Collateral subject to such Exchange shall be automatically released.

Section 8. Conflicts and Inconsistency. In the event of any conflict or inconsistency between the provisions hereunder and the provisions of the Purchase Agreement or Escrow Agreement, then, notwithstanding anything contained in this Agreement, such provisions contained in either the Purchase Agreement or Escrow Agreement will prevail and the provisions of this Agreement will be deemed to be amended to the extent necessary to eliminate such conflict or inconsistency.

Section 9. Severability. To the extent permitted by Law, if any court of a competent jurisdiction from which no appeal exists or is taken, determines any provision of the Agreement to be illegal, invalid or unenforceable, that provision will severed from this Agreement and the remaining provisions will remain in full force and effect.

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Section 10. Execution in Counterparts. This Agreement may be executed in any number of counterparts (and by different parties hereto on different counterparts), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier or other electronic transmission (including .pdf, .tif or other similar electronic format) shall be effective as delivery of an original executed counterpart of this Agreement.

Section 11. Governing Law. (a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Law thereof. Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding brought by any party hereto against arising out of or based upon this Agreement may be instituted in any United States federal court or New York State court located in the Borough of Manhattan in The City of New York (a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of a New York Court in any such suit, action or proceeding.

Section 12. Nature of Seller’s Obligations and Rights. The obligations of each Seller under this Agreement are several (in proportion to the number of Company Shares being delivered to the Escrow Agent by such Seller) and not joint with the obligations of any other Seller, and no Seller shall be responsible in any way for the performance of the obligations of any other Seller under this Agreement or any other Ancillary Agreement.

Section 13. No Personal Liability of Directors, Officers, Owners, Etc. No director, officer, employee, incorporator, shareholder, managing member, member, general partner, limited partner, principal or other agent of any of the named parties hereto shall have any liability for any obligations of such party under this Agreement or for any claim based on, in respect of, or by reason of, the obligations of such party, under this Agreement. The parties hereto each hereby waive and release all such liability. This waiver and release is a material inducement to each party’s entry into this Agreement.

[Signature Pages to Follow.]

5

IN WITNESS WHEREOF, each of the Pledgors and the Secured Party have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

Harbinger Capital Partners Master Fund I, Ltd.

By: Harbinger Capital Partners, LLC, its investment manager

By:
Name:
Title:

Global Opportunities Breakaway Ltd.
By: Harbinger Capital Partners II, LP, its investment manager

By:
Name:
Title:

Harbinger Capital Partners Special Situations Fund, L.P.

By: Harbinger Capital Partners Special Situations GP, LLC, its general partner

By:
Name:
Title:

[Signature Page to the Pledge Agreement]

Leucadia National Corporation

By:
Name:
Title:

[Signature Page to the Pledge Agreement]

ACKNOWLEDGED AND AGREED, solely with respect to Section 6: Jefferies LLC

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to the Pledge Agreement]

Schedule I to the
Pledge and Security Agreement
COMPANY SHARES

Pledgor	Shares
Harbinger Capital Partners Master Fund I, Ltd.	14,658,345
Global Opportunities Breakaway Ltd.	3,258,376
Harbinger Capital Partners Special Situations Fund, L.P..	5,083,279
TOTAL:	23,000,000

EXHIBIT F

Form of Power of Attorney

See attached.

AGREED FORM

POWER OF ATTORNEY
NEW YORK STATUTORY SHORT FORM

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document. As the “principal,” you give the person whom you choose (your “agent”) authority to spend your money and sell or dispose of your property during your lifetime without telling you. You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest. “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time. If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind. If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you. You may execute a “Health Care Proxy” to do this.

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15. This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not understand, you should ask a lawyer of your own choosing to explain it to you.

DESIGNATION OF AGENT (THIS “POWER OF ATTORNEY”):

[Harbinger Capital Partners Master Fund I, Ltd. / Harbinger Capital Partners Special Situations Fund, L.P./Global Opportunities Breakaway Ltd.]1 (“we” or “us’) hereby designates each of Joseph A. Orlando, Michael J. Sharp, Andrew Whittaker and Joseph S. Steinberg, each of whose business address is c/o Leucadia National Corporation, 520 Madison Avenue, New York, New York 10022, each acting separately, as its agents for the purpose of selling, transferring, re-registering and/or otherwise taking action (collectively, the “Authorized Actions”) with respect to the shares of common stock, par value $0.01 per share, of Harbinger Group Inc. set forth on Exhibit A hereto and defined as the “Company Shares” under the Purchase Agreement (the “Shares”) and in furtherance of the consummation of the transactions contemplated by that certain Preferred Securities Purchase Agreement, dated as of March 18, 2014, by and among Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Global Opportunities Breakaway Ltd., and Leucadia National Corporation (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”). In connection with the foregoing, each agent authorized hereunder shall have authority to take any and all of the Authorized Actions solely to the extent consistent with the terms and conditions of the Purchase Agreement and each other applicable Ancillary Agreement (as defined in the Purchase Agreement) to:

(1) enter into an underwriting agreement with respect to the Shares and perform all obligations thereunder;

(2) give instructions and orders to any such underwriters or any escrow agent or transfer agent for the Shares;

(3) retain legal counsel and receive payment in respect of the Shares; and

(4) effectuate an Exchange under the Purchase Agreement and each applicable Ancillary Agreement thereto.

Notwithstanding the foregoing or any other provision of this Power of Attorney to the contrary, (i) nothing in this Power of Attorney shall create any rights for the benefit of any authorized agent or impose any obligations or liabilities on the undersigned other than those expressly provided for in the Purchase Agreement and each other Ancillary Agreement, and (ii) this Power of Attorney shall terminate forthwith upon the earlier of the termination of the Purchase Agreement and completion of all of the Exchanges under the Exchange Agreement (each as defined in the Purchase Agreement), in each case in accordance with the provisions thereof. Upon any such termination of this Power of Attorney, the authorized agents shall promptly provide written instructions to any third party to which they have given instructions based on the authority granted hereunder to cease and desist from further pursuing any Authorized Action or any other action previously authorized or initiated by or at the behest of such authorized agent pursuant to this Power of Attorney.

_______________________
1 NTD: POA to be broken out in to three separate POAs with one for each Seller.

2

This document shall not revoke any power of attorney previously executed by us for a specific or limited purpose, unless we have specified otherwise herein. It shall not revoke any power executed as part of a contract we signed or for the management of any bank or securities account. In order to revoke a prior power of attorney for a specific or limited purpose, we will execute a revocation specifically referring to the power to be revoked.

This Power of Attorney shall not be revoked by any subsequent power of attorney we may execute, unless such subsequent power specifically provides that it revokes this power by referring to the date of our execution of this document.

Whenever two or more powers of attorney are valid at the same time, the agents appointed on each shall act separately, unless specified differently in the documents.

This Power of Attorney is to be governed by and construed in accordance with the laws of the State of New York, without giving effect to the choice of law rules thereof which might apply the laws of any other jurisdiction.

[Remainder of page intentionally left blank.]

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SIGNATURE AND ACKNOWLEDGMENT:

IN WITNESS WHEREOF, the undersigned, a duly authorized officer of [Harbinger Capital Partners Master Fund I, Ltd. / Harbinger Capital Partners Special Situations Fund, L.P./Global Opportunities Breakaway Ltd.] has hereunto executed this Power of Attorney on March [__], 2014.

[Harbinger Capital Partners Master Fund I, Ltd.

By: Harbinger Capital Partners, LLC, its investment manager

By:
Name:
Title:

Harbinger Capital Partners Special Situations Fund, L.P.

By: Harbinger Capital Partners Special Situations GP, LLC, its general partner

By:
Name:
Title:

Global Opportunities Breakaway Ltd.

By: Harbinger Capital Partners Special Situations GP, LLC, its general partner

By:
Name:
Title: ]

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STATE OF New York            )
) ss.:
COUNTY OF New York       )

On the __________ day of _______________, 2014, before me, the undersigned, a Notary Public in and for said State, personally appeared _______________, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

__________________________________
Notary Public

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IMPORTANT INFORMATION FOR THE AGENT:

When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal. This relationship imposes on you legal responsibilities that continue until you resign or the Power of Attorney is terminated or revoked. You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

(3) keep the principal’s property separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4) keep a record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney. If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest. You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been named in this document, or the principal’s guardian if one has been appointed. If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent:

The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15. If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

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AGENT’S SIGNATURE AND ACKNOWLEDGMENT OF APPOINTMENT:

It is not required that the principal and the agent(s) sign at the same time, nor that multiple agents sign at the same time.

We, Joseph A. Orlando, Michael J. Sharp, Andrew Whittaker and Joseph S. Steinberg have read the foregoing Power of Attorney. We are the persons identified therein as agents for the principal named therein.
We acknowledge our legal responsibilities.

____________________________________ Dated: _________________
Joseph A. Orlando

____________________________________ Dated: _________________
Michael J. Sharp

____________________________________ Dated: _________________
Andrew Whittaker

____________________________________ Dated: _________________
Joseph S. Steinberg

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STATE OF                              )
) ss.:
COUNTY OF                         )

On the __________ day of _______________, 2014, before me, the undersigned, a Notary Public in and for said State, personally appeared Joseph A. Orlando, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her capacity, and that by her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

_________________________________
Notary Public

STATE OF                              )
) ss.:
COUNTY OF                         )

On the __________ day of _______________, 2014, before me, the undersigned, a Notary Public in and for said State, personally appeared Michael J. Sharp, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

_________________________________
Notary Public

STATE OF                              )
) ss.:
COUNTY OF                         )

On the __________ day of _______________, 2014, before me, the undersigned, a Notary Public in and for said State, personally appeared Andrew Whittaker, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

_________________________________
Notary Public

8

STATE OF                              )
) ss.:
COUNTY OF                         )

On the __________ day of _______________, 2014, before me, the undersigned, a Notary Public in and for said State, personally appeared Joseph S. Steinberg, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

_________________________________
Notary Public

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Exhibit A
Company Shares2

Principal	Shares of Common Stock of Harbinger Group Inc.
[Harbinger Capital Partners Master Fund I, Ltd. / Harbinger Capital Partners Special Situations Fund, L.P./Global Opportunities Breakaway Ltd.]	[-]

_________________________________
2 These are the same Shares to be held by the Escrow Agent (as defined in the Purchase Agreement) under the Escrow Agreement (as defined in the Purchase Agreement) and shall be reduced accordingly as the Shares are released from the deposit escrow account.

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EXHIBIT G

Solvency Certificate

See attached.

AGREED FORM

FORM OF SOLVENCY CERTIFICATE

I, Keith Hladek, hereby certify that I am the Chief Financial Officer of each of (i) Harbinger Capital Partners LLC, as investment manager for the Harbinger Capital Partners Master Fund I, Ltd., a Cayman corporation, (ii) Harbinger Capital Partners II LP, as investment manager of Global Opportunities Breakaway Ltd., a Cayman corporation, and (iii) Harbinger Capital Partners Special Situations Fund, GP, LLC, as the general partner of Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (each such entity a “Fund” and together, the “Funds”), and that I am familiar with the properties, businesses, assets, finances and operations of the Funds and I am duly authorized to execute this certificate dated as of March [__], 2014 on behalf of each of the Funds pursuant to Section 6(a)(ii) of that certain Preferred Securities Purchase Agreement, dated as of March 18, 2014 (the “Purchase Agreement”; the terms defined therein, unless otherwise defined herein, being used herein as therein defined), entered into by and among the Funds and Leucadia National Corporation, a New York Corporation (the “Purchaser”).

I further certify, in my capacity as the Chief Financial Officer of each of the Funds and not in any personal capacity, that I am generally familiar with the properties, business and assets of the Funds and have carefully reviewed the Purchase Agreement and the contents of this Certificate and, in connection herewith, have reviewed such other documentation and information and have made such investigation and inquiries as I have deemed necessary and prudent therefor.

I understand that the Purchaser is relying on the truth and accuracy of this Certificate in connection with the transactions contemplated by the Purchase Agreement.

I do hereby further certify, in my capacity as the Chief Financial Officer of the Funds and not in any personal capacity, that:

1. On the date hereof, before and after giving effect to the transactions contemplated by the Purchase Agreement, the fair value of each Fund, on an individual basis, is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Fund individually;

2. On the date hereof, before and after giving effect to the transactions contemplated by the Purchase Agreement, the present fair saleable value of the assets of each Fund, on an individual basis, is not less than the amount that will be required to pay the probable liability of such Fund individually on its debts as they become absolute and matured;

3. On the date hereof, before and after giving effect to the transactions contemplated by the Purchase Agreement, no Fund is engaged in business or a transaction, and no Fund is about to engage in business or a transaction, for which its property would constitute unreasonably small capital;

4. On the date hereof, each Fund, on an individual basis, does not intend to and does not believe that it will incur debts or liabilities that will be beyond its ability to pay such debts and liabilities as they mature; and

5. The amount of contingent liabilities of each Fund at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that would reasonably be expected to become an actual or matured liability.
[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned, in his capacity as the Chief Financial Officer of the Funds and not in his personal capacity, has duly executed this Solvency Certificate as of the date first written above.

HARBINGER CAPITAL PARTNERS LLC
HARBINGER CAPITAL PARTNERS II LP
HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, GP, LLC

By:

Name:	Keith Hladek
Title:	Chief Financial Officer

Exhibit C

EXECUTION VERSION

EXCHANGE AGREEMENT

by and among

Harbinger Capital Partners Master Fund I, Ltd.,

Global Opportunities Breakaway Ltd.,

Harbinger Capital Partners Special Situations Fund, L.P.

and

Leucadia National Corporation

March 21, 2014

EXCHANGE AGREEMENT

EXCHANGE AGREEMENT (this “Agreement”), dated March 21, 2014, by and among Harbinger Capital Partners Master Fund I, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (the “Master Fund”), Global Opportunities Breakaway Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Global Fund” ), Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (the “Special Situations Fund” together with the Master Fund and Global Fund, the “Sellers,” and each a “Seller”), and Leucadia National Corporation, a New York Corporation (or, at its designation but subject to compliance with the terms and conditions of Section 11.9 of the Purchase Agreement (as defined below), one or more of its direct or indirect wholly-owned Subsidiaries, the “Purchaser”).  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

WHEREAS, the Purchaser and the Sellers entered into that certain Preferred Securities Purchase Agreement, dated as of March 18, 2014 (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Purchase Agreement”), pursuant to which the Purchaser acquired the Preferred Securities from the Sellers, subject to the terms and conditions contained therein;

WHERES, pursuant to the terms of the Purchase Agreement and the Escrow Agreement, the Sellers delivered to and deposited with the Escrow Agent one or more certificates (or, at such Sellers’ option, through delivery by electronic book entry form) representing the Company Shares; and

 WHEREAS, the Purchaser and the Sellers desire to enter into this Agreement to provide for the exchange of the Preferred Securities for Company Shares and/or cash, subject to the terms and conditions set forth in this Agreement and in the Purchase Agreement.

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the parties hereto agree as follows:

1.           The Exchange.  Subject to the terms and conditions set forth in this Agreement and compliance with applicable law, the Purchaser shall have the right from time to time (including on one or more occasions) to exchange all or a portion of the MF Preferred Securities with the Master Fund, all or a portion of the GOB Preferred Securities with Global Fund and all or a portion of the SSF Preferred Securities with the Special Situations Fund (each, an “Exchange”) for:

(a)           Company Shares on a one-for-one basis (subject to adjustment pursuant to Section 3) (the “Securities Exchange Ratio”), plus all dividends issued or other distributions made or other consideration received (whether in cash, assets, stock or any other type) in respect of such Company Shares on or after the date of this Agreement, and any and all interest earned or accrued in respect thereof (the “Proceeds”) to the extent not previously distributed to the Purchaser in accordance with Section 5 and the Escrow Agreement (such exchange, the “Securities Exchange”); or

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(b)           the gross proceeds (net of any and all underwriting commissions paid to Jefferies LLC and any other fees and expenses incurred in connection with such Exchange not paid by the Company under the Registration Rights Agreement, and subject to Section 6(e)) resulting from the sale, transfer or other disposition (conducted in accordance with Section 4) of the number of Company Shares determined using the Securities Exchange Ratio (subject to adjustment pursuant to Section 3) (collectively, the “Securities Disposition”), plus all Proceeds received in respect of such Company Shares prior to the date of the Securities Disposition to the extent not previously distributed to the Purchaser in accordance with Section 5 and the Escrow Agreement (such exchange, the “Cash Exchange”); provided, however, that notwithstanding the foregoing or anything to the contrary herein, each Securities Disposition and any Cash Exchange shall be subject to and conditioned upon any limitations or other restrictions applicable to the Purchaser under the Registration Rights Agreement and compliance with applicable law.

For the avoidance of doubt, the Purchaser may elect to effectuate the Securities Exchange in respect of one portion of the Preferred Securities and elect to effectuate the Cash Exchange in respect of another portion of the Preferred Securities, in each case on one or more occasions; provided, however, that notwithstanding the foregoing or anything to the contrary herein or in any other Ancillary Agreement, but subject to Section 2(a), the Purchaser shall have the obligation promptly upon receipt of all approvals necessary from the applicable insurance regulators for the Purchaser to hold the Company Shares to consummate a Securities Exchange for all of the MF Preferred Securities with the Master Fund, all of the GOB Preferred Securities with Global Fund and all of the SSF Preferred Securities with the Special Situations Fund, in each case to the extent not previously exchanged in accordance with this Agreement and the Escrow Agreement.

2.           The Exchange Closing.

(a)           The closing of any Exchange (an “Exchange Closing”) shall take place at the offices of Leucadia National Corporation, 520 Madison Avenue, New York, New York 10022 following the delivery by the Purchaser to the Sellers of written notice of its election to consummate an Exchange (an “Exchange Notice”) at such time and date as set forth in the Exchange Notice (or if not specified in the Exchange Notice, four Business Days after the date such Exchange Notice is delivered); provided, that the Purchaser shall not be entitled to deliver an Exchange Notice in respect of a Securities Exchange unless and until it has received all approvals necessary from the applicable insurance regulators for the Purchaser to hold such Company Shares.  Notwithstanding the foregoing or anything to the contrary herein or in the Purchase Agreement or any Ancillary Agreement, the Purchaser shall not be entitled to deliver an Exchange Notice in respect of a Securities Exchange to the extent such Securities Exchange would result in the Purchaser having (as a result of its Beneficial Ownership over Company Shares following such Securities Exchange) the right to control 35% or more of the total voting rights of all issued and outstanding voting securities of the Company (for the avoidance of doubt, taking into account any voting limitations in respect of the outstanding Preferred Stock); provided, however, that upon receipt of all approvals necessary from the applicable insurance regulators for the Purchaser to hold the Company Shares, the Purchaser shall deliver an Exchange Notice in respect of a Securities Exchange up to just under such 35% ownership limitation and an Exchange Notice in respect of a Cash Exchange for the balance of the Preferred Securities to be exchanged in excess of such 35% ownership limitation.  Each Exchange Notice

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shall set forth the type of Exchange(s) to be consummated and identify the Preferred Securities that will be subject to the Exchange.  In connection with and in advance of any Exchange Closing, the Purchaser shall deliver a Deposit Release Notice (as defined in the Escrow Agreement) to the Escrow Agent to release the applicable certificates (or through delivery by electronic book entry form) representing the Company Shares and the Proceeds, in each case, required to be delivered to the Purchaser as set forth on the applicable Exchange Notice in connection with such Exchange under Sections 2(b) and 2(c), as applicable.

(b)           At an Exchange Closing in respect of a Securities Exchange:

(i)           Pursuant to a Deposit Release Notice (as defined in the Escrow Agreement), the following shall be delivered by the Escrow Agent to the Purchaser: (x) the certificates (or through delivery by electronic book entry form) representing the Company Shares and the Proceeds, in each case, required to be delivered to the Purchaser in connection with such Exchange as set forth on the applicable Exchange Notice and (y) duly executed instruments of transfer or assignment in respect of such Company Shares, conveying all right, title and interest to and in such Company Shares, free and clear of all liens; and

(ii)           Purchaser shall deliver to each applicable Seller the certificates representing the Preferred Securities required to be delivered to such Seller in connection with such Exchange as set forth on the applicable Exchange Notice, along with a duly executed instrument of transfer or assignment in respect of such Preferred Securities conveying all right, title and interest to and in the Preferred Securities to such Seller, free and clear of all liens.

(c)           At an Exchange Closing in respect of a Cash Exchange:

(i)           the gross proceeds (net of any and all underwriting commissions paid to Jefferies LLC and any other fees and expenses incurred in connection with such Exchange not paid by the Company under the Registration Rights Agreement, and subject to Section 6(e)) resulting from the Securities Disposition of the applicable Company Shares consummated in accordance with Section 4, plus all Proceeds received in respect of such Company Shares prior to the date of the Securities Disposition to the extent not previously distributed to the Purchaser prior to the Exchange Closing in accordance with the Escrow Agreement shall be delivered to the Purchaser; and

(ii)           Purchaser shall deliver to each applicable Seller the certificates representing the Preferred Securities required to be delivered to such Seller in connection with such Exchange as set forth on the applicable Exchange Notice, along with a duly executed instrument of transfer or assignment in respect of such Preferred Securities conveying all right, title and interest to and in the Preferred Securities to such Seller, free and clear of all liens.

3.           Adjustments.  If between the Closing under the Purchase Agreement and the termination of this Agreement, the outstanding shares of Common Stock of  shall have been changed into a different number of shares or a different class, solely by reason of any stock dividend, reclassification, recapitalization, split, reverse split, combination, exchange or

3

readjustment of shares or any stock dividend or stock distribution with a record date during such period or any other similar transaction, the Securities Exchange Ratio shall be correspondingly adjusted, if necessary, to reflect such change and all such other adjustments and changes shall be made to provide to the Sellers with the same economic effect as contemplated by this Agreement and the Purchase Agreement prior to such action.

4.           Procedures for Consummating a Securities Disposition; Cooperation.

(a)           The parties hereby agree that Jefferies LLC shall act as lead underwriter in connection with any Securities Disposition required to be consummated pursuant to this Agreement (whether in the form of a registered offering or an unregistered sale exempt from registration requirements under the Securities Act) and Jefferies LLC shall be entitled to receive customary fees and expense reimbursement in connection therewith.  The Purchaser shall in consultation with Jefferies LLC direct, in its sole discretion, the timing and implementation of any such Securities Disposition, in each case subject to any restrictions or limitations set forth in the Registration Rights Agreement and compliance with applicable law.

(b)           Upon the terms and subject to the conditions set forth in this Agreement, without limiting the obligations set forth in Section 5.2 of the Purchase Agreement (but without duplication in respect thereof), the Purchaser and each of the Sellers shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective, in an expeditious manner, the transactions contemplated by this Agreement, including doing all things reasonably necessary to effect a Securities Exchange and a Cash Exchange (including, consummating the Securities Disposition related thereto), in each case, as reasonably requested by the Purchaser and using commercially reasonable efforts to:  (i) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and make all necessary registrations, declarations and filings with Governmental Entities in order to consummate an Exchange (including, in respect of filings required to be made by the Purchaser with insurance regulators in order to effectuate the Exchange under applicable Law); and (ii) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.  Further, the Sellers shall use commercially reasonable efforts to cause the Company and its Subsidiaries to support, and not oppose, any application, form or other filing made by the Purchaser with insurance regulators in connection with the consummation of the transactions contemplated by this Agreement.

(c)           Upon the terms and subject to the conditions set forth in this Agreement, without limiting the obligations set forth in Section 5.2 of the Purchase Agreement (but without duplication in respect thereof), each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be reasonably necessary to effectuate the transactions contemplated by this Agreement, in each case subject to the terms and conditions hereof and compliance with applicable Law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms hereof.

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5.           Treatment of Dividends, Distributions and other Payments by the Company.  The Sellers acknowledge and agree that from and after the Closing until the termination of this Agreement the Purchaser shall have all right, title and interest in and to any Proceeds paid or received in respect of the Company Shares (except from and after the date of a Securities Disposition in respect of any such Company Shares), and the Purchaser shall have the right to cause the Escrow Agent to release any such Proceeds at any time (i.e., the Purchaser does not need to wait for an Exchange Closing).  The Sellers covenant and agree to promptly deliver any Proceeds paid or received in respect of the Company Shares to the Escrow Agent.

6.           Miscellaneous Provisions.

(a)           Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(b)           Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(i)           This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(ii)           Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding brought by any party hereto against arising out of or based upon this Agreement may be instituted in any United States federal court or New York State court located in the Borough of Manhattan in The City of New York (a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of a New York Court in any such suit, action or proceeding.

(iii)           EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY SELLER OR THE PURCHASER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

(c)           Specific Performance.  The parties hereto agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that irreparable damages for which money damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions.  The parties acknowledge and agree that the parties shall be entitled to seek an injunction, specific

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performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, this being in addition to any other remedy to which they are entitled, at law or in equity; and the parties hereto further agree to waive any requirement for the securing or posting of any bond or other security in connection with the obtaining of any such injunctive or other equitable relief.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(d)           Delays or Omissions; Waiver.  No delay or omission to exercise any right, power, or remedy accruing to a party upon any breach or default of another party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.  Any agreement on the part of a party or parties hereto to any waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

(e)           Fees and Expenses.  All costs and expenses (including fees and disbursements of legal counsel and advisors) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses, other than such out-of-pocket fees and expenses incurred by the Sellers in connection with the consummation of a Cash Exchange and not otherwise paid by the Company pursuant to the Registration Rights Agreement, which shall be for the account of and paid by the Purchaser.

(f)           Assignment.  None of the parties may assign its rights or obligations under this Agreement without the prior written consent of the other parties, provided, however, that the Purchaser may assign its right and obligations hereunder to an Affiliate of the Purchaser without the prior written consent of any Seller; provided, further, that as a condition precedent to such assignment (x) any such Affiliate shall assume, on a several and not joint basis, all then continuing obligations of the Purchaser hereunder pursuant to a written agreement reasonably acceptable to the Sellers, and (y) no assignment and assumption shall relieve the Purchaser from any liability hereunder; provided, further, that any assignment to an Affiliate shall only be effective for so long as such Person remains an Affiliate of the Purchaser and the rights assigned to such Person shall cease to be of further force and effect when such Person ceases to be an Affiliate of the Purchaser.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and permitted assigns.  Any purported assignment other than in compliance with the terms hereof shall be void ab initio.

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(g)           No Third Party Beneficiaries.  This Agreement does not create any rights, claims or benefits inuring to any Person that is not a party hereto nor create or establish any third party beneficiary hereto.

(h)           Counterparts.  This Agreement may be executed and delivered (including by facsimile or electronic transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed an original, but all of which taken together shall constitute a single instrument.

(i)           Amendments.  No modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Sellers, on the one hand, and the Purchaser, on the other hand.

(j)           Nature of Sellers’ Obligations and Rights.  The obligations of each Seller under this Agreement are several (in proportion to the number of Company Shares delivered to the Escrow Agent by such Seller on the date hereof) and not joint with the obligations of any other Seller, and no Seller shall be responsible in any way for the performance of the obligations of any other Seller under this Agreement.  Nothing contained herein, and no action taken by any Seller pursuant hereto, shall be deemed to constitute the Sellers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Sellers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement.  Each Seller confirms that it has independently participated in the negotiation of the transactions contemplated hereby and has been represented by separate counsel.  All rights, powers and remedies provided to the Sellers under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative or exclusive, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other rights, powers or remedies by such party or any other party.

(k)           No Personal Liability of Directors, Officers, Owners, Etc.  No director, officer, employee, incorporator, shareholder, managing member, member, general partner, limited partner, principal or other agent of any of the named parties hereto shall have any liability for any obligations of such party under this Agreement or for any claim based on, in respect of, or by reason of, the obligations of such party, under this Agreement.  The Purchaser and the Sellers each hereby waive and release all such liability.  This waiver and release is a material inducement to each party’s entry into this Agreement.

[Signature Pages Follow.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Harbinger Capital Partners Master Fund I, Ltd.

By:	Harbinger Capital Partners, LLC, its investment manager

By:	/s/ Keith Hladeck
Name:	Keith Hladeck
Title:	Authorized Signatory

Global Opportunities Breakaway Ltd.

By:	Harbinger Capital Partners II, LP, its investment manager

By:	/s/ Keith Hladeck
Name:	Keith Hladeck
Title:	Authorized Signatory

Harbinger Capital Partners Special Situations Fund, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC, its general partner

By:	/s/ Keith Hladeck
Name:	Keith Hladeck
Title:	Authorized Signatory

Signature Page to Exchange Agreement

Leucadia National Corporation

By:	/s/ Michael J. Sharp
Name:	Michael J. Sharp
Title:	Executive Vice President & General Counsel

Signature Page to Exchange Agreement